
Coles Myer Ltd.

Annual Report 2004

Well on the way...

...by delighting our customers

John
Officeworks customer

Emma
Kmart customer

Mariela
Target customer

Chris
Coles Express customer









Contents

Melanie Coles customer | **Grace** Bi-Lo customer | **Sam** Liquor customer | **Stephanie** Myer customer



MYER

Well on the way...

and delivering results



Sales (1)
($m)
32,267
30000
25000
20000
15000
10000
5000
0
22,566
23,780
25,689
27,017
00
01
02
03
04



Underlying net profit (2)
($m)
576.5
600
500
400
300
200
100
0
483.7
333.0
353.8
455.6
00
01
02
03
04



Ordinary dividend (3)
(cents)
29.0
30
25
20
15
10
5
0
27.0
25.5
25.5
26.0
00
01
02
03
04



130
125
120
115
110
105
100
95
90
Coles Myer Ltd.
Share Price
All Ordinaries
25.7.2003
23.7.2004

(1) Excludes Goods and Services Tax, Wholesale Sales Tax. Excludes additional 53rd week in 2000.

(2) Excludes abnormal items (2000), significant items (2001), accounting policy changes, profit on sale of Sydney Central Plaza and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2003), interest from the restructuring of the Employee Share Plan by its Trustees and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2004).

(3) Excludes 10.0 cents special dividend 2001.

Year 3 of our 5 year strategy

Delighting our Customers

- Introduced one of Australia's best retail loyalty offers
  – fuel discounts, enhanced FlyBuys, Coles Myer Source MasterCard, MYER one
  – excellent customer response
- Supermarkets offering great value and innovative offers
  – new fresh produce departments, house-brand expansion
- General merchandise and apparel brands delivering better value, better ranges and better convenience
- Launched new Coles Myer Gift Card and Insurance Claim Card

Being the Best Team

- Building the right culture and best team
- Recruiting and developing the best people
  – launched on-line recruiting: www.careers.colesmyer.com
  – launched the Coles Myer Institute
  – launched on-line induction for our new team members
- Professional development for over 80,000 team members
- Building leadership to ensure we are well positioned for the future
  – succession planning and talent pools across Coles Myer
- Performance, reward and recognition
  – aligning to business goals


✓ Strong growth in Food & Liquor.
✓ Substantial increase in profitability of Kmart, Myer and Target.
✓ Cost of doing business improved.
✓ Strong balance sheet and cashflow.
✓ Focus on sustainable long-term growth.

Growing Shareholder Value

- Substantial sales and profit growth across the business
- Coles Express surpassed all expectations in the first year
- Significant increase in return on investment
- Strong share price performance, dividend growth, cashflow and balance sheet
- Network expansion
  – close to 600 Coles Express outlets
  – 75 new stores in other brands

Safety

- Safety RIGHT NOW program awareness rolled out to all Coles Myer team members
  – ensuring a safe working and shopping environment for everyone, everywhere, everyday
  – focus on safety committees and training across the business
  – senior leadership team actively involved in developing and implementing safety strategies

Well on the way...

and gathering momentum



Q. What has Coles Myer achieved in 2004?

RA: This has been a year of very real and exciting progress for Coles Myer. Since we started on our five-year turnaround journey in 2001, John and his team have progressively delivered record sales and profits. Now that our Company has regained momentum, the focus is on building sustainable growth for the future.

JF: The progress we've seen this year is the result of this Company's absolute focus on our three goals: Being the Best Team so that we can Delight our Customers and Grow Shareholder Value. These goals underpin all of our actions and decisions, from restructuring our Food and Liquor business and introducing one of Australia's best retail loyalty offers, to transforming our supply chain and information technology functions. In this way we can leverage the unique scale of Coles Myer for the benefit of our customers and shareholders.

Our cultural change strategy has continued to gain traction following significant change to the way we recruit, train and manage the performance and reward of our people, as well as how we identify, develop and retain our potential leaders of tomorrow.

Q. What has driven the performance of the Food and Liquor business?

JF: The Food and Liquor business – the engine of Coles Myer – has had another highly successful year. The group's focus is absolutely on delighting customers – with a better fresh food offer, with better value through a market-leading house-brand offer and with the best and most convenient fuel discount offer. We have also restructured this part of the business to bring our management team closer to stores and therefore to customers, and to ensure that we are first to market with new products, as well as best value and great convenience.

Q. How are the other brands performing?

JF: Our general merchandise and apparel brands – Kmart, Officeworks, Myer and Target – have significantly improved from what and where they were when we started this journey three years ago, both in terms of their customer offer and their financial performance.

Each of these brands has spent three years concentrating on getting its distinct brand positioning right, improving their merchandise offer and communicating more effectively the value they offer to their customers.

Q. How have customers responded to the loyalty offer that has replaced the Shareholder Discount Card?

RA: We are delighted by the enthusiasm our customers have shown for the new suite of loyalty programs, including an enhanced FlyBuys, the Coles Myer Source MasterCard, the Coles Express fuel discount offer and the recently launched MYER one program. Under this suite of loyalty programs, rewards are available to all of our customers based on their spending in stores. Savings from cessation of the Shareholder Discount scheme are being partly reinvested in the business to provide our customers with better value every day.

Each component of our loyalty offer is compelling in its own right. FlyBuys-related sales have increased significantly since we enhanced the program. Customer spending on the Coles Myer Source MasterCard has far exceeded our expectations. Coles Express has been nothing short of sensational in terms of customer acceptance. The just-launched MYER one program – which is very much in line with global best practice for department store loyalty programs – has shown some very promising early results.

Our loyalty offer also gives us the ability – unique among Australian retailers – to connect the different elements in different ways to delight our customers. An example is the FlyBuys-for-fuel offer we ran during the year, which allowed customers who had a Coles Myer Source MasterCard with the FlyBuys loyalty option to redeem points for Coles Express fuel. The response was excellent. This is the sort of innovation and flexibility we will continue to leverage as we use our new loyalty offer to reward all of our customers.

Q. What are the main areas of focus for the Company looking forward?

RA: The journey ahead will include significant focus on continuing to leverage the scale of the Company for the benefit of customers and shareholders. This is about demonstrating how the whole can be substantially greater than the sum of the parts. John and his team are focussing on how the businesses that make up Coles Myer can work together to extract the additional benefits available to us as a Group, as well as maximising the value from each individual brand.

We have also adopted a Corporate Social Responsibility (CSR) strategy, the implementation of which will be overseen by a new Board Committee chaired by me. The strategy sets out Coles Myer's social, environmental and economic commitments to all of its stakeholders. Our first report to stakeholders on our CSR activities forms part of this report (please see inside back cover).

JF: While our performance this year has been very encouraging, we have embarked upon a whole-of-company initiative to unlock the full potential of Coles Myer. This program includes the transformation of our information technology (IT) and supply chain functions. In IT, we are focussed on removing complexity, duplication of systems, effort and cost across our business. All of our IT activities are now being focussed on improving the service to our stores and customers.

Similarly, in supply chain, the focus is on improving the availability of goods for our customers, simplifying processes, reducing costs and running a better, simpler and cheaper distribution network.

Well on the way...

by rewarding our customers



coles
expres

Coles Express fuel offer

- A network of close to 600 Coles Express locations across Australia
- Competitively priced and high quality Shell fuel
- Saving customers 4 cents per litre when they spend $30 or more at any Coles, Bi-Lo or Liquorland store







Enhanced FlyBuys

- New-look FlyBuys offering customers better value and more rewards, faster
- Customers can earn 2 points for every $5 spent at participating Coles Myer stores
- Australia's biggest customer loyalty program



FlyBuys

One of Australia's best retail loyalty offers


$2.9


COLES MYER
source
0123 4567 8901 2345
10/06
MasterCard
KATE WILSON

'MYER one' rewards and benefits

- Recognising and rewarding loyal Myer customers
- In line with the best loyalty offers from the world's leading department stores
- Adds to the benefits of the full Coles Myer loyalty suite



Coles Myer Source MasterCard

- Offering customers more value, convenience and rewards
- A competitive credit card product
- When used together with FlyBuys customers earn 7 points for each $5 spent at participating Coles Myer stores


MY

Well on the way...

by driving home value

Our Food and Liquor business is performing better than ever by focussing on providing customers with the best value, range and convenience. While the results of our supermarkets and liquor stores speak for themselves, we are now working on making a great business even better.


12% Profit
Food and Liquor
2004 2003 Change
Sales ($m) 17,969 16,558 8.5%
Retail EBIT ($m)* 677.5 602.0 12.5%
Retail margin (%) 3.77 3.64

*2004 excludes Liquor head office relocation costs ($14.6m) and Mt Druitt centre restructure costs ($5.0m). 2003 excludes the reduction in profit from accounting policy changes ($34.0m) and is restated to include Liquorland Direct, which was previously included in Emerging Businesses.

"I love shopping at Coles. I am feeding a growing family and find it very convenient to do all of my fresh and grocery shopping in one stop. We also buy a lot of Organics products and I can get all of my baby needs. I am a big advocate for the Coles house-brand products; they are excellent quality and there are big savings to be made."

Coles customer – Melanie

The Food and Liquor business recorded an excellent performance this year, with strong sales growth accompanied by margin expansion.

The focus on delighting customers is delivering results. Our market share increased through the high degree of customer satisfaction with our new fuel and fresh food offers, along with improved perceptions of the real value we offer in our stores.

Expansion of our network continued to plan, with 29 new supermarkets and 21 liquor outlets opened during the year. We plan to open around 30 supermarkets and 20 liquor outlets in 2005, while continuing our extensive refurbishment program.

To increase the pace of growth of our business, we have recently moved the Coles and Bi-Lo support structures into one integrated supermarket team. The new structure removes layers and duplication, enabling greater agility and speed to market with new and improved customer offers. Importantly, freed resources have been reinvested into our strategic areas of fresh food and house-brands, further elevating their focus to deliver the best value and most convenient offer for customers.

The outlook for our Food and Liquor business is positive. We will continue to drive growth through great value, convenience and innovative offers across all our brands – aimed at delighting both our customers and shareholders.

Coles

Our aim is to delight our customers with great value and convenience. We are committed to giving our customers more for their money through competitive everyday pricing supported by strong and relevant promotions.

Providing a better shopping experience for our customers has delivered improved sales performance. Our new fresh produce departments with their 'market look' are now a feature in most stores and have been received enthusiastically by customers. Further training of our fresh food teams enables faster stock replenishment, thereby improving product quality and reducing waste.

Customers are also showing strong support for our house-brand range, which has increased to over 2,400 items. We will continue to develop this important range, including the popular Organics label.

These growth initiatives have been reinforced by the successful 'Save everyday' marketing campaign, featuring Lisa McCune, which promotes our very competitive prices, wide range, quality and value.

The store expansion and improvement program continued, with 15 new openings and 39 refurbishments during the year. Our national network now numbers close to 500 stores.

Looking ahead, our focus remains on the further strengthening of our value and price offer, ongoing improvements in our fresh departments and the development of our house-brands – all underpinned by our strong commitment to customer service.


$2.9

"I've been a Bi-Lo shopper for many years as the prices are just so cheap! I also save lots of money by buying Bi-Lo house-brand products each week – my favourite product is Bi-Lo Cornflakes."

Bi-Lo customer – Grace

Bi-Lo

Our aim is to be Australia's leading discount supermarket, offering the cheapest weekly shopping basket to customers who demand value.

We are realising this objective by improving our offer and communicating the value we deliver our customers, in particular through our fresh foods and the Bi-Lo house-brand range.

Through the year, we focussed on enhancing the quality of our fresh foods and expanding our house-brand range. We introduced 348 new products and repackaged 280 others. As customers are continuing to embrace the value of our house-brands, we are planning to launch another 600 new lines, including further development of the Premium Choice line.

Our successful 'Why Pay More?' marketing campaign continued to resonate with customers, contributing to our sales growth along with other promotional initiatives such as the 'Red Hot Sale' campaigns.

We continued to expand and upgrade our stores, with 14 new openings this year bringing our national network to 209 stores. Eleven stores were refurbished under our ongoing store improvement program.

Through the coming year, we will maintain our focus on value by continuing to improve our fresh food offer and expand our house-brand range, all with the aim of delighting our customers.

Liquor

Our aim is to be Australia's number one liquor retailer.

Another active year saw further expansion of the Liquor business. The opening of 21 new outlets brought the national network to 626 Liquorland, Vintage Cellars and Theo's stores, further consolidating our strong market position.

We further improved the competitiveness of our pricing and promotions during the year, including Liquorland's innovative 'bargain bundles' offer. Customer service and team training remain a key focus, resulting in Vintage Cellars being voted 'National Chain of the Year' by the Liquor Stores Association.

Our head office structure was reorganised to increase operational efficiencies. This included the relocation of Liquor's head office from Western Sydney to Melbourne, enabling the Food and Liquor teams to work more closely on innovative ways to delight the customer.

We will leverage growth opportunities by further aligning our offer with customers' needs and continually revitalising our brands.



"I'm a regular shopper at Vintage Cellars. I find the range, price and service excellent. The team at Vintage Cellars always has time to help you with your selection and is very knowledgeable. The Vintage Cellars Club Card also means that I am earning points every time I shop. I won't go anywhere else."

Liquor customer – Sam

"Coles Express is everywhere I am, whenever I need to fill up. All the locations are really convenient. When I visit Coles Express I know I'm filling up with quality Shell fuel, and if I'm racing to and from work I can grab drinks, snacks or anything we need for home from the convenience store."

Coles Express customer – Chris

Coles Express

	2004	2003	Change
Sales ($m)	3,177	–	–
Retail EBIT ($m)	20.1	–	–
Retail margin (%)	0.63	–	

Coles Express

Our aim is to remain Australia's number one fuel and convenience retailer. We will achieve this by continuing to offer competitively priced, quality products at convenient locations.

Coles Express was formed following the development of a commercial alliance between Coles Myer and Shell. The brand was launched in Victoria in July 2003, with the progressive national rollout completed by March 2004. The national network now numbers 598 stores making it Australia's largest and leading fuel and convenience retail operation.

We delivered a strong performance in our first year, delivering a return on investment of more than 20 per cent. Sales of around $4.5 billion are expected in 2005.

The customer response to our fuel discount offer has been exceptional. Fuel discounts are a key part of the Group's loyalty offer and can be used in different and innovative ways to delight our customers. This recently included the FlyBuys-for-fuel offer, where Coles Myer Source MasterCard holders could redeem FlyBuys points for Coles Express fuel.

Building on this strong foundation, we are now focussing on improving our convenience store offer and enhancing all aspects of customers' experience at our sites. We will also continue to look for opportunities to add value to the Group's loyalty program through Coles, Bi-Lo and Liquorland stores.

The success of the brand is underscored by the strength of the alliance with our partner, Shell. Both teams have an unwavering focus on the customer, and will continue working together to build the success of this offer.


coles
save

Well on the way...

and making real progress



Our general merchandise and apparel brands – Kmart, Officeworks, Myer and Target – recorded strong performances as they continued to make real progress in their rebuilding programs. Sales and margins expanded as these businesses continued to source the right merchandise at better prices and offer great customer value.

The underlying improvement in the performance of these businesses has been driven by their successful execution of clearly defined turnaround strategies based on understanding and responding to their customers' needs.

Kmart

Our aim is to be the number one discount department store choice for families, by providing them with the lowest prices on the best range of products, and ensuring stock is on show. These goals, and the commitment of our team to efficient service, contributed towards a substantial profit increase for Kmart, including its Australian, New Zealand and Kmart Tyre and Auto Service businesses.

Our entire range of quality national and house-brands is backed by our famous lowest price guarantee. We promote our compelling product offer to customers through weekly catalogues supported by television, press and radio advertising. Customers responded enthusiastically to our refreshed marketing campaign this year.

Kmart added a number of innovative brands to its range in 2004, including Living with Deborah Hutton in homewares and Nikki Webster and Hilary Duff products in apparel. Popular Kmart house-brand products included Jackeroo barbeques, Australia's Choice, Girl Xpress and Now.

Kmart is famous for its event program, and delighted customers again with a strong product offer for seasonal events (Christmas, Easter, Mother's Day, Father's Day) and those exclusive to the brand (Toy Sale, Mega Electrical Sale, Home Sale).

Our store refurbishment program, which will continue to accelerate, saw another 18 stores reworked to include lower fixtures and wider aisles, thus improving our customers' shopping experience. We also opened five new stores this year.

With the best team, prices and ranges, refreshed marketing and continually improving store layouts, we are confident we will build on this year's success in 2005.

Officeworks

Our aim is to build on our position as the leading retailer of quality office and technology products for home offices and small and medium businesses.

Sales and earnings continued to grow, reflecting our great range, convenience, customer service and low prices.

Our expansion program saw the opening of nine new stores, increasing the network to 78. Another 20 stores were updated with major refurbishments. Twelve new in-store technology centres were opened, bringing the total to 22, while the rollout of our digital printing program is nearing completion with 66 stores now offering the service.

A new focus on house-brands was also initiated, resulting in new packaging and clearer price points. Our goal is to continue to grow sales through new stores, further develop the direct business and continue to broaden our product offer, all backed by competitive prices and knowledgeable service.

"I can get everything my family needs at Kmart. We buy a lot of our bulk goods here and we can always get the products and ranges we want at Kmart, and with the lowest price guarantee I am confident that we will always get the best prices."

Kmart customer – Emma

Kmart and Officeworks

	2004	2003	Change
Sales ($m)	4,681	4,370	7.1%
Retail EBIT ($m)*	135.6	103.6	30.9%
Retail margin (%)	2.90	2.37	

*2004 and 2003 exclude the benefit on re-measurement of Kmart NZ onerous lease provision (2004 $15.4m, 2003 $12.8m). 2003 also excludes the reduction in profit from accounting policy changes ($12.6m).



31% Profit



Myer

Our aim is to be Australia's leading department store, the first choice of customers for their fashion needs in women's and men's apparel, accessories and footwear, cosmetics, gifts and homewares.

Profitability more than doubled during the year, with considerable improvement in the quality of sales, margins and inventory. The combination of ongoing enhancements to our merchandise offer, better in-store execution and our strategic marketing program is delivering results.

We continued to make progress and further strengthen the Myer brand. The decision to re-brand Grace Bros stores in NSW and ACT to Myer created a single, national department store. Customers and employees embraced the change, which was complemented by improvements in merchandise and service, and exciting retail events.

We continued to strengthen our 'House of Brands' focus, enhancing our reputation as a leading fashion destination. Customers have responded well to the new brands across all categories, including Kate Sylvester, Rebecca Taylor, Gwendolynne, Jaclin Chouchana, TL Wood, Tim O'Connor, Camilla & Marc and DKNY. We also secured exclusive department store partnerships with Country Road, Cue and Jag.

Customer service continued to improve, with customer compliments often reaching record levels throughout the year. Our 'mystore' marketing was well received, as were initiatives such as swimmer Michael Klim's appearance as the 'face of Myer menswear'.

Following store upgrades at Chatswood, Highpoint, Perth, Parramatta and several other locations, we opened our best store to date at Bondi in April 2004. Australia's most beautiful department store, Myer Bondi is home to the latest trends and fashions. We will continue to enhance our merchandise offer, deliver further improvements in customer service and continue to upgrade stores as part of our commitment to become Australia's leading department store.

Megamart

Megamart continued to experience an extremely competitive market. One new store was opened in Alexandria in NSW. We have developed a revised customer offer to improve Megamart's performance, which will be launched in mid-November. This includes a much stronger focus on total electrical solutions and technology, a new store layout, major improvements in customer service and selling approaches, and a new marketing campaign.


141% Profit

Myer and Megamart

	2004	2003	Change
Sales ($m)	3,322	3,240	2.5%
Retail EBIT ($m)*	60.7	25.2	140.9%
Retail margin (%)	1.83	0.78	

*2004 excludes Mt Druitt centre restructure costs ($14.2m). 2003 excludes the reduction in profit from accounting policy changes ($15.3m).

"I love shopping at Myer. I can always find the latest fashions from Myer's great range of Australian designers – Wayne Cooper and Gwendolynne are my favourites! I also like the fact that once I have chosen my outfit, I can walk just a few steps to buy great accessories and shoes."

Myer customer – Stephanie

Target

Our aim is to be a stylish, value-focussed alternative to specialty stores, providing our customers with everything they need for themselves, their family and their home.

Target recorded its highest profit ever, reflecting strong customer demand for its affordable and high-quality ranges, combined with excellent store execution and rapid sell-through within each season.

We are leading the Group in increasing the direct sourcing of imported products, which delivers greater cost efficiencies and faster access to new and differentiated products. This process also provides benefits from an appreciating Australian dollar.

Our speed to market with new merchandise ranges has great customer appeal. Seasonal events were strongly supported, including Christmas, Easter and Mother's Day, along with our key promotions such as the Massive Home Sale, Stocktake Sale and Toy Sale. Our successful '100% happy' marketing campaign continued to evolve and received the 2003 National Branding Award from the Australian Marketing Institute.

We complement our Target branded products with new private labels and exclusive licenses in childrenswear, menswear and homewares, and we are a destination for major movie merchandise. Our most popular lines this year included winter jackets in all apparel categories, retro styles in apparel and homewares, our Maxx menswear line and the new World Industries merchandise in our youth departments.

Our continued focus on the right merchandise, events, store layout and execution will position us well for the future.

"I've got two young children, so I'm constantly having to buy new clothes for them as they are growing so quickly. I love Target's childrenswear because I know the quality is always great and I can get the latest styles and fashion at a fraction of what I might pay elsewhere."

Target customer – Mariela

Target

	2004	2003	Change
Sales ($m)	2,852	2,647	7.7%
Retail EBIT ($m)*	150.9	92.0	64.0%
Retail margin (%)	5.29	3.48	

*2003 excludes the reduction in profit from accounting policy changes ($2.1m).



64% Profit


Compare our quality
Compare our quality
irlswear

Well on the way...

and changing the way we do business



Delighting customers

- Shelves that are fully stocked
- Improved availability of most wanted products
- Freeing up our people to focus on customer needs
- Giving customers more information on our product range and special offers



BI-LO
BI-LO
BI-LO
BI-LO
Baked
Beans



Innovating the way we work

- Standardisation of IT and sharing of systems and applications across our business
- Implementing new merchandise systems across our business
- Self checkout pilot program launched in Coles and Bi-Lo
- Electronic supplier invoicing installed in our food businesses
- Enhancing our point of sale systems



coles



...through our supply chain and IT transformation programs

Transforming the supply chain

- Streamlined network of distribution centres
- Standard warehouse and transport management systems
- New methods introduced for 'one-touch' handling of goods between supplier and shelf
- Working with employees and suppliers to cut cost and duplication from the supply chain



Leveraging the scale of the Group

- Simplified operations and common systems in our stores and distribution centres, providing:
  - improved efficiencies
  - reduced business costs
  - investment for the future



Applying good corporate governance

Your directors and management are committed to high standards of corporate governance, which are embodied in the Company's Statement of Corporate Governance Principles. This establishes the framework for how the Board oversees the Company and performs its functions on behalf of shareholders.

Role of the Board

The Board is responsible for directing management to optimise the Company's performance and increase shareholder wealth by:

- providing strategic direction and adopting a corporate strategy;
- identifying and managing the principal risks of the Company's businesses;
- monitoring the conduct and performance of the Company and of senior management;
- appointing and appraising the Chief Executive Officer (CEO) and ensuring that there are adequate plans and procedures for succession planning; and
- ensuring that appropriate procedures are in place so that the business of the Company is conducted in an honest, open and ethical manner.

Composition of the Board

The Board is to have a majority of independent directors, so that it can bring quality judgements, which are free of bias, to all issues. An independent director is one who is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.

The Board has adopted the definition of 'independence', set out in the ASX Corporate Governance Council Best Practice Recommendations.

The Board has also resolved that the Chairman of the Board should be an independent director. The Board currently comprises nine independent non-executive directors and one executive director, being the Managing Director. The Chairman is an independent director.

For full details visit www.colesmyer.com.

Criteria for Board membership

For directors appointed by the Board, the Board will consider the range of skills and experience required in light of:

- the strategic direction and progress of the Company;
- the current composition of the Board; and
- the need for independence.

A director appointed by the Board must stand for election at the next Annual General Meeting.

Apart from the Managing Director, all directors are subject to re-election by rotation at least once every three years.

Board committees

The Board has established a number of Board committees. These committees meet regularly and make recommendations to the Board. The committees' charters may be viewed on the Company's website.

Audit/Governance Committee

The Committee assists the Board in relation to the Company's corporate governance framework, identification of areas of significant business risks and the monitoring of:

- the preparation of the Company's financial statements;
- adherence to the Company's Statement of Corporate Governance Principles;
- maintenance of an effective and efficient internal and external audit;
- effective management of business risks;
- compliance with laws and regulations; and
- business dealings, in particular related party transactions.

The Committee is responsible for the appointment, compensation, retention and oversight of the work of the external auditor. Under the Committee's charter all members must be independent directors. The Committee members are Tony Hodgson (Chairman), Patty Akopiantz, Rick Allert, Mark Leibler, Martyn Myer and Michael Wemms.

Nomination & Remuneration Committee

The principal responsibilities of the Committee are to:

- advise the Board annually on remuneration for the CEO and for executives reporting directly to the CEO;
- advise the Board on performance-linked compensation packages for directors and executives, and share and share option plans;
- advise the Board on directorship appointments, performance of the CEO, successor to the CEO, effectiveness of the Board as a whole, non-executive director's remuneration; and
- review the Board's required status, experience, mix of skills, and other qualities, including gender, and provide a directors' orientation and education program.

Committee members are Rick Allert (Chairman), Keith Barton, Bill Gurry and Sandra McPhee.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee was established this year to advise the Board on issues relating to Corporate Social Responsibility (CSR) specifically Coles Myer's social, environmental and economic commitments to all of its stakeholders. Our first report on CSR forms part of this report (please see inside back cover). Committee members are Rick Allert, Patty Akopiantz and John Fletcher.

Board appraisal process

The Board monitors and evaluates its performance and the performance of the Board committees and individual directors annually in order to fairly review and actively encourage enhanced Board effectiveness. External consultants are engaged to assist in the evaluation process. The Board also evaluates the performance of each director standing for re-election before deciding whether to recommend to shareholders that the director be re-elected.

Fair dealings and related party transactions

Directors, as well as senior management, convey the message to all stakeholders through the relevant policies and our internal review mechanisms that integrity and effective control cannot be compromised when dealing with suppliers, particularly if a supplier is a related party. The Company has implemented a comprehensive policy regarding related party transactions.

Share trading

The Company's policy and procedures on dealing in Coles Myer securities requires that directors and employees who possess inside information should never deal in Coles Myer securities. It also provides that directors and senior executives are not permitted to trade in the Company's securities in the six-week period prior to the announcement of the half-year and full-year profit results.

Group results and monitoring

The Board has overall responsibility for the appropriate reporting of the Coles Myer Group results. In order to effectively carry out this function, the Audit/Governance Committee monitors the effectiveness of the Group's systems and internal financial controls.

The Group's performance is monitored on a monthly basis through annual operating and capital budgets, which have been established by the relevant business heads and approved by the Board.

The Board oversees the establishment, implementation and review of the Company's Risk Management processes with assistance from the Audit/Governance Committee. Management has established a risk management process for assessing, monitoring and managing operational reporting and compliance risk.

Internal Audit is used extensively to monitor the areas of greatest control risk as identified by a risk analysis. The external auditors review and test the system of internal control to the extent necessary to form an opinion on the financial report.

External auditor independence

Audit fees of $4.3 million were paid or payable to PricewaterhouseCoopers in relation to the 2004 financial year. Fees for non-audit assurance services and taxation advice totalled $1.7 million. The independence and performance of the external auditor is subject to continual review by the Audit/Governance Committee. Audit engagement partners are rotated every five years, with the most recent rotation occurring in the 2002 financial year.

Ethics and Code of Conduct

A Code of Conduct, based on the fundamental principle that all the Company's business affairs shall be conducted legally, ethically and with strict observance of the highest standards of integrity and propriety, has been adopted by all directors and employees. It is wide ranging and describes how an individual should act in many different circumstances. It also provides guidance on how to resolve uncertainties and how to deal with suspected breaches of the Code by others. The Code may be viewed on the Company's website.

Board tenure

The Board has adopted a tenure policy for all non-executive directors. The policy provides that non-executive directors will hold office for no more than 10 years (normally three full terms) unless there are special circumstances in which the Board considers that the director should serve longer. The Chairman is expected to serve in that role for at least five years.

Professional advice to directors

Subject to the approval of the Audit/Governance Committee, directors may engage an outside professional adviser at the expense of the Company in appropriate circumstances.

Directors' retirement allowance

Non-executive directors appointed prior to 27 March 2003 receive a retirement allowance payable upon their retirement as a director in accordance with an approval given by shareholders at the Annual General Meeting held on 21 November 1989.

The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus five per cent of that amount for each year of service in excess of three years, but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received. Directors appointed after 27 March 2003 do not receive a retirement allowance however they receive an increased base fee.

Communication with shareholders

The Company is committed to:

- ensuring that shareholders and the financial markets are provided with full and timely information about its activities;
- complying with continuous disclosure obligations contained in applicable listing rules and the Corporations Act in Australia, and the equivalent requirements associated with the Company's listing in the United States;
- ensuring that all stakeholders have equal opportunities to receive externally available information issued by the Company.

The Company has established a Continuous Disclosure Committee which is responsible for monitoring the continuous disclosure practices of the Company, assessing the information provided by the Company's businesses and considering the appropriate response to any market rumours concerning the Company.

Information is communicated to shareholders through the distribution of the Annual Report and whenever there are other significant developments to report. In addition, all significant information is posted on the Company's website (www.colesmyer.com) as soon as it is disclosed to the financial markets. The Annual General Meeting, along with profit and sales presentations, is also broadcast live on the website. A copy of all the governance policies referred to in this report are also able to be viewed on the website.

Donations

The Board's decision to contribute to the major political parties, federally and in the states, is motivated by its desire to see a strong political system that supports the democratic process in Australia.

Commitments made to political parties at the federal and state levels during the year were:

Australian Labor Party	$107,000
Liberal Party of Australia	$107,000
National Party of Australia	$26,000

ASX corporate governance recommendations

At the date of this report the Company complies with the ASX Principles of Good Corporate Governance and Best Practice Recommendations. The information required to be disclosed by those recommendations is found both in this Corporate Governance section and in the Directors' Report on pages 40 to 48 of this Report.

Board of Directors

Patricia (Patty) E. Akopiantz
Non-executive Director
BA (Wellesley), MBA (Harvard) Age 40, (Appointed Director 2001)
Ms Akopiantz has over 15 years senior management and consultancy experience in retail and consumer industries both in Australia and overseas. As a management consultant with McKinsey, she advised some of Australia's leading companies on strategy and organisational change and helped lead the Retail and Consumer Goods Practice. She is a former General Manager of Marketing at David Jones and Vice President of a US apparel manufacturer. Ms Akopiantz is a member of the Advisory Council of the Australian Graduate School of Management, and a director of the Foundation for Young Australians and the YWCA. She manages her own strategy and marketing consultancy.

Richard (Rick) H. Allert, AM
Chairman
FCA Age 61, (Appointed Director 1995, Chairman from 10 October 2002)
Mr Allert has had a distinguished career as a Chartered Accountant. He is the Chairman of AXA Asia Pacific Holdings Limited and Voyages Hotels and Resorts Pty Ltd. Mr Allert is a director of the Australia Business Arts Foundation and a member of the Australia Council's Major Performing Arts Board, and has held positions with a number of government instrumentalities and community organisations over many years. Formerly Chairman of AustralAsia Railway Corporation.

Ronald K. (Keith) Barton
Non-executive Director
BSc, PhD (UNSW), FTSE Age 64, (Appointed Director 2003)
Dr Barton is a former Chief Executive Officer and Managing Director of James Hardie Industries Ltd, after holding a variety of executive positions at CSR Ltd. Dr Barton's current directorships include Tower Ltd, Citect Corporation Ltd and Amcor Ltd. He is also a director of RBS.RVIV.VAF Limited (established as a result of a merger between the Royal Blind Society of NSW, the Royal Victorian Institute for the Blind and Vision Australia Foundation). Dr Barton's previous Board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd and Colonial Ltd.

John E. Fletcher
Managing Director and Chief Executive Officer
FCPA Age 53, (Appointed Director 2001)
Prior to Coles Myer, Mr Fletcher spent almost all his professional career with Brambles Industries, commencing in 1974, initially in an accounting role and then in a series of operating and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive Officer of Brambles Industries in 1993. Mr Fletcher retired as Chief Executive Officer of Brambles in 2001. He is also a director of Telstra Corporation Limited.



William (Bill) P. Gurry, AO

Non-executive Director

LLB Age 57, (Appointed Director 2001)

Mr Gurry was the immediate former Executive Chairman of one of Australia's foremost investment banks, UBS Warburg. Prior to that he was that firm's Managing Director. He has had an outstanding career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. Prior to his time at UBS Warburg, Mr Gurry developed his own diverse financial consulting practice and held a number of directorships, including Normandy Limited, Chairman of Ericsson Australia, Deputy Chairman of BRL Hardy Limited and Chairman of AIDC Limited. Mr Gurry has also held a number of community interest roles. He is a former Deputy Chairman of the Australian Film Commission, a former director of the Australian Film Finance Corporation and former Trustee of the National Gallery of Victoria. He is currently a Director of the Financial Markets Foundation for Children, New Matilda Pty Ltd, Australian Jesuit Foundation and the St Vincents and Mercy Private Hospital. He is also Chairman of GS Private Equity, one of Australia's largest private equity firms.

Anthony (Tony) G. Hodgson

Non-executive Director

FCA, FAICD Age 64, (Appointed Director 2003)

Mr Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr Hodgson's current Board appointments include HSBC Bank Australia Ltd; HSBC Asset Management Ltd (Chair) and Tabcorp Holdings Ltd. He also acts as a consultant to Ferrier Hodgson. Mr Hodgson's previous directorships include Melbourne Port Corporation and Victorian TAB (Chairman). Mr Hodgson is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

Mark M. Leibler, AO

Non-executive Director

LLB (Hons Melbourne), LLM (Yale) Age 60, (Appointed Director 1995)

Mr Leibler is one of Australia's pre-eminent taxation advisers. As the Senior Partner of solicitors Arnold Bloch Leibler, he has advised major business, the Federal Government and educational institutions. He regularly participates in the formulation and review of tax law through his involvement in a large number of peak industry, professional and educational advisory bodies. Mr Leibler is also a director of Reconciliation Australia Limited, a non-profit company established to continue the leadership role of the Council for Aboriginal Reconciliation. Mr Leibler has made an outstanding contribution to the Jewish community, both nationally and internationally.

Ms Sandra McPhee

Non-Executive Director

DipEd, FAICD Age 58, (Appointed Director 2003)

Ms McPhee has extensive international leadership experience in sales, marketing and consumer roles with major global brands. She spent the last 10 years in a number of senior commercial positions with Qantas Airways Limited. Ms McPhee's current Board appointments include Australia Post, Perpetual Trustees Australia Limited, Primelife Corporation, The Art Gallery of NSW and St Vincent's and Mater Health. She is a Council Member of Chief Executive Women. Previous non-executive roles included Deputy Chairman of South Australia Water, Director Tourism Council Australia and CARE Australia.

Martyn K. Myer

Non-executive Director

BEng, MESc, MSM (MIT) Age 47, (Appointed Director 1996)

Mr Myer has extensive experience in financial services and engineering. He is a director of Diversified United Investments Ltd, Chairman of CogState Ltd (a biotech company involved in Alzheimers disease diagnosis and treatment) and was until recently Managing Director of Merlyn Asset Management Pty Ltd. Prior to his move to the financial services industry, he had extensive experience with some of Australia's leading manufacturers. Mr Myer has involvement in several philanthropic activities, including President of the Howard Florey Institute of Experimental Physiology and Medicine at the University of Melbourne and The Myer Foundation.

Michael Wemms

Non-executive Director

BA, MBA, Age 64, (Appointed Director 2003)

Mr Wemms has extensive retail and Board experience in the United Kingdom. Mr Wemms worked at Tesco from 1972-2000 in a range of positions, including Store Manager, Retail Managing Director, Personnel Director and Store Operations Director. He was a Director of Tesco plc from 1989-2000 and a part-time adviser to the Company from 2000-2003. In his executive roles at Tesco, Mr Wemms led cultural change and helped shape convenience retailing in the United Kingdom through the establishment of the Express petrol venture. He has been a director of the UK department store group, House of Fraser plc, since 1996 and Chairman since 2001 and a director of Inchcape plc.

Richard (Ric) M. Charlton, AM

Non-executive Director

BE, MESc, FTSE Age 69, (Appointed Director 1995)

Mr Charlton retired from the Board on 26 November 2003. Mr Charlton is Chancellor of the University of Newcastle and Chairman of Adcorp Australia Limited and the Melbourne Language Centre. Mr Charlton has served on a wide variety of Boards, including HSBC Bank Australia Limited, South East Water Limited, and Fujitsu Australia Ltd. He has made substantial contributions to community, children's medical research and sporting organisations. Mr Charlton's career in the petroleum industry included his appointment as Chairman and Chief Executive Officer of Shell Australia Limited, Deputy Chairman of Woodside Petroleum Ltd and Chairman of the CoAG Gas Reform Task Force.

Committee Membership

Audit/Governance Committee –
Tony Hodgson (Chair), Patty Akopiantz, Rick Allert, Mark Leibler, Martyn Myer, Michael Wemms.

Nomination and Remuneration Committee –
Rick Allert (Chair), Keith Barton, Bill Gurry, Sandra McPhee

Corporate Social Responsibility Committee –
Rick Allert (Chair), Patty Akopiantz, John Fletcher.

Board members (left to right): Michael Wemms, Tony Hodgson, John Fletcher, Patty Akopiantz, Martyn Myer, Rick Allert, Mark Leibler, Bill Gurry, Sandra McPhee, Keith Barton

Financial Statement Discussion and Analysis

Commentary on Statement of Financial Performance

Sales for the 52 week year ended on 25 July 2004 were $32,266.8 million. This represented an increase of 19.4% from the 2003 financial year.

Gross profit increased by $809.3 million to $8,207.3 million. As a percentage of sales, gross profit has decreased slightly due to the introduction of the lower margin fuel business.

Proceeds from the sale of non-current assets has decreased from $392.5 million to $131.0 million. This is primarily attributable to the sale of Sydney Central Plaza in 2003.

Other revenue from non-operating activities has increased to $309.2 million, primarily attributable to increased interest income. During the second half the Coles Myer Employee Share Plan Trust was restructured by its Trustees. As a result of this, additional interest income of $35.3 million was received.

Borrowing costs decreased from $86.9 million to $71.1 million, which is a reflection of lower average debt levels.

Net profit for the year increased from $429.5 million to $616.5 million, an increase of $187.0 million, or 43.5%.

In 2003, after adjusting for the after tax profit on the sale of Sydney Central Plaza of $2.8 million, the benefit on re-measurement of Kmart NZ onerous lease provision of $12.8 million, and the reduction in profit from accounting policy changes of $41.7 million, the net profit would have been $455.6 million.

In 2004, after adjusting for the after tax impact of the interest received from the Coles Myer Employee Share Plan Trust of $24.6 million, and the benefit on re-measurement of Kmart NZ onerous lease provision of $15.4 million, the net profit would have been $576.5 million.

Taking these adjustments into account, the net profit would have increased by $120.9 million, or 26.5%.

Food, Liquor and Fuel

Sales have increased from $16,557.6 million to $21,146.3 million, an increase of $4,588.7 million, or 27.7%. After adjusting for sales relating to Coles Express (business commenced operations on 28 July 2003), sales increased from $16,557.6 million to $17,969.4 million, an increase of $1,411.8 million, or 8.5%.

The segment result (net profit before interest and tax) has increased by $112.5 million, or 19.9% to $678.0 million.

In 2003, after adjusting for accounting policy changes ($34.0 million) and exited businesses ($2.5 million), the segment result would have been $602.0 million.

In 2004, after adjusting for the Liquor head office relocation costs ($14.6 million) and the Bi-Lo Mt Druitt centre restructure costs ($5.0 million), the segment result would have been $697.6 million.

Taking these adjustments into account, the result would have increased by $95.6 million, or 15.9%. After further adjusting for the profit of Coles Express of $20.1 million, the result of Food and Liquor operations would have increased by $75.5 million, or 12.5% to $677.5 million.

Sales momentum for the Food and Liquor operations increased over the year, with fourth quarter sales growth of 9.4%. This is a reflection of the high degree of customer satisfaction with the new fuel and fresh food offers, along with improved perceptions of the real value offered in stores. New fresh produce departments with their "market" look are now a feature in the majority of Coles stores, supported by better product quality. Fresh food improvements have also benefited customer traffic, assisting sales growth across the store.

The increase in the Food and Liquor operations result reflects sales leverage, reduced shrinkage and waste, and continued streamlining of costs. The margin increase was achieved despite the short-term impact of double loyalty costs incurred in the second half – both shareholder discounts and fuel discounts.

The Liquor head office was relocated to Melbourne ahead of schedule in August 2004, which will enable our Food and Liquor teams to work more closely on innovative ways to delight the customer and to benefit from cross-brand career development opportunities.

The store expansion program continued to plan, with 29 supermarkets and 21 liquor outlets opened in the year.

Coles Express was launched in Victoria on 28 July 2003, with the progressive national roll-out completed by March 2004. The total network of 598 sites provides the Company with clear leadership in both the fuel and convenience retailing channels, leveraging off its quality Shell fuel offer, prime locations and well established convenience stores.

Fuel discounts are a key part of the Group's loyalty program and are being used in different and innovative ways to delight customers. This recently included the 'FlyBuys-for-fuel' offer, where Coles Myer Source MasterCard holders could redeem FlyBuys points for Coles Express fuel.

Kmart and Officeworks

Sales have increased by $311.5 million, or 7.1% to $4,681.0 million (including intersegment sales of $1.1 million).

The segment result has increased by $47.2 million, or 45.5% to $151.0 million.

In 2003, after adjusting for accounting policy changes ($12.6 million) and the benefit on Kmart NZ onerous lease provision re-measurement ($12.8 million), the segment result would have been $103.6 million.

In 2004, after adjusting for the benefit of the Kmart NZ onerous lease provision re-measurement ($15.4 million), the segment result would have been $135.6 million.

Taking these adjustments into account, the segment result would have increased by $32.0 million, or 30.9%.

The improved result is evidence that customers have responded to Kmart's product offer, competitive prices and improved marketing. Highlights in general merchandise were new ranges in the home offer and sustained growth in toys, leisure and entertainment. In apparel, new brands included Hilary Duff and Sista, and house-brands including Girl Xpress, Now and Solutions performed to expectations.

The success of the Easter, Stocktake and Mother's Day Sales, along with our Mega Electrical and Toy Sales also contributed to the improved results.

Kmart opened five new stores during the year, bringing the network to 175 stores. The store refurbishment plan continued with lower fixtures and wider aisles, improving the shopping experience for customers and making it easier for them to move through the store.

Officeworks delivered another good performance. The result reflects good sales growth, improved merchandise mix and ongoing business efficiencies. Officeworks opened nine new stores in the year, increasing the network to 78.

Myer and Megamart

Sales have increased by $82.5 million, or 2.5% to $3,322.4 million.

The segment result has increased by $36.6 million, or 369.7% to $46.5 million.

In 2003, after adjusting for accounting policy changes ($15.3 million), the segment result would have been $25.2 million.

In 2004, after adjusting for the Mt Druitt centre restructuring costs ($14.2 million), the segment result would have been $60.7 million.

Taking these adjustments into account, the segment result would have increased by $35.5 million, or 140.9%.

The combination of ongoing enhancements to the merchandise offer, strong customer focus and the strategic marketing program has driven the improved result. The quality of sales reflects improved inventory management and well-managed markdown control. Strong performing categories included women's, men's, cosmetics, soft home, accessories and footwear.

Strategic management of the store portfolio during the year also contributed to the result. Store upgrades were completed at Chatswood, Highpoint, Perth and Parramatta, along with the opening of the new Bondi store in April 2004, which continues to gain strong customer acceptance.

Target

Sales have increased by $204.9 million, or 7.7% to $2,851.8 million.

The segment result has increased by $61.0 million, or 67.9% to $150.9 million.

In 2003, after adjusting for accounting policy changes ($2.1 million), the segment result would have been $92.0 million.

Taking this adjustment into account, the segment result would have increased by $58.9 million, or 64.0%.

Target has successfully delivered on its strategy of on-trend, affordable and high quality ranges, combined with excellent store execution and rapid sell-through within each season. The result reflects good management of product sourcing and promotional programs, combined with strong inventory control.

Target is leading the Group in increasing the direct sourcing of imported goods, which delivers greater cost efficiencies and faster access to new and differentiated products.

Successful seasonal events have contributed to the result, along with key promotions such as the Massive Home, Stocktake and Toy Sales. Customers have responded well to new private label ranges and product licences in apparel and homewares.

Target opened five stores during the year, replaced four and closed six, as part of the ongoing strategy of opening stores in key growth areas, closing non-performing stores and increasing store sizes where appropriate.

Emerging Businesses

This segment includes the Coles Online and Harris Technology businesses.

Sales have increased from $235.1 million to $290.6 million (including intersegment sales of $24.2 million in 2004 and $31.5 million in 2003), an increase of $55.5 million, or 23.7%. The segment loss has increased to $19.2 million. This loss includes the write-down of Shopfast goodwill of $5.7 million.

Property and Unallocated

The segment loss has increased by $40.1 million to $119.1 million. This result includes the supply chain strategy implementation costs of $47.8 million, which includes accelerated depreciation of assets, asset write-downs and other project costs relating to most segments.

Excluding the supply chain strategy implementation costs, corporate costs declined, primarily as a result of lower Annual General Meeting expenses and restructuring and project costs.

Financial Statement Discussion and Analysis (continued)

Commentary on Statement of Financial Position

Current receivables have increased from $346.0 million to $646.7 million. Included in the 2004 current receivables balance is a short-term deposit of $234.4 million.

Inventory has increased from $2,836.8 million to $3,032.7 million. The increase of 6.9% is primarily driven by the addition of the Coles Express business and sales across the Group, which have increased by a greater degree than inventory.

Non-current receivables have decreased from $121.5 million to $50.4 million, primarily due to the loan repayment of $66.1 million from the Coles Myer Employee Share Plan Trust.

Intangibles have increased from $494.0 million to $576.1 million, primarily due to the acquisition of the Coles Express business.

The increase in Payables from $2,476.3 million to $2,815.7 million is consistent with increased inventory holdings and reflects improved management of working capital.

The decrease in interest bearing liabilities in aggregate from $1,154.1 million to $974.9 million reflects the reduction in debt during the year.

Provisions in aggregate have increased from $785.2 million to $845.2 million, primarily as a result of an increase in the workers' compensation provision.

Commentary on Statement of Cash Flows

Net cash inflow from operating activities has increased from $1,178.4 million to $1,338.3 million. Improved cash flows reflect increased profitability and improved working capital management.

Net cash outflow from investing activities has increased from $437.2 million to $710.5 million. In 2003 investing outflows were reduced by proceeds of $372.8 million from the sale of Sydney Central Plaza.

Cash outflows from financing activities of $680.6 million is largely explained by $307.8 million in cash payments for dividends, $37.1 million in proceeds from the exercise of employee stock options, and the net reduction in interest bearing debt of $409.9 million.

The cash balance, net of bank overdraft, remains strong at balance date at $841.9 million.

After adjusting for the short-term deposit of $234.4 million and interest bearing liabilities of $967.8 million, the net cash balance is $108.5 million at balance date.

For the 52 weeks ended 25 July (2003: 52 weeks ended 27 July)

Statement of Financial Performance

$ million	**2004**	2003
Sales	**32,266.8**	27,016.6
Cost of goods sold	**(24,059.5)**	(19,618.6)
Gross profit	**8,207.3**	7,398.0
Other revenues from operating activities	**27.1**	17.7
Cumulative effect of change in accounting policy for supplier promotional rebates (Note 1)		(76.5)
Other revenue from non-operating activities	**309.2**	275.3
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	**131.0**	392.5
Net book value of property, plant and equipment, and businesses and controlled entities disposed	**(146.5)**	(416.8)
Borrowing costs	**(71.1)**	(86.9)
Advertising expenses	**(431.7)**	(383.8)
Selling and occupancy expenses	**(5,793.3)**	(5,319.1)
Administrative expenses	**(1,357.4)**	(1,183.2)
Profit from ordinary activities before income tax expense	**874.6**	617.2
Income tax expense	**(258.1)**	(187.7)
Net profit	**616.5**	429.5
Net (decrease)/increase in asset revaluation reserve	**(8.2)**	83.5
Net decrease in foreign currency translation reserve	**(30.4)**	(17.1)
Adjustment resulting from change in accounting policy for annual leave entitlements (Note 1)		(6.6)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	**(38.6)**	59.8
Total changes in equity other than those resulting from transactions with owners as owners	**577.9**	489.3
Earnings per share		
Basic earnings per share	**46.9 cents**	32.2 cents
Diluted earnings per share	**47.3 cents**	33.2 cents

The above Statement of Financial Performance should be read in conjunction with the discussion and analysis on pages 28 to 30 and the accompanying notes set out on pages 34 to 39.

As at 25 July (2003: 27 July)

Statement of Financial Position

$ million	2004	2003
Current assets		
Cash	**849.0**	905.5
Receivables	**646.7**	346.0
Inventories	**3,032.7**	2,836.8
Other	**41.1**	28.1
Total current assets	**4,569.5**	4,116.4
Non-current assets		
Receivables	**50.4**	121.5
Investments	**112.9**	105.8
Property, plant and equipment	**3,395.7**	3,340.6
Deferred tax assets	**302.7**	221.9
Intangibles	**576.1**	494.0
Other	**30.0**	29.8
Total non-current assets	**4,467.8**	4,313.6
Total assets	**9,037.3**	8,430.0
Current liabilities		
Payables	**2,815.7**	2,476.3
Interest bearing liabilities	**261.5**	10.8
Tax liabilities	**161.6**	13.6
Provisions	**563.3**	540.8
Total current liabilities	**3,802.1**	3,041.5
Non-current liabilities		
Interest bearing liabilities	**713.4**	1,143.3
Deferred tax liabilities	**108.4**	175.1
Provisions	**281.9**	244.4
Other	**48.3**	49.3
Total non-current liabilities	**1,152.0**	1,612.1
Total liabilities	**4,954.1**	4,653.6
Net assets	**4,083.2**	3,776.4
Equity		
Contributed equity	**2,306.7**	2,210.3
Reserves	**430.2**	468.8
Retained profits	**1,346.3**	1,097.3
Total equity	**4,083.2**	3,776.4

The above Statement of Financial Position should be read in conjunction with the discussion and analysis on pages 28 to 30 and the accompanying notes set out on pages 34 to 39.

For the 52 weeks ended 25 July (2003: 52 weeks ended 27 July)

Statement of Cash Flows

$ million	Inflows/(Outflows) 2004	2003
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**34,539.6**	28,904.1
Payments to suppliers and employees (inclusive of goods and services tax)	**(32,905.0)**	(27,469.2)
Distributions received from associated entities	**7.0**	6.2
Interest received	**55.2**	20.0
Borrowing costs paid	**(70.0)**	(103.6)
Income tax paid	**(288.5)**	(179.1)
Net cash inflow from operating activities	**1,338.3**	1,178.4
Cash flows from investing activities		
Payments for property, plant and equipment	**(704.1)**	(625.2)
Payments for purchase of businesses and controlled entities	**(192.0)**	(241.7)
Payments for purchase of other investments	**(1.4)**	
Payment for purchase of associated entity	**(1.1)**	(1.4)
Proceeds on sale of property, plant and equipment	**80.3**	37.1
Proceeds on sale of Sydney Central Plaza	**9.9**	372.8
Proceeds on sale of businesses and controlled entities	**31.8**	
Proceeds on sale of investments		7.6
Repayment of loan from other entities	**66.1**	13.6
Net cash (outflow) from investing activities	**(710.5)**	(437.2)
Cash flows from financing activities		
Proceeds from issue of shares and options	**37.1**	-
Proceeds from borrowings	**1,362.7**	279.7
Repayments of borrowings	**(1,772.6)**	(704.6)
Dividends paid	**(307.8)**	(287.6)
Net cash (outflow) from financing activities	**(680.6)**	(712.5)
Net (decrease)/increase in cash held	**(52.8)**	28.7
Cash at the start of the year	**894.7**	866.0
Cash at the end of the year	**841.9**	894.7
Reconciliation of net cash inflow from operating activities to net profit is as follows:		
Net cash inflow from operating activities	**1,338.3**	1,178.4
Depreciation and amortisation	**(528.3)**	(504.2)
Changes in assets and liabilities		
Increase in current receivables	**57.4**	69.5
Increase/(decrease) in inventories	**124.9**	(24.0)
Increase/(decrease) in future income tax benefits	**80.8**	(38.3)
Increase/(decrease) in other assets	**20.9**	(29.6)
(Increase) in trade creditors	**(139.7)**	(105.1)
(Increase) in other liabilities	**(135.8)**	(55.0)
(Increase) in provision for taxation	**(148.0)**	(20.3)
(Increase) in provisions	**(53.6)**	(79.2)
Decrease in deferred income tax	**66.7**	74.4
Net loss on disposal of plant and equipment	**(45.0)**	(31.2)
Net profit on sale of freehold properties	**7.8**	1.4
Net profit on sale of Sydney Central Plaza	**12.0**	5.5
Net profit on sale of businesses and controlled entities	**9.7**	
Write-down of non-current assets to recoverable amounts	**(51.6)**	(12.8)
Net profit	**616.5**	429.5

The above Statement of Cash Flows should be read in conjunction with the discussion and analysis on pages 28 to 30 and the accompanying notes set out on pages 34 to 39.

Notes to the Concise Financial Statements

The significant accounting policies adopted by the CML Group are detailed in the Financial Report. The accounting policies adopted are consistent with those of the prior year, except as noted below. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

Note 1: Changes in accounting policies and estimates

Change in accounting policy for inventory costing

(a) Supplier Promotional Rebates

Effective 29 July 2002, the CML Group revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor").

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million. If the accounting policy had always been applied, the impact of the change would have been a decrease by $2.8 million for the year ended 27 July 2003.

Under the Australian equivalents to IFRS which come into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statement of Financial Performance.

(b) Indirect Logistics Expenses

Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 "Inventories".

On initial adoption of the change at 29 July 2002, the CML Group's inventory increased by $4.5 million. For the year ended 27 July 2003, the change in accounting policy was an increase to the CML Group's profit before tax of $5.0 million.

Change in accounting policy for providing for dividends

Effective 29 July 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year, but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of $149.7 million was made against retained profits at the beginning of the financial year to reverse the amount provided at 28 July 2002 for the accrued ReCAPS dividend and the proposed final ordinary dividend for that year that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced current liabilities – provisions and total liabilities for the year ended 27 July 2003 by $149.7 million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid.

Change in accounting policy for annual leave entitlements

Effective 29 July 2002, the CML Group changed its accounting policy for providing for employee benefits to comply with the revised AASB 1028 "Employee Benefits" released in June 2001. In previous years, liabilities for wages and salaries and annual leave were measured at current remuneration rates. Under the revised accounting standard these benefits must be measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted.

An adjustment of $6.6 million was made at the beginning of the financial year to reduce retained profits, $9.4 million to increase employee provisions, and $2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the year ended 27 July 2003 would have been immaterial.

Change in accounting estimate for liquor licences

Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licences. The previous estimate recognised that liquor licences had a useful life not exceeding twenty years.

The revised accounting estimate recognises that liquor licences have an indefinite life where they have unlimited legal lives and are unlikely to become commercially obsolete.

As a consequence, no amortisation of liquor licences was charged for the year ended 27 July 2003. Had a change in estimate of useful life not taken place, an amount of $10.3 million relating to amortisation expense would have been charged in the year to 27 July 2003.

Change in accounting estimate for computer software

Effective 28 July 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognised that computer software had a useful life not exceeding three years.

The revised accounting estimate recognises that in all material respects, computer software has a useful life not exceeding five years.

The impact of the change was an increase to profit before tax of $12.0 million for the year ended 25 July 2004.

Note 2: International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS. The adoption of Australian equivalents to IFRS will be first reflected in the CML Group's financial statements for fiscal 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of IFRS require the restatement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as at 26 July 2004.

An IFRS project team has been established to manage the transition to Australian equivalents of IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee every six months.

Most of the Australian equivalents to IFRS have been evaluated and a number of key differences have been identified. The completion of this analysis is expected during fiscal 2005, enabling the implementation of required changes ahead of fiscal 2006.

The following areas have been identified as significant for the CML Group:

(i) AASB 2 "Share-Based Payment"

CML has established an Executive Option Plan, under which options are issued to employees. Under the current accounting policy an expense is not recognised for options issued.

On adoption of AASB 2, options issued to employees will be recognised as an expense over the relevant vesting periods. The expense will be determined with reference to the fair value of the options issued. The determination of fair value is prescribed by the new standard. An adjustment will be recorded against opening retained earnings at 26 July 2004 to reflect the fair value, so determined, of any options granted after 7 November 2002, but before 26 July 2004 that are not vested at 1 January 2005.

(ii) AASB 3 "Business Combinations"

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise.

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iii) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under the current accounting policy freehold land and buildings and investment properties are measured at their fair value. Increments and decrements are offset, and the net movement in the valuation is recognised in the asset revaluation reserve.

Under AASB 140, where an insignificant portion of a property is held for the company's own use it is classified as an investment property. Accordingly, it is unlikely that properties currently classified as investment properties will continue to meet the definition under IFRS. Properties that are not classified as investment properties under AASB 140 can be measured under either the revaluation model or the cost model prescribed by AASB 116.

Under the cost model the property is carried at its cost less accumulated depreciation and impairment losses. Under the revaluation model any gains arising from changes in fair value are recognised in the asset revaluation reserve. However, the gain shall be recognised in the net profit or loss to the extent that it reverses a revaluation decrement previously recognised in the net profit or loss. Losses are recognised in the net profit or loss, except where the decrement reverses a previous revaluation increment in the reserve.

In addition, under IFRS increments and decrements within an asset class cannot be offset. Properties must be considered individually, which could result in greater volatility in the Statement of Financial Performance.

At this stage there has been no decision on which policy will be applied.

(iv) AASB 112 "Income Taxes"

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

It is expected that AASB 112 may require the CML Group to carry higher levels of deferred tax assets and liabilities. However, at this stage a significant transitional adjustment has not been identified.

(v) AASB 119 "Employee Benefits"

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statement of Financial Position. The annual movements in those surpluses or deficits must be recorded in the Statement of Financial Performance, which could result in greater volatility.

Upon adoption, an actuarial valuation of the defined benefit superannuation plan will be performed in accordance with AASB 119, and an adjustment will be recorded against opening retained earnings at 26 July 2004.

Notes to the Concise Financial Statements (continued)

Note 2: International Financial Reporting Standards (IFRS) (continued)

(vi) AASB 136 "Impairment of Assets"

Under the current accounting policy the recoverable amount of assets is determined by reference to cash flows generated by a group of assets.

Under AASB 136 recoverable amount is assessed for each "cash generating unit", which is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets.

At this stage the determination of the CML Group's cash generating units has not been finalised.

(vii) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML has on issue 7 million ReCAPS that are currently treated as equity. Under AASB 132 the ReCAPS will be reclassified as debt, and dividends paid will be recorded as interest expense.

Under AASB 139, foreign exchange contracts held for hedging purposes will be recorded in the Statement of Financial Position at fair value. Changes in fair value will be recognised directly in equity where hedge effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised in the Statement of Financial Performance.

AASB 132 and AASB 139 are not applicable until 1 August 2005. The impact on retained earnings at 1 August 2005 will depend on the value of foreign exchange contracts at that date.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents of IFRS. In addition, some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the CML Group's financial position and reported results.

Note 3: Dividends

$ million	**2004**	2003
Ordinary shares		
Final dividend for the year ended 27 July 2003 of 12.5 cents (2002 12.0 cents) per fully paid ordinary share paid on 10 November 2003 (2002 11 November 2002). Fully franked at 30% tax rate (2002 30%).	**151.6**	142.1
Interim dividend for the year ended 25 July 2004 of 14.0 cents (2003 13.5 cents) per fully paid ordinary share paid 10 May 2004 (2003 12 May 2003). Fully franked at 30% tax rate (2003 30%).	**170.3**	160.6
Non-redeemable reset convertible preference shares (ReCAPS)		
Dividend of $3.2589 (2003 $3.2589) per share paid 1 December 2003 (2003 2 December 2002). Fully franked at 30% tax rate (2003 30%).	**22.8**	22.8
Dividend of $3.2589 (2003 $3.2411) per share paid 31 May 2004 (2003 2 June 2003). Fully franked at 30% tax rate (2003 30%)	**22.8**	22.7
Total dividends	**367.5**	348.2
Dividends not recognised at year end		
In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 15.0 cents (2003 12.5 cents) per fully paid ordinary share and a dividend of $3.2589 (2003 $3.2589) per ReCAP, fully franked based on tax paid at 30%. Aggregate amount of the proposed ordinary dividend expected to be paid on 8 November 2004 (2003 10 November 2003) and the proposed ReCAP dividend expected to be paid on 30 November 2004 (2003 1 December 2003) out of retained profits at 25 July 2004, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends.	**206.6**	151.6
The franked portions of the final dividends recommended after 25 July 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 31 July 2005.		

Franking credits

Franking credits of $412.9 million (2003 $141.4 million), at 30%, are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.

Dividend reinvestment plan

The dividend reinvestment plan has been suspended. The final dividend will be paid in cash.

Note 4: Segments

During 2004, the CML Group acquired the right to operate certain Shell fuel and convenience outlets. These businesses operated as Coles Express. The results of the Coles Express business are included in the Food, Liquor and Fuel segment.

$ million	Food, Liquor and Fuel	Kmart and Officeworks	Myer and Megamart	Target	Emerging Businesses	Property and Unallocated	Consolidated
Primary reporting – business segments 2004							
Revenue							
Sales to external customers	21,146.3	4,679.9	3,322.4	2,851.8	266.4		32,266.8
Intersegment sales (eliminated on consolidation)		1.1			24.2		25.3
Total sales	21,146.3	4,681.0	3,322.4	2,851.8	290.6		32,292.1
Other revenue	132.6	51.4	49.0	30.2	7.6	138.9	409.7
Total segment revenue	21,278.9	4,732.4	3,371.4	2,882.0	298.2	138.9	32,701.8
Segment result	678.0[1]	151.0[2]	46.5[3]	150.9	(19.2)	(119.1)[4]	888.1
Net borrowing costs							(13.5)[5]
Profit from ordinary activities before income tax							874.6
Income tax expense							(258.1)
Net profit							616.5*
Segment assets	3,971.4	1,384.8	996.6	804.7	79.6	1,497.5	8,734.6
Tax assets							302.7
Total assets							9,037.3
Segment liabilities	(1,789.7)	(544.4)	(390.9)	(352.1)	(47.0)	(1,560.0)	(4,684.1)
Tax liabilities							(270.0)
Total liabilities							(4,954.1)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	513.3	68.3	67.4	53.2	6.8	164.3	873.3
Depreciation and amortisation expense	286.7	69.9	65.4	51.3	4.4	50.6	528.3
Other non-cash expenses	25.7	4.8	3.3	3.2	(1.0)	73.0	109.0

*The net profit for the year was $616.5 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $15.4 million and the interest received as a result of the restructuring of the Coles Myer Employee Share Plan Trust of $35.3 million (related tax of $10.7 million), the net profit would have been $576.5 million.

1. Includes $14.6 million of relocation costs of the Liquor head office, and $5.0 million of restructuring costs for the Mt Druitt centre.

2. Includes $15.4 million benefit on re-measurement of Kmart New Zealand onerous lease provision.

3. Includes $14.2 million of restructuring costs for the Mt Druitt centre.

4. Includes supply chain strategy costs of $47.8 million, including accelerated depreciation of assets, asset write-downs and other project costs relating to most segments.

5. Includes interest received of $35.3 million as a result of the restructuring of the Coles Myer Employee Share Plan Trust by its trustees.

Notes to the Concise Financial Statements (continued)

Note 4: Segments (continued)

During 2004, management reporting was restructured resulting in Liquorland Direct being reported in Food, Liquor and Fuel, having previously been reported in Emerging Businesses. The 2003 comparatives have been amended accordingly.

$ million	Food and Liquor	Kmart and Officeworks	Myer and Megamart	Target	Emerging Businesses	Property and Unallocated	Consolidated
Primary reporting – business segments 2003							
Revenue							
Sales to external customers	16,557.6	4,368.6	3,239.9	2,646.9	203.6		27,016.6
Intersegment sales (eliminated on consolidation)		0.9			31.5		32.4
Total sales	16,557.6	4,369.5	3,239.9	2,646.9	235.1		27,049.0
Other revenue	44.6	16.0	51.5	14.9	10.0	448.3	585.3
Total segment revenue	16,602.2	4,385.5	3,291.4	2,661.8	245.1	448.3	27,634.3
Segment result	565.5	103.8	9.9	89.9	(9.7)	(79.0)	680.4
Net borrowing costs							(63.2)
Profit from ordinary activities before income tax							617.2
Income tax expense							(187.7)
Net profit							429.5*
Segment assets	3,538.2	1,362.1	1,026.4	793.8	74.0	1,413.6	8,208.1
Tax assets							221.9
Total assets							8,430.0
Segment liabilities	(1,564.3)	(520.3)	(397.3)	(340.5)	(46.6)	(1,595.9)	(4,464.9)
Tax liabilities							(188.7)
Total liabilities							(4,653.6)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	627.3	116.5	53.4	41.5	11.2	142.4	992.3
Depreciation and amortisation expense	257.2	67.9	68.2	55.7	4.3	50.9	504.2
Other non-cash expenses	59.0	23.7	21.6	2.8	(0.7)	70.8	177.2

*The net profit for the year was $429.5 million. After adjusting for the reduction in profit from changes in accounting policies and estimates of $64.0 million (related tax of $22.3 million), the Kmart New Zealand onerous lease provision re-measurement benefit of $12.8 million and the profit on sale of Sydney Central Plaza of $5.5 million (related tax of $2.7 million), the net profit would have been $455.6 million.

$ million	Sales to external customers		Segment assets		Acquisition of non-current assets	
	2004	2003	**2004**	2003	**2004**	2003
Secondary reporting – geographical segments						
Australia	**32,113.4**	26,869.0	**8,419.2**	8,097.5	**869.2**	988.3
New Zealand	**153.4**	147.6	**293.3**	91.3	**2.4**	0.3
Other			**22.1**	19.3	**1.7**	3.7
	32,266.8	27,016.6	**8,734.6**	8,208.1	**873.3**	992.3

Note 4: Segments (continued)

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food, Liquor & Fuel	Retail of grocery, liquor and fuel products
Kmart & Officeworks	Retail of apparel, general merchandise and stationery items
Myer & Megamart	Retail of apparel and general merchandise
Target	Retail of apparel and general merchandise
Emerging Businesses	E-commerce trading, predominantly the Coles Online and Harris Technology businesses
Property & Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia	The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.
New Zealand	The CML Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding business in Australia. These operations are predominantly based in the North Island.
Asia	Non-trading branch offices located in China.

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segment disclosures relating to these investments have not been included as they are not considered to be material.

Note 5: Full Financial Report

The 2004 Annual Report is a concise summary of our activities and financial position.

The Concise Financial Statements are derived from the Financial Report. These Statements cannot be expected to provide as full an understanding of the financial performance, financial position and investing activities of the CML Group as the Financial Report. You may obtain a copy of the Financial Report. Details of the Corporate Directory are included on the inside back cover of this Annual Report.

Directors' Report

The directors present their report for the financial year comprising the 52 weeks ended 25 July 2004.

Principal activities

The principal activity of the CML Group during the year was retailing, further details of which are set out in this Annual Report.

Directors

The directors of the Company during the period from 28 July 2003 to the date of this report and particulars of their qualifications, experience and special responsibilities are set out on pages 26 to 27 of this Annual Report.

In addition, details of their attendance at Board meetings (including meetings of Board Committees) during the year are set out in the table on page 48.

Details of the relevant interests of each director as at the date of this report in ordinary shares of the Company that have been notified to the ASX are set out in the table on page 48.

Board committees

The Board committees during the year were the Audit/Governance Committee, and the Nomination and Remuneration Committee. During the year the Board established a Corporate Social Responsibility Committee. Details of the role and responsibility of each committee are set out on page 23 of this Annual Report.

Profit result

The consolidated net profit of the CML Group for the financial year was $616.5 million.

Dividends

Details of dividends paid during the financial year and to be paid in respect of the financial year are set out on page 36 of this Annual Report.

Review of operations

The operations of the CML Group during the financial year and the results of those operations are reviewed from pages 2 to 21 of this Annual Report.

State of affairs

Particulars of the significant changes in the state of affairs of the CML Group during the financial year are as follows:

- the CML Group invested $947.2 million of capital in its retail businesses. The investment includes the acquisition from Shell multi-site franchisees of the right to operate 585 fuel and convenience outlets and 8 standalone convenience stores for $103.7 million (including transaction costs). In addition to this right, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $79.5 million;
- the CML Group non-current interest bearing liabilities decreased by $429.9 million.

Events after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the CML Group in future financial years.

Future developments

Likely developments in the operations of the CML Group and the expected results of those operations are referred to in this report and elsewhere in this Annual Report, particularly on page 5. Further information on those matters has been omitted, as to include it would be likely to result in unreasonable prejudice to the CML Group.

Environmental

The CML Group is committed to conducting its business activities with respect for the environment while continuing to meet expectations of shareholders, employees, customers and suppliers. The CML Group is committed to achieving a level of environmental performance, which meets or exceeds Commonwealth, State or local regulatory requirements, and to improve its use of natural resources and minimise waste where practicable.

The directors are not aware of any material breaches of environmental regulations during the year. During the period from 28 July 2003 to the date of this report no particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory has applied to the CML Group or its operations.

Indemnity and insurance

In accordance with the approval by shareholders at the 1999 Annual General Meeting, CML has entered into a Good Faith Protection and Access Deed with non-executive directors of the Company. The Deed provides for indemnification of the directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

Article 70 of the Company's constitution also provides an indemnity in favour of officers (including the directors and company secretary) of the Company (and such other officers and former officers of the CML Group as the directors decide) against liabilities incurred while acting as such officers to the extent permitted by law.

No director or officer of the CML Group has received the benefit of an indemnity from the Company during or since the end of the year. The Company maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

Non-executive directors' remuneration

The remuneration for non-executive directors reflects the size and complexity of the CML Group as well as the additional compliance issues arising from its multiple stock exchange listings. The remuneration is competitive with other major Australian companies.

The elements of the remuneration from 1 May 2004 are –

- Chairman's fee of $330,000 (the Chairman does not receive any additional fees for Committee roles)
- Director's base fee of $146,300 for directors appointed after 27 March 2003
- Director's base fee of $110,000 for directors appointed prior to 27 March 2003
- Chairman of the Audit/Governance Committee fee of $30,000
- Member of the Audit/Governance Committee fee of $10,000
- Chairman of other Board Committees fee of $10,000
- Member of the Nomination & Remuneration Committee fee of $5,000 (from 1 August 2004)

Non-executive directors also receive an annual expense allowance of $5,825.

Non-executive directors appointed prior to 27 March 2003 receive a benefit in the event of retirement, termination or death. This benefit is equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years, but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received.

The remuneration of the non-executive directors for the year ended 25 July 2004 is set out below.

	Salary & Fees $	Superannuation Contribution $	Retirement Benefit[2] $	Total $
Patty Akopiantz	116,450	9,956	102,771	229,177
Richard Allert	313,325	27,675	239,078	580,078
Keith Barton	130,894	11,256		142,150
Richard Charlton	37,786	3,225	4,182	45,193
Bill Gurry	108,325	9,225	52,310	169,860
Tony Hodgson	151,536	13,114		164,650
Mark Leibler[1]	116,450		19,590	136,040
Sandra McPhee	130,894	11,256		142,150
Martyn Myer	116,450	9,956	14,930	141,336
Michael Wemms	138,348	11,927		150,275
Total	1,360,458	107,590	432,861	1,900,909

Upon retirement, the director's retirement benefit is reduced by the amount of the superannuation benefit payable to the director. Directors appointed after 27 March 2003 do not receive a retirement benefit.

1. Mark Leibler's fees are paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly superannuation contributions are not deducted. The fees are also subject to GST.
2. In prior years retirement benefits have been disclosed when paid. For 2004, retirement benefits have been presented on an accruals basis in accordance with AASB 1046. Mr Charlton received a payment of $346,054 upon retirement from the Board on 26 November 2003. The amount of $4,182 shown in the table represents the retirement benefit accrued during 2004 through to the date of his retirement.

Senior executive remuneration

Remuneration strategy

The Company's executive remuneration strategy has evolved over the past three years, moving from an approach predominantly based on the short-term performance of the individual Brands within our Company, to a remuneration strategy that is now designed to drive individual Brand and CML Group performance over both the short and long-term.

The Company's remuneration structure is designed to attract, retain and motivate high calibre senior executives who are best able to enhance the CML Group performance. It provides executives with a fixed compensation element as well as a variable remuneration element. The variable element is intended to remunerate executives for increasing shareholder value and for achieving financial targets and business strategies.

The benefits to the Company of attracting, retaining and motivating high calibre executives is demonstrated clearly in the improvement in the Company's results over the last 3 years, with underlying net profit increasing from $333.0 million in 2001 to $576.5 million in 2004, an increase of 173%, as illustrated in the table below.

Year	2001	2002	2003	2004
Underlying Net Profit	$333.0m	$353.8m	$455.6m	$576.5m

The general principle underlying the Company's executive remuneration strategy is to remunerate at the market median for the comparator markets against which we assess executive remuneration for total fixed compensation (TFC) and to reward executives above the market median via variable remuneration (short-term and long-term) for the achievement of stretch performance targets.

The variable remuneration comprises short-term incentives (STI) and long-term incentives (LTI). The mix between fixed remuneration and variable remuneration depends on the level of seniority of the executive. For more senior executives, the level of variable remuneration is a greater proportion of the total reward potential, with higher levels of both STI and LTI potential. As a remuneration principle we are working towards a remuneration mix that is broadly in line with the following table.

	CEO	Direct reports to the CEO	Other Executives
LTI	25%	20%	15%
STI	40%	35%	25%
TFC	35%	45%	60%
Total	100%	100%	100%

The total remuneration (both fixed and variable) for the CEO and for those executives reporting to the CEO is determined by the Board. When reviewing the remuneration packages each year, the Board will take into account recommendations from the Nomination and Remuneration Committee. The Board also considers independent, external advice in respect to market competitiveness of senior executive remuneration packages. This includes comparison with peer group corporations. The CEO's package is also compared with other CEO remuneration packages for the top 20 Australian corporations by market capitalisation to ensure appropriate market relativity.

Remuneration structure

As indicated above our executive remuneration structure has three components:

1. Total Fixed Compensation
2. Short-Term Incentive Scheme
3. Long-Term Incentive Scheme

1. Total Fixed Compensation (TFC)

TFC is made up of salary, company superannuation contributions and benefits, including fringe benefits tax. Executives are remunerated on the basis of a package which allows the executive to select the level of superannuation and up to two motor cars as part of this package. All executive remuneration, including that of the CEO, is governed by the same TFC package policy and all executives are remunerated in $AUD.

In determining any annual TFC increases, the Company takes into account both market movement and the Company's capacity to pay, which is determined by its performance in the financial year. Independent advice is obtained from external consultants as to market and economic conditions as well as current directions in senior executive remuneration in Australia and overseas. TFC increases are also based on individual performance together with individual competence and experience.

2. Short-Term Incentive (STI)

STI is designed to reward executives for the successful achievement of individual, business unit, business group and Company performance measures over the financial year. The STI is paid in cash following the announcement of the Company's full year profit results.

The performance measures for the CEO and their direct reports are determined annually by the Board to reflect the strategic business directions of the Company. They are established to drive stretch performance of executives and to ensure a strong and definite link between executive reward and Company results.

Performance measures for other senior executives are approved by the CEO.

The Company and business unit STI performance measures contain minimum threshold, target and stretch standards that need to be achieved. No incentive is paid below threshold standards.

The CEO may earn a maximum STI of up to 120% of their TFC depending upon their performance, the Company's financial results and delivery against performance measures. Direct reports to the CEO may earn a maximum STI of between 80% to 100% of their TFC for the achievement of performance measures. Executives below this level may earn a maximum STI of between 40% to 60% of their TFC for the achievement of performance measures.

The performance measures during the year for all senior executives encompassed:

- Underlying Company Profit After Tax
- Underlying Brand EBIT
- Customer Satisfaction
- Safety

The CEO and the CFO were also measured on the Company's Return on Investment.

The structure of the plan was broadly consistent for all executives, but varied slightly for Brand roles and Retail Support roles. Brand roles were also measured on their individual Brand results as well as cost of doing business and comparative store growth.

For Retail Support executives, their performance targets also included key strategic deliverables relating to their functional area of responsibility. These were assessed against performance targets agreed with the CEO. The strategic initiatives are directly linked to the delivery of the Company's stated strategic directions, which include major initiatives in Supply Chain and Information Technology.

In addition to meeting the required performance measures, senior executives are required to remain in the employment of the Company at the conclusion of the financial year in order to be eligible for any STI payment.

The performance measures in the 2005 STI plans for the CEO and his direct reports will also include a measure for business efficiency.

3. Long-Term Incentive (LTI)

The Company's current LTI is based on issuing market priced options to senior executives pursuant to the Senior Executive Share Option Plan. It is designed to reward senior executives for the creation of sustainable shareholder wealth over a 2-5 year period. Except as described below, the exercise of the options for senior executives is linked to time vesting and the achievement of performance hurdles.

Subject to meeting the performance hurdles, the percentage of options that become exercisable at the relevant grant date anniversaries is indicated in the table below:

Grant Date	Year 1	Year 2	Year 3	Year 4	Year 5
0%	0%	40%	60%	80%	100%

The performance hurdles, either of which may be achieved to meet the performance requirements under the plan, are Total Shareholder Return (TSR) and Earnings Per Share Growth (EPSG) expressed as a compound annual growth rate.

Both TSR and EPSG are widely accepted performance hurdles which provide a relative, external market performance measure in respect to share price growth and dividends (TSR) complemented with an internal measure of Company results and the creation of shareholder wealth (measured by EPSG).

TSR measures the return a shareholder obtains from shares in a company in a defined period and takes into account various matters such as changes in the market value of the shares as well as dividends on the shares. The Company's TSR performance will be compared with the TSR performance of other companies in a comparator group, (being the ASX top 50 industrial companies). The Company's performance will be given a percentile ranking having regard to its performance compared with the performance of other companies in the comparator group (the highest ranking company being ranked at the 100th percentile).

The EPSG performance hurdle involves a comparison between the underlying earnings per share (EPS) of the Company's shares over the financial periods within the testing period and the underlying EPS for the financial year prior to the grant of the performance shares (base EPS). The extent to which the cumulative EPS for the relevant period exceeds the base EPS expressed as a compound per annum growth rate, expressed as a percentage, determines the number of options that will vest.

Senior executive options vest in accordance with the following vesting scales.

TSR

Performance	TSR below 50th Percentile	TSR at 50th Percentile	TSR between 50th & 65th Percentile	TSR at 65th Percentile & above
Vesting	Nil	50%	Progressive vesting from 51% to 99%	100%

EPSG

Performance	EPSG below 12.5%	EPSG at 12.5%	EPSG between 12.5% & 15%	EPSG at 15% & above
Vesting	Nil	50%	Progressive vesting from 51% to 99%	100%

Retesting of performance hurdles occurs annually until the completion of the five year plan period. Options lapse if performance targets are not achieved or if executives resign prior to the completion of required vesting periods.

In cases where executives leave the Company as a result of death, disability, retirement or retrenchment, they are, subject to performance hurdles being met, entitled to options on a pro-rata basis to the date of their departure.

The additional 1,500,000 options issued to the CEO, Mr John Fletcher, following shareholder approval at the 2003 Annual General Meeting are subject to a higher TSR hurdle than noted above. The TSR hurdle for these additional options provides for vesting to commence at the 51st percentile and for full vesting at the 75th percentile.

Mr Steven Cain, the Group Managing Director, Food, Liquor and Fuel Group received an initial allocation of 2,500,000 options with TSR and EPSG hurdles as noted above. He also received an additional 500,000 options with an increased EPSG hurdle providing progressive vesting between 15% and 25%.

Mr Larry Davis, Managing Director of Target, and Mr Hani Zayadi, Managing Director of Kmart, have options which are subject to service hurdles only. Mr Tim Hammon, Chief Operating Officer Corporate and Property Services, has 100,000 options which are also subject to service hurdles only. These options are more fully detailed in the table on page 47.

Proposed Long-Term Incentive plan

During 2003, the Company commenced a review of its senior management reward strategy, focussing in particular on its Long-Term Incentive (LTI) plan, which is based on issuing share options to executives as discussed above. For the majority of executives, the existing share option plan is due to expire in September 2006. The review was conducted with the assistance of external consultants to help ensure that any replacement long-term incentive plan would both meet the objectives of the Company and be consistent with the practice of other major companies. The review concluded that it would be preferable to replace the Senior Executive Share Option Plan with a Performance Share Plan. The proposed Performance Share Plan will be submitted to shareholders for approval at the 2004 Annual General Meeting. If the proposed Plan is approved by shareholders, then no further options will be issued under the existing Senior Executive Share Option Plan.

A new LTI plan based on performance shares was chosen as the preferred approach because:

- There is a general market trend of major companies moving away from options as the sole LTI instrument
- It will provide a more effective executive retention tool due to the longer vesting time frames
- It will provide greater incentive to executives to achieve performance hurdles thereby benefiting shareholders

Shareholder approval is being sought for the new LTI plan, consistent with the ASX Corporate Governance Council's Best Practice Recommendations.

The proposed Performance Share Plan is closely aligned to market best practice. Some key differences from the existing plan are:

- The Plan is based on annual grants of performance shares (existing option plan provides for one five year grant)
- The Plan provides for vesting at three years (compared with two years under the existing option plan), such that the Plan provides for a three to five year performance horizon for executives
- There is a further requirement for executives to hold any vested shares for a minimum period of 12 months following vesting (ie four years from grant)
- 50% of the performance shares will be exercisable if the TSR hurdle is met and 50% if the EPSG hurdle is met (the existing option plan provides for all options to be exercised if either performance hurdle is met)

Participation in the proposed Performance Share Plan will be limited to senior executives who have strategic and operational importance to the Group. It is expected that approximately 220 executives will be invited to participate in the Plan and, subject to hurdles being met, approximately 2,000,000 performance shares will be issued each year under the Plan. The CEO will not participate in the Plan.

Subject to performance hurdles being met, the performance shares held by an executive would become vested (without any payment by the executive) and thereafter the executive would hold ordinary shares in the Company. These shares would remain subject to restrictions preventing disposal for 12 months from the date of vesting.

Performance shares will vest in accordance with the following vesting scales.

TSR – compared with performance of the top 50 industrial companies in the S&P/ASX top 100

Performance	TSR below 51st Percentile	TSR at 51st Percentile	TSR between 51st & 75th Percentile	TSR at 75th Percentile & above
Vesting	Nil	50%	Progressive vesting from 51% to 99%	100%

EPSG

Performance	EPSG below 12.5%	EPSG at 12.5%	EPSG between 12.5% & 15%	EPSG at 15% & above
Vesting	Nil	50%	Progressive vesting from 51% to 99%	100%

To the extent that the TSR or EPSG hurdles are not achieved, the performance shares in respect of which the performance hurdle is not satisfied will be carried forward to be tested after a further six months and, if still not satisfied, they may be retested one final time after a further six months. Any performance shares which are not vested at that point will lapse.

Once a performance share is vested, the executive is entitled to an ordinary share in the Company. The directors will decide whether to purchase the shares required on-market or to issue new shares. The current preference of the directors is to purchase shares on market.

Further details of the proposed Performance Share Plan are contained in the 2004 Notice of Annual General Meeting.

Contractual notice periods

Executive contracts specify the notice period required by the Company and the executive. Standard Company and executive notice periods are detailed in the table below.

Level	Company notice period	Executive notice period
CEO	12 months	12 months
Direct reports to CEO	12 months	6-12 months
Other Executives	6 months	3 months

The Chief Financial Officer is employed on a contract which provides that if his employment is terminated by the Company prior to 30 April 2007 he will receive payment up to but not beyond that date. Thereafter the Chief Financial Officer's contractual notice periods will revert to the standard periods referred to above. If the employment of Dawn Robertson, the Managing Director, Myer, is terminated within three years of the date she commenced employment (May 2002), she will receive a payment of twelve months salary in addition to the twelve months notice period.

Contracts for senior management recruited from overseas

The Company at times needs to recruit executives from overseas to supplement the skills and knowledge of our local executive team. These skills are often difficult to acquire locally due to the size and concentration of the Australian retail industry. In order to attract high calibre executives from the best retailers in the USA, the UK and the EU, we need to provide remuneration packages that are competitive with remuneration packages available in those markets. Given the Australian dollar exchange rate, this can result in higher levels of remuneration than that of their Australian peers. In some cases, other additional benefits also need to be provided in order to assist with their relocation to Australia. This may include assistance with medical insurance, tax advice, relocation assistance and return trips to their home country in the first few years of their employment with the Company.

The recruitment of overseas executives in Myer, Kmart and Target has resulted in a major turnaround in the business performance results of those three businesses.

In some cases, executives from overseas were provided amounts on signing to compensate them for the loss of entitlements from their existing employer as a result of accepting employment with the Company.

During the year Steven Cain the Group Managing Director, Food, Liquor and Fuel received a relocation and resettlement allowance. His contract provides for the relocation and resettlement allowance to be repaid on a declining scale should his employment cease prior to the completion of five years from his commencement in October 2003 (see table 1 on page 46 for further details).

Also during the year the Company made a decision to convert contracts for the three Managing Directors recruited from North America to bring their contracts onto a common remuneration platform with all other Company executives. This included a conversion of fixed and variable remuneration from $USD to $AUD effective from 1 October 2003.

Mr Hani Zayadi and Mr Larry Davis, recruited from North America in 2001, received share options as a retention mechanism, that have service based hurdles only. This was necessitated due to a critical need to attract the best retail executives from major overseas companies and resulted in a need to replicate similar conditions that applied in North America at the time for share option plans. These executives were critical to the transformation program that the Company was embarking upon and their remuneration was designed to ensure their services were retained during this period.

There will be no further grants of options based on service alone. All senior executives recruited after 2001 have been provided with hurdle-based share options under the terms of the Senior Executive Share Option Plan outlined above.

Disclosure of CEO and top five officers' emoluments 2004

The following two tables and the accompanying notes detail the nature and amount of each element of the emoluments for the CEO plus the five highest paid executives. Table 1 provides details of fixed salary and fees, annual bonuses, non-monetary benefits, superannuation contributions and other benefits. Table 2 details the annualised value of allocations from the Executive Share Option Plan.

Remuneration disclosures in Table 1 have been calculated on a consistent basis with Accounting Standard AASB 1046: Director and Executive Disclosures by Disclosing Entities. AASB 1046 has been applied for the first time in 2004.

Table 1

	Primary					
Name and Title	**Salary and Fees $**	**Annual Bonus $**	**Non-Monetary[1] $**	**Superannuation Contribution[2] $**	**Other Benefits[3] $**	**Cost to Company $**
John Fletcher, Chief Executive Officer	2,288,953	2,412,705	2,956	8,250		4,712,864
Steven Cain, Group Managing Director Food, Liquor & Fuel	1,414,123	1,159,110			500,000	3,073,233
Dawn Robertson, Managing Director Myer	1,439,585	806,032	205,139		276,345	2,727,101
Hani Zayadi, Managing Director Kmart	1,355,292	799,726	208,934		146,771	2,510,723
Larry Davis, Managing Director Target	1,052,878	835,232	99,786			1,987,896
Tim Hammon, Chief Officer Corporate & Property Services	768,988	800,037		11,050		1,580,075

1. Non-monetary items include costs relating to motor vehicles, accommodation, travel, insurance and tax planning that have been paid by the Company on behalf of the executive.

2. The Company is not required to make superannuation contributions in respect of overseas nationals who hold certain business visas.

3. Other benefits include sign-on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. For 2004, other benefits have been presented on an accruals basis in accordance with AASB 1046. In prior years, other benefits were disclosed when the executive became entitled to, and received payment. Had AASB 1046 always been applied, an additional $46,057 would have been disclosed in 2003 for Ms Robertson, and an additional $146,771 would have been disclosed in both 2002 and 2003 for Mr Zayadi.

Options have been valued by independent valuers using the Black-Scholes options pricing model. The option value is amortised over the vesting period of the option. To ensure consistency with disclosures in previous years, where options are subject to performance conditions a 50% probability has been applied. We believe that this methodology will be consistent with the requirements of International Financial Reporting Standards upon adoption in 2006. Option amortisation is included for disclosure purposes only. It is not included in the Statement of Financial Performance as it does not result in a cost to the Company.

Table 2	**$**
John Fletcher	628,065[1]
Steven Cain	664,142[1]
Dawn Robertson	575,409[1]
Hani Zayadi	489,240[1]
Larry Davis	443,686[1]
Tim Hammon	230,842[1]

1. Under AASB 1046, performance conditions would be excluded from the option valuations. If the annualised values for option allocations were presented in accordance with AASB 1046, the disclosures would be: John Fletcher $1,256,131; Steven Cain $1,328,285; Dawn Robertson $1,150,818; Hani Zayadi $489,240; Larry Davis $443,686; Tim Hammon $421,360.

Options provided as remuneration

Details of options over ordinary shares in the Company provided as remuneration to the CEO and the top five officers of the Company are set out below. The exercise of one option results in the issue of one ordinary share. The balance vested at 25 July 2004 is the same as the balance vested at the date of this report. The holders of the options are entitled to participate in bonus share issues in accordance with the rules of the Plan.

	Exercise Price	Balance at 27 July 2003	Granted During the Year	Expiry Date	Exercised	Market Price at Date of Exercise	Lapsed During the Year	Balance at 25 July 2004	Vested During the Year	Vested at 25 July 2004
John Fletcher	$6.33	2,500,000		A				2,500,000	1,000,000	1,000,000
	$7.53		1,500,000	A				1,500,000		
Steven Cain	$7.28		2,500,000	B				2,500,000		
	$7.28		500,000	B				500,000		
Larry Davis	$6.28	1,500,000		A				1,500,000	300,000	600,000
Tim Hammon	$4.50	67,000		C	22,000	$7.69		45,000		45,000
	$4.50	48,000					48,000	NIL		
	$6.46	115,000		D				115,000		
	$4.50	100,000		E				100,000	34,000	100,000
	$7.66	745,000		F				745,000	298,000	298,000
Dawn Robertson	$6.44	2,500,000		G				2,500,000		
Hani Zayadi	$6.21	2,000,000		A	500,000	$7.74		1,500,000	500,000	
Total		9,575,000	4,500,000		522,000		48,000	13,505,000	2,132,000	2,043,000

A. One year after cessation of employment

B. 60 days after the announcement of the results for the CML Group for the year ending July 2008

C. 22,000 options will expire on 29 October 2006 and 23,000 on 29 October 2007

D. 1 June 2007

E. 33,000 options will expire on 30 April 2007, 33,000 on 30 April 2008 and 34,000 on 30 April 2009

F. 60 days after the announcement of the results for the CML Group for the year ending July 2006

G. 60 days after the announcement of the results for the CML Group for the year ending July 2007

Directors' report (continued)

Attendance at meetings

	Scheduled Board Meetings		Non Scheduled Board Meetings		Audit/Governance Committee		Nomination and Remuneration Committee		Corporate Social Responsibility Committee	
	A	B	A	B	A	B	A	B	A	B
Patty Akopiantz	9	9	4	4	5	5			1	1
Richard Allert	9	9	4	4	5	5	4	4	1	1
Keith Barton	8	9	4	4			4	4		
Ric Charlton (retired)	3	3	3	3			1	2		
John Fletcher	9	9	4	4	5*	5*	4*	4*	1	1
Bill Gurry	9	9	4	4			4	4		
Tony Hodgson	8	9	4	4	5	5				
Mark Leibler	8	9	4	4	5	5				
Sandra McPhee	9	9	4	4			3	4		
Martyn Myer	9	9	4	4	5	5				
Michael Wemms	7	9	4	4	4	5				

A = Number of meetings attended
B = Number of meetings held while in office
* = Attended meetings by invitation

Notes:
All Directors may attend Board committee meetings if they choose to.
Other Board committee meetings held during the year were attended by Richard Allert (2) and John Fletcher (2).

Directors' interests in CML shares

Ordinary shares in which a director has a relevant interest	
Patty Akopiantz	3,253
Richard Allert	25,569
Keith Barton	10,200
John Fletcher[1]	28,099
Bill Gurry	100,000
Tony Hodgson	6,000
Mark Leibler	45,100
Sandra McPhee[2]	4,139
Martyn Myer	21,000
Michael Wemms	208

1. John Fletcher also holds a relevant interest in 4,000,000 options over Coles Myer shares.
2. Sandra McPhee also holds relevant interest in 3,400 endowment warrants over Coles Myer shares.

Rounding of amounts

Coles Myer Ltd is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in this report and accompanying financial statements have, where applicable, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Signed in accordance with a resolution of the Board of Directors:

Richard Allert
Chairman

John Fletcher
Managing Director and Chief Executive Officer

Melbourne, 22 September 2004

Directors' Declaration

The directors declare that in their opinion, the concise financial report of the CML Group for the year ended 25 July 2004 as set out from pages 28 to 39 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 25 July 2004.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the CML Group as the full financial report, which is available on request.

This declaration is made in accordance with a resolution of the directors.

Richard Allert
Chairman

John Fletcher
Managing Director
and Chief Executive Officer

Melbourne,
22 September 2004

Independent audit report to the members of Coles Myer Ltd.

Matters relating to the electronic presentation of the audited concise financial report
This audit report relates to the concise financial report of Coles Myer Ltd. (defined below) for the financial year ended 25 July 2004 included on Coles Myer Ltd.'s web site. The company's directors are responsible for the integrity of the Coles Myer Ltd. web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the concise financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the concise financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited concise financial report to confirm the information included in the audited concise financial report presented on this web site.

Audit opinion
In our opinion, the concise financial report of Coles Myer Ltd. for the year ended 25 July 2004 complies with Australian Accounting Standard AASB 1039: "Concise Financial Reports."

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and directors' responsibility
The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, discussion and analysis of and notes to the financial statements, and the directors' declaration, for Coles Myer Ltd. (the company) for the year ended 25 July 2004.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: "Concise Financial Reports".

Audit approach
We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We also performed an independent audit of the full financial report of the company for the financial year ended 25 July 2004. Our audit report on the full financial report was signed on 22 September 2004, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: "Concise Financial Reports".

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures included reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers

Dale McKee

Dale McKee
Partner
Melbourne,
22 September 2004

Top 20 Shareholders as at 17 September 2004

Ordinary Shares	Number of Shares	%
1 J P Morgan Nominees Australia Limited	117,847,264	9.61
2 Westpac Custodian Nominees Limited	103,086,577	8.41
3 National Nominees Limited	96,850,245	7.90
4 Premier Investments Limited	69,500,000	5.67
5 Citicorp Nominees Pty Ltd	44,322,280	3.62
6 M F Custodians Ltd	39,581,958	3.23
7 ANZ Nominees Limited	32,411,237	2.64
8 Queensland Investment Corporation	22,256,425	1.82
9 RBC Global Services Australia Nominees Pty Limited	14,554,048	1.19
10 Cogent Nominees Pty Limited	13,263,968	1.08
11 Coles Myer Employee Share Plan Ltd.	12,567,756	1.03
12 AMP Life Limited	11,802,078	0.96
13 Karedis Nominees Pty Limited	11,675,000	0.95
14 Australian Foundation Investment Company Limited	8,308,744	0.68
15 IAG Nominees Pty Limited	7,311,582	0.60
16 HSBC Custody Nominees (Australia) Limited	6,880,797	0.56
17 Government Superannuation Office	5,255,381	0.43
18 Perpetual Trustee Company Limited	3,784,953	0.31
19 Suncorp Custodian Services Pty Ltd	3,434,467	0.27
20 Transport Accident Commission	2,730,953	0.21
	627,425,713	51.17

(Number of fully paid ordinary shares 1,226,058,606)

Non-redeemable Reset Convertible Preference Shares (ReCAPS)	Number of Shares	%
1 Australian Foundation Investment Company Limited	473,664	6.77
2 RBC Global Services Australia Nominees Pty Limited	435,572	6.22
3 J P Morgan Nominees Australia Limited	306,650	4.38
4 Westpac Custodian Nominees Limited	193,610	2.77
5 Questor Financial Services Limited	179,027	2.56
6 Share Direct Nominees Pty Limited	157,803	2.25
7 Brispot Nominees Pty. Limited	146,035	2.09
8 AMP Life Limited	132,511	1.89
9 UBS Private Clients Australia Nominees Pty Ltd	103,223	1.47
10 Cogent Nominees Pty Limited	84,123	1.20
11 Citicorp Nominees Pty Ltd	80,393	1.15
12 Tower Trust Limited	68,789	0.98
13 Citibank Pty Limited	60,000	0.86
14 Equity Trustees Limited	46,182	0.66
15 Goldman Sachs JBWere Capital Markets Limited	40,000	0.57
16 Perpetual Trustee Company Limited	33,061	0.47
17 Woodross Nominees Pty. Limited	29,975	0.43
18 270 King Street Pty. Ltd.	23,439	0.34
19 M F Custodians Ltd	23,394	0.33
20 Brencorp No.11 Pty. Ltd.	21,921	0.32
	2,639,372	37.71

(Number of ReCAPS 7,000,000)

Shareholder Analysis

Substantial Shareholders

The names of substantial shareholders in CML and the number of shares in which each has an interest as disclosed in substantial shareholder notices given to CML as at 17 September 2004 were as follows:

S. Lew Custodians Pty Ltd and its associates	69,530,160

Statement of Shareholdings

Number of holders by size of holdings as at 17 September 2004 were as follows:

	Ordinary	Executive Partly Paid	ReCAPS	Executive Share Options
1-1000*	341,748	2	34,342	1
1001-5000	90,276	15	360	3
5001-10,000	9,106	5	18	2
10,001-100,000	5,145		24	581
100,001 and over	213		10	44
Total	**446,488**	**22**	**34,754**	**631**

*15,022 ordinary shareholders and 7 ReCAPS shareholders held less than the marketable parcel of $500.

At 17 September 2004 there were 92,000 executive partly paid shares and 53,371,416 executive share options on issue.

Key Dates

Record date for final dividend	15 Oct 2004
Payment of 2004 final dividend	8 Nov 2004
Record date for ReCAPS dividend	12 Nov 2004
2004 Annual General Meeting	18 Nov 2004
Payment of ReCAPS dividend	30 Nov 2004
2005 Half year-end	23 Jan 2005
2005 Half year profit announcement	Mar 2005
2005 Year-end	31 Jul 2005
2005 Profit announcement	Sept 2005

Note: Above dates are subject to change

Investor Information

Voting Rights

The voting rights of each class of share of CML are as follows:

- Fully paid ordinary shares – one vote for each member except on a poll where each share has one vote; and
- ReCAPS – no vote, (except with respect to certain proposals or when any ReCAPS dividend is in arrears).
- Partly paid ordinary shares – no vote until fully paid (except with respect to any proposal to vary the rights of these shareholders).

Annual Report Mailing List

The Annual Report of Coles Myer Ltd. provides a short form summary of our activities and financial position. Shareholders who do not wish to receive this report should advise the Company's Share Registry.

Copies of the Financial Report may be viewed at our internet site at www.colesmyer.com or obtained free of charge from the Company's Share Registry.

Dividends

A fully franked final dividend of 15.0 cents per share will be paid on all fully paid ordinary shares on the Share Register at 15 October 2004 (record date). The dividend is payable on 8 November 2004. Shareholders may have their dividends paid directly into any bank or building society account within Australia by advising their details to the Company's Share Registry.

International Listings

Coles Myer Ltd. ordinary shares are listed on the New York Stock Exchange in the form of an American Depository Share (ADS) and are traded under the symbol 'CM'. Coles Myer Ltd. shares are also listed on the London Stock Exchange and the New Zealand Stock Exchange.

Non-redeemable Reset Convertible Preference Shares (ReCAPS)

A fully franked final dividend of $3.2589 per ReCAPS will be paid to holders on the register at 12 November 2004. The dividend is payable on 30 November 2004. Holders of ReCAPS may have their dividends paid directly into any bank or building society account within Australia by advising their details to the Company's Share Registry.

Company Secretary

Tim Hammon

How to Contact Us

Coles Myer Ltd. Registered Office

800 Toorak Road
Tooronga Victoria 3146, Australia
Telephone: (61 3) 9829 3111
Facsimile: (61 3) 9829 6787

Website

The Annual Report and half-yearly profit announcements, along with all recent Company announcements and presentations are available on our website:
www.colesmyer.com

Coles Myer Investor Relations

800 Toorak Road
Tooronga Victoria 3146, Australia
Email: investor.relations@colesmyer.com.au
Telephone: (61 3) 9829 3611
Facsimile: (61 3) 9829 6700

Share Registry

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Yarra Falls,
452 Johnston Street
Abbotsford VIC 3067
Telephone: 1300 130 278
Facsimile: (61 3) 9473 2500
Outside Australia
Telephone: (61 3) 9415 4036
Website: www.computershare.com
Email: web.queries@computershare.com.au

Agent – USA

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Computershare Services plc
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2004 Annual Report

The 2004 Annual Report is a concise summary of our activities and financial position.

The Concise Financial Statements are derived from the Financial Report. These statements cannot be expected to provide as full an understanding of the financial performance, financial position and investing activities of the CML Group as the Financial Report. You may obtain a copy of the Financial Report (see above for details).

In the Annual Report 2004, the expression 'CML Group' refers to Coles Myer Ltd. and its controlled entities as a whole, and the expression 'CML' is used to refer to the legal entity Coles Myer Ltd.

The financial year is for the 52 weeks ended 25 July 2004. Reference in this report to 'a year' is to the financial year ended 25 July 2004 unless otherwise stated. All figures are expressed in Australian currency unless otherwise stated.

Revenues and expenses are recognised net of the amount of Goods and Services Tax.

Coles Myer Ltd. ABN 11 004 089 936

Designed by Perspexa   Photography by James Braund


Coles Myer Ltd.

Financial Report 2004

Well on the way...

Contents

Notes to the Financial Statements

The 2004 Full Annual Report is presented in two parts:
- **Annual Report**
- **Financial Report**

In the 2004 Financial Report, the expression "CML Group" refers to Coles Myer Ltd. and its controlled entities, and "CML" is used to refer to the legal entity Coles Myer Ltd.

The financial year is for the 52 weeks ended 25 July 2004. Reference in this report to a "year" is to the year ended 25 July 2004 unless otherwise stated.

Coles Myer Ltd. (ABN 11 004 089 936)

A Review of 2004

Well on the way...

and delivering results



Sales (1)
($m)
32,267
30000
25000
20000
15000
10000
5000
0
22,566
23,780
25,689
27,017
00
01
02
03
04
Underlying net profit (2)
($m)
576.5
600
500
400
300
200
100
0
483.7
333.0
353.8
455.6
00
01
02
03
04
Ordinary dividend (3)
(cents)
29.0
30
25
20
15
10
5
0
27.0
25.5
25.5
26.0
00
01
02
03
04

(1) Excludes Goods and Services Tax, Wholesale Sales Tax. Excludes additional 53rd week in 2000.

(2) Excludes abnormal items (2000), significant items (2001), accounting policy changes, profit on sale of Sydney Central Plaza and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2003), interest from the restructuring of the Employee Share Plan by its trustees and the benefit on re-measurement of Kmart New Zealand onerous lease provision (2004). Including these items, 2004 net profit was $616.5m (2003 $429.5m).

(3) Excludes 10.0 cents special dividend 2001.

For the 52 weeks ended 25 July 2004 (2003: 52 weeks ended 27 July)

Statements of Financial Performance

		CML Group		CML	
$ million	**Notes**	**2004**	2003	**2004**	2003
Sales	3	**32,266.8**	27,016.6		
Cost of goods sold		**(24,059.5)**	(19,618.6)		
Gross profit		**8,207.3**	7,398.0		
Other revenue from operating activities	3	**27.1**	17.7		
Cumulative effect of change in accounting policy for supplier promotional rebates	2,3		(76.5)		
Other revenue from non-operating activities	3	**309.2**	275.3	**1,057.1**	963.3
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	3	**131.0**	392.5	**2.6**	97.8
Net book value of property, plant and equipment, and businesses and controlled entities disposed		**(146.5)**	(416.8)	**(4.4)**	(47.7)
Borrowing costs	4	**(71.1)**	(86.9)	**(103.7)**	(92.2)
Advertising expenses		**(431.7)**	(383.8)	**(0.4)**	(0.1)
Selling and occupancy expenses		**(5,793.3)**	(5,319.1)	**(36.0)**	(34.1)
Administrative expenses		**(1,357.4)**	(1,183.2)	**(591.1)**	(486.9)
Profit from ordinary activities before income tax expense		**874.6**	617.2	**324.1**	400.1
Income tax expense	5	**(258.1)**	(187.7)	**(48.2)**	(11.2)
Net profit		**616.5**	429.5	**275.9**	388.9
Net (decrease)/increase in asset revaluation reserve	24	**(8.2)**	83.5		
Net decrease in foreign currency translation reserve	24	**(30.4)**	(17.1)		
Adjustment resulting from change in accounting policy for annual leave entitlements	2,25		(6.6)		(1.2)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity		**(38.6)**	59.8		(1.2)
Total changes in equity other than those resulting from transactions with owners as owners		**577.9**	489.3	**275.9**	387.7
Earnings per share					
Basic earnings per share	27	**46.9 cents**	32.2 cents		
Diluted earnings per share	27	**47.3 cents**	33.2 cents		

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

As at 25 July 2004 (2003: As at 27 July)

Statements of Financial Position

		CML Group		CML	
$ million	**Notes**	**2004**	2003	**2004**	2003
Current assets					
Cash		**849.0**	905.5	-	-
Receivables	7	**646.7**	346.0	**4.2**	6.5
Inventories		**3,032.7**	2,836.8		
Other	8	**41.1**	28.1	**3.8**	0.5
Total current assets		**4,569.5**	4,116.4	**8.0**	7.0
Non-current assets					
Receivables	9	**50.4**	121.5	**881.0**	921.4
Investments	10	**112.9**	105.8	**4,557.4**	4,570.4
Property, plant and equipment	11	**3,395.7**	3,340.6	**123.1**	97.2
Deferred tax assets	12	**302.7**	221.9	**302.7**	219.4
Intangibles	13	**576.1**	494.0		
Other	14	**30.0**	29.8	**1.2**	1.2
Total non-current assets		**4,467.8**	4,313.6	**5,865.4**	5,809.6
Total assets		**9,037.3**	8,430.0	**5,873.4**	5,816.6
Current liabilities					
Payables	15	**2,815.7**	2,476.3	**146.7**	106.1
Interest bearing liabilities	16	**261.5**	10.8	-	-
Tax liabilities	17	**161.6**	13.6	**162.5**	13.8
Provisions	18	**563.3**	540.8	**87.5**	74.6
Total current liabilities		**3,802.1**	3,041.5	**396.7**	194.5
Non-current liabilities					
Interest bearing liabilities	19	**713.4**	1,143.3	**926.0**	783.6
Loans	20			**1,223.9**	1,557.9
Deferred tax liabilities	21	**108.4**	175.1	**108.4**	116.6
Provisions	22	**281.9**	244.4	**207.9**	157.2
Other		**48.3**	49.3		1.1
Total non-current liabilities		**1,152.0**	1,612.1	**2,466.2**	2,616.4
Total liabilities		**4,954.1**	4,653.6	**2,862.9**	2,810.9
Net assets		**4,083.2**	3,776.4	**3,010.5**	3,005.7
Equity					
Contributed equity	23	**2,306.7**	2,210.3	**2,306.7**	2,210.3
Reserves	24	**430.2**	468.8	**185.3**	185.3
Retained profits	25	**1,346.3**	1,097.3	**518.5**	610.1
Total equity		**4,083.2**	3,776.4	**3,010.5**	3,005.7

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

For the 52 weeks ended 25 July 2004 (2003: 52 weeks ended 27 July)

Statements of Cash Flows

		CML Group Inflows/(Outflows)		CML Inflows/(Outflows)	
$ million	**Notes**	**2004**	2003	**2004**	2003
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**34,539.6**	28,904.1		
Payments to suppliers and employees (inclusive of goods and services tax)		**(32,905.0)**	(27,469.2)	**(401.5)**	(304.6)
Distributions received from associated entities		**7.0**	6.2		
Interest received		**55.2**	20.0	**38.0**	0.7
Borrowing costs paid		**(70.0)**	(103.6)	**(0.1)**	(0.1)
Income tax paid		**(288.5)**	(179.1)	**(241.8)**	(165.9)
Net cash inflow/(outflow) from operating activities	A	**1,338.3**	1,178.4	**(605.4)**	(469.9)
Cash flows from investing activities					
Payments for property, plant and equipment		**(704.1)**	(625.2)	**(58.5)**	(39.1)
Payments for purchase of businesses and controlled entities	B	**(192.0)**	(241.7)		
Payments for purchase of other investments		**(1.4)**			
Payment for purchase of associated entity		**(1.1)**	(1.4)		
Proceeds on sale of property, plant and equipment		**80.3**	37.1	**0.6**	0.1
Proceeds on sale of Sydney Central Plaza	B	**9.9**	372.8		
Proceeds on sale of businesses and controlled entities	B	**31.8**			
Proceeds on sale of investments			7.6		
Repayment of loan from other entities		**66.1**	13.6	**66.1**	13.6
Net cash (outflow)/inflow from investing activities		**(710.5)**	(437.2)	**8.2**	(25.4)
Cash flows from financing activities					
Proceeds from issue of shares and options		**37.1**	-	**37.1**	-
Proceeds from borrowings		**1,362.7**	279.7		
Repayments of borrowings		**(1,772.6)**	(704.6)		
Dividends paid		**(307.8)**	(287.6)	**(307.8)**	(287.6)
Net cash flows on behalf of controlled entities				**867.9**	782.9
Net cash (outflow)/inflow from financing activities		**(680.6)**	(712.5)	**597.2**	495.3
Net (decrease)/increase in cash held		**(52.8)**	28.7	-	-
Cash at the start of the year		**894.7**	866.0	-	-
Cash at the end of the year	C	**841.9**	894.7	-	-

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Notes

A. Reconciliation of net cash inflow/(outflow) from operating activities to net profit is as follows:

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Net cash inflow/(outflow) from operating activities	**1,338.3**	1,178.4	**(605.4)**	(469.9)
Depreciation and amortisation	**(528.3)**	(504.2)	**(25.8)**	(25.5)
Changes in assets and liabilities				
Increase/(decrease) in current receivables	**57.4**	69.5	**(2.3)**	(1.5)
Increase/(decrease) in inventories	**124.9**	(24.0)		
Increase/(decrease) in future income tax benefits	**80.8**	(38.3)	**83.3**	197.9
Increase/(decrease) in other assets	**20.9**	(29.6)	**(1.9)**	1.4
(Increase) in trade creditors	**(139.7)**	(105.1)	**(40.6)**	(2.1)
(Increase)/decrease in other liabilities	**(135.8)**	(55.0)	**1,088.8**	839.2
(Increase) in provision for taxation	**(148.0)**	(20.3)	**(148.7)**	(13.8)
(Increase) in provisions	**(53.6)**	(79.2)	**(62.6)**	(70.2)
Decrease/(increase) in deferred income tax	**66.7**	74.4	**8.2**	(116.6)
Net loss on disposal of plant and equipment	**(45.0)**	(31.2)	**(1.8)**	(5.7)
Net profit on sale of freehold properties	**7.8**	1.4		
Net profit on sale of Sydney Central Plaza	**12.0**	5.5		
Net profit on sale of businesses and controlled entities	**9.7**			55.8
Write-down of non-current assets to recoverable amounts	**(51.6)**	(12.8)	**(15.3)**	(0.1)
Net profit	**616.5**	429.5	**275.9**	388.9

Statements of Cash Flows

B. Acquisitions/disposals

Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	CML Group			
	Acquisitions*		Disposals	
$ million	**2004**	2003	**2004**	2003
Consideration	**(209.4)**	(362.6)	**31.9**	372.8
Cash	**17.4**	3.2	**(0.1)**	
Receivables - current		17.6		(2.1)
Inventories	**73.9**	51.8	**(3.0)**	
Other assets - current		2.4		(1.2)
Property, plant and equipment	**15.0**	45.8	**(10.2)**	(363.0)
Deferred tax assets		2.0		
Intangibles	**109.2**	260.2	**(9.3)**	
Payables - current		(19.1)		(1.0)
Provisions - current	**(6.1)**	(1.3)	**0.4**	
Net assets acquired/(disposed)	**209.4**	362.6	**(22.2)**	(367.3)
Reconciliation of cash flows:				
Consideration	**(209.4)**	(362.6)	**31.9**	372.8
Consideration satisfied by share issue		117.7		
Cash acquired/(disposed)	**17.4**	3.2	**(0.1)**	
Cash (outflow)/inflow	**(192.0)**	(241.7)	**31.8**	372.8

*The purchase method of accounting is applied. Net assets acquired are recorded at fair value.

Significant transactions included in the above table

During
standalone convenie
including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $79.5 million.

During 2004, the CML Group disposed of five Newmart stores and seven Sands and McDougall stores for $31.9 million.

On 26 May 2003 Liquorland (Australia) Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd. (Theo's NSW) for $179.8 million plus associated inventory for $37.4 million and freehold property for $14.8 million. The consideration comprised cash, and the issue of 17,857,143 Coles Myer Ltd. ordinary shares. Coles Myer Ltd.
has guara
during that per
acquisition. At balance date, no amount would have been payable.

On 6 January 2003 Officeworks Superstores Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty. Ltd. for $38.7 million plus associated inventory for $11.1 million and freehold property for $17.5 million.

On 10 Mar
During 2004, additional proceeds of $9.9 million were received.

Statements of Cash Flows

C. Reconciliation of cash

For the purposes
shown in the Statements of Cash Flows is reconciled to the relevant Statements of Financial Position items as follows:

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Cash assets	**849.0**	905.5	-	-
Bank overdraft	**(7.1)**	(10.8)	-	-
	841.9	894.7	-	-

D. Non-cash financing and investing activities

Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for $59.3 million (2003 $60.3 million).

Investments - During 2003 CML issued ordinary shares for $117.7 million in connection with the purchase of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.

E. Details of major financing facilities

Credit standby facilities - The CML Group has $530.0 million (2003 $580.0 million) of committed facilities of which $530.0 million (2003 $580
maturity dates ranged between October 2003 and August 2008).

Commercial paper - The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2003 $NIL).

Medium term notes - The CML Group has issued medium term notes under a debt issuance programme in Europe and Australia and under a mediu
on issue.

Other loans - $NIL (2003 $7.5 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a Basis of preparation

The financial statements have been prepared as a general purpose financial report which complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior year. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

b Principles of consolidation

The consolidated financial statements have been prepared on an economic entity basis for Coles Myer Ltd. (CML) and the entities it controlled during the year and at year end (CML Group). The effects of all transactions within the CML Group have been eliminated in full. A list of controlled entities at year end is contained in note 32. Where control of an entity is obtained during the year, its results are included in the Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control existed.

c Equity accounting of associated entities

The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are not deemed to be material.

d Revenue

Revenue from sale of goods is recognised at the point of sale, includes concession sales and is after deducting returns, duties and taxes paid.

e Receivables

Trade and other debtors are recognised at nominal amounts as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

f Inventories

At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realisable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including logistics expenses incurred in bringing the inventories to their present location and condition.

Volume related supplier rebates and supplier promotional rebates are recognised as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier (note 2). These reimbursements are recorded as other revenue from non-operating activities (note 3).

g Investments

The carrying amounts of all listed investments are stated at the lower of cost and recoverable amount. Dividends from all investments are brought to account when receivable.

h Recoverable amount of non-current assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the Statements of Financial Performance in the reporting period in which the recoverable amount write-down occurs. In determining the recoverable amount, expected future cash flows have been discounted to their present value.

i Property, plant and equipment

(i) Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date.

Annual internal assessments are made, supplemented by independent assessments at least every three years. Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability will crystallise. Borrowing and other holding and development costs on property under development are capitalised until completion of the development.

Plant and equipment is measured at the lower of cost less accumulated depreciation and recoverable amount.

(ii) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised on a straight-line basis, over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

(iii) Depreciation and amortisation

Depreciation and amortisation is provided on a straight-line basis on all property, plant and equipment, other than freehold land and investment properties, over their estimated useful lives. The rates used for each class of assets are as follows:

Buildings	1.5%
Plant and equipment	5% - 33%
Computer software	20%

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

All costs directly incurred in the purchase or development of major computer software, including subsequent upgrades and material enhancements, are capitalised. Costs incurred on computer software maintenance are expensed as incurred.

Effective 28 July 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognised that computer software had a useful life not exceeding three years.

The revised accounting estimate recognises that in all material respects, computer software has a useful life not exceeding five years. The impact of the change was an increase to profit before tax of $12.0 million for the year ended 25 July 2004.

j Intangibles

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired is brought to account as goodwill and amortised, using the straight-line method, over the period in which the benefits are expected to arise, but not exceeding twenty years.

(ii) Brand names

Brand names purchased by the CML Group are measured at fair value on acquisition and brought to account as non-current assets. Brand names held at 25 July 2004 have an indefinite life.

(iii) Licenses

Liquor and gaming licenses purchased by the CML Group are measured at fair value and brought to account as non-current assets on acquisition. Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

The revised accounting estimate recognises that liquor licenses have an indefinite life where they have unlimited legal lives and are unlikely to become commercially obsolete. Gaming licenses purchased during 2003 have an indefinite life. As a consequence, no amortisation of licenses was charged for the year ended 27 July 2003.

Had a change in estimate of useful life not taken place, an amount of $10.3 million relating to amortisation expense would have been charged in the year to 27 July 2003.

(iv) Co-branded operating rights

The CML Group holds the right to operate certain Shell fuel and convenience outlets around Australia. An exclusive supply agreement for fuel and lubricant products is in place, which allows for the sites to be branded both "Coles Express" and "Shell". Co-branded operating rights are amortised over twenty years.

The carrying value of all intangibles is reviewed at each reporting period.

k Accounts payable

These amounts represent liabilities for goods and services provided to the CML Group prior to balance date which were unpaid. The amounts are unsecured and are usually paid between 7 and 60 days after recognition.

l Income tax

Income tax is provided using the liability method of tax effect accounting. Income tax expense is calculated on profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of cumulative timing differences, which occur where items are included for income tax purposes in a period different from that in the financial statements, is shown in the deferred income tax liability or future income tax benefit, as applicable. The timing differences have been measured using the tax rates expected to apply when the differences reverse. The future income tax benefits arising from tax losses have been recognised only where the realisation of such benefits in future years is considered virtually certain.

The CML Group implemented the tax consolidation legislation as of 29 July 2002. Refer note 5 for further disclosure.

m Foreign exchange

Foreign currency transactions are translated to Australian currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange prevailing on that date. Resulting exchange differences are brought to account as exchange gains or losses in the Statements of Financial Performance in the financial year in which the exchange rates change.

With respect to specific commitments, hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods and services, together with subsequent exchange gains or losses resulting from those transactions, are deferred in the Statements of Financial Position from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the Statements of Financial Position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the Statements of Financial Performance.

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange prevailing at balance date. Equity items are translated at historical rates. The Statements of Financial Performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

n Interest bearing liabilities

Borrowings are carried at their principal amounts. Interest is recognised as an expense as it accrues, except where it is included in the cost of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to prepare for intended use. Long and medium term borrowing expenses are amortised over the lesser of five years or the term of the relevant borrowing.

o Derivatives

The CML Group is exposed to changes in interest rates and foreign exchange rates from its activities. These risks are hedged by the CML Group primarily through the use of derivatives which mainly take the form of swaps, futures, forward contracts and options. Interest rate derivatives that are designated and are effective as hedges, are deferred and amortised over the remaining life of the hedged items. Cross currency swaps are revalued at spot rates at balance date and movements are recognised in the Statements of Financial Performance as gains and losses together with the foreign currency gains and losses on the underlying borrowings.

p Leases

The CML Group leases real estate, stores, office facilities and warehouses. The provisions of these leases are such that substantially all the risks and benefits of ownership of the property are retained by the lessors, and accordingly, in the financial statements they are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Refer note 28(b) for details of non-cancellable operating lease commitments. Lease incentives received on entering into operating leases are recognised as liabilities and are amortised over the initial lease term using the straight-line method.

q Employee entitlements

Liabilities for annual leave entitlements are accrued at nominal amounts on the basis of statutory and contractual requirements, including related on-costs. They are measured using rates expected to be paid when the obligations are settled, and are not discounted (note 2).

Liabilities for long service leave entitlements which are not expected to be paid or settled within twelve months are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Consideration is given to future increases in wage and salary rates, experience of employee departures and periods of service. Expected future payments, including related on-costs, are discounted using the rates attaching to national government guaranteed securities with similar maturity terms. Contributions to superannuation funds are expensed as incurred (note 31).

A liability for employee entitlements in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the entitlement;
- the amounts to be paid are determined before the time of completion of the financial report; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

Equity-based compensation benefits are provided to employees via the Executive Share Option Plan (note 34). No accounting entries are made until options over unissued shares are exercised at which time the amounts receivable from executives are recognised in the Statements of Financial Position as share capital.

r Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net profit less non-redeemable reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

s Segment reporting

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The business segments reported are: Food, Liquor & Fuel, Kmart & Officeworks, Myer & Megamart, Target, Emerging Businesses and Property & Unallocated.

t Goods and Services Tax (GST)

Revenues, expenses and assets are generally recognised net of the amount of GST. Where GST is incurred on purchases and is not recoverable from the Australian Taxation Office (ATO) it is included as part of the cost of acquisition of an asset or part of an item of expense. Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to the ATO are classified as operating cash flows.

u Rounding of amounts

Dollar amounts have been rounded to the nearest tenth of a million dollars unless specifically stated otherwise. Where the amount is $50,000 or less, this is indicated by a dash ("-"). For the purpose of notes 34 and 35 a dash indicates a nil balance.

v Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date (note 2).

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

w Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Goodwill is brought to account on the basis described in note 1j(i).

x Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognised.

The provision recognised is based on the difference between the estimated cash flows to meet the unavoidable costs and the estimated cash flows to be received, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted to their present value.

y Workers' compensation and self-insurance

The CML Group is self-insured for costs relating to workers' compensation and general liability claims. Provisions are recognised based on claims reported, and an estimate of claims incurred but not yet reported. These provisions are determined on a discounted basis, utilising an actuarially determined method which is based on various assumptions including but not limited to future inflation, investment return, average claim size and claim administration expenses.

z Stamp duty

Payments of stamp duty on leased property are deferred and amortised over the life of the lease.

aa International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS. The adoption of Australian equivalents to IFRS will be first reflected in the CML Group's financial statements for fiscal 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of IFRS require the restatement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as at 26 July 2004.

An IFRS project team has been established to manage the transition to Australian equivalents of IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee every six months.

Most of the Australian equivalents to IFRS have been evaluated and a number of key differences have been identified. The completion of this analysis is expected during fiscal 2005, enabling the implementation of required changes ahead of fiscal 2006.

The following areas have been identified as significant for the CML Group:

(i) AASB 2 "Share-based Payment"

CML has established an Executive Share Option Plan, under which options are issued to employees. Under the current accounting policy an expense is not recognised for options issued (refer note 1q).

On adoption of AASB 2, options issued to employees will be recognised as an expense over the relevant vesting periods. The expense will be determined with reference to the fair value of the options issued. The determination of fair value is prescribed by the new standard. An adjustment will be recorded against opening retained earnings at 26 July 2004 to reflect the fair value, so determined, of any options granted after 7 November 2002, but before 26 July 2004 that are not vested at 1 January 2005.

(ii) AASB 3 "Business Combinations"

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise (refer note 1j).

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iii) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under the current accounting policy freehold land and buildings and investment properties are measured at their fair value (refer note 1i). Increments and decrements are offset, and the net movement in the valuation is recognised in the asset revaluation reserve.

Under AASB 140, where an insignificant portion of a property is held for the company's own use it is classified as an investment property. Accordingly, it is unlikely that properties currently classified as investment properties will continue to meet the definition under IFRS. Properties that are not classified as investment properties under AASB 140 can be measured under either the revaluation model or the cost model prescribed by AASB 116.

Under the cost model the property is carried at its cost less accumulated depreciation and impairment losses. Under the revaluation model any gains arising from changes in fair value are recognised in the asset revaluation reserve. However, the gain shall be recognised in the net profit or loss to the extent that it reverses a revaluation decrement previously recognised in the net profit or loss. Losses are recognised in the net profit or loss except where the decrement reverses a previous revaluation increment in the reserve.

In addition, under IFRS increments and decrements within an asset class cannot be offset. Properties must be considered individually, which could result in greater volatility in the Statements of Financial Performance.

At this stage there has been no decision on which policy will be applied.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies (continued)

aa International Financial Reporting Standards (IFRS) (continued)

(iv) AASB 112 "Income Taxes"

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statements of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

It is expected that AASB 112 may require the CML Group to carry higher levels of deferred tax assets and liabilities. However, at this stage a significant transitional adjustment has not been identified.

(v) AASB 119 "Employee Benefits"

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan (refer note 31).

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statements of Financial Position. The annual movements in those surpluses or deficits must be recorded in the Statements of Financial Performance, which could result in greater volatility.

Upon adoption, an actuarial valuation of the defined benefit superannuation plan will be performed in accordance with AASB 119, and an adjustment will be recorded against opening retained earnings at 26 July 2004.

(vi) AASB 136 "Impairment of Assets"

Under the current accounting policy the recoverable amount of assets is determined by reference to cash flows generated by a group of assets.

Under AASB 136 recoverable amount is assessed for each "cash generating unit", which is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets.

At this stage the determination of the CML Group's cash generating units has not been finalised.

(vii) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML has on issue 7,000,000 ReCAPS that are currently treated as equity (refer note 23). Under AASB 132 the ReCAPS will be reclassified as debt, and dividends paid (refer note 6) will be recorded as interest expense.

Under AASB 139 foreign exchange contracts held for hedging purposes will be recorded in the Statements of Financial Position at fair value. Changes in fair value will be recognised directly in equity where hedge effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised in the Statements of Financial Performance.

AASB 132 and AASB 139 are not applicable until 1 August 2005. The impact on retained earnings at 1 August 2005 will depend on the value of foreign exchange contracts at that date.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents of IFRS. In addition, some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the CML Group's financial position and reported results.

Notes to the Financial Statements

Note 2 Changes in Accounting Policies 2003

Changes in accounting policy for inventory costing

(a) Supplier promotional rebates

Effective 29 July 2002, the CML Group revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor").

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million. If the accounting policy had always been applied, the impact of the change would have been a decrease by $2.8 million for the year ended 27 July 2003.

Under the Australian equivalents to IFRS which come into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statements of Financial Performance.

(b) Indirect logistics expenses

Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 "Inventories".

On initial adoption of the change at 29 July 2002, the CML Group's inventory increased by $4.5 million. For the year ended 27 July 2003, the change in accounting policy was an increase to the CML Group's profit before tax of $5.0 million.

Change in accounting policy for providing for dividends

Effective 29 July 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of $149.7 million was made against retained profits at the beginning of the financial year to reverse the amount provided at 28 July 2002 for the accrued ReCAPS dividend (note 23) and the proposed final ordinary dividend for that year that was recommended by the directors between the end of the financial year and the completion of the financial report (note 25). This reduced current liabilities - provisions and total liabilities for the year ended 27 July 2003 by $149.7 million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid.

Change in accounting policy for annual leave entitlements

Effective 29 July 2002, the CML Group changed its accounting policy for providing for employee benefits to comply with the revised AASB 1028 "Employee Benefits" released in June 2001. In previous years, liabilities for wages and salaries and annual leave were measured at current remuneration rates. Under the revised accounting standard these benefits must be measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted.

An adjustment of $6.6 million was made at the beginning of the financial year to reduce retained profits, $9.4 million to increase employee provisions, and $2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the year ended 27 July 2003 would have been immaterial.

Notes to the Financial Statements

Note 3 Revenue

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Revenue from operating activities				
Sales	**32,266.8**	27,016.6		
Other income	**27.1**	17.7		
Cumulative effect of change in accounting policy for supplier promotional rebates		(76.5)		
Proceeds from disposal of				
Property, plant and equipment	**89.2**	19.7	**2.6**	0.1
Sydney Central Plaza	**9.9**	372.8		
Businesses and controlled entities	**31.9**			97.7
	131.0	392.5	**2.6**	97.8
Other revenue from non-operating activities				
Interest income				
Other persons*	**57.6**	23.7	**38.0**	4.4
Rental income				
Controlled entities			**1.6**	1.6
Other persons	**25.9**	30.8	**2.3**	2.2
Other income	**225.7**	220.8	**1,015.2**	955.1
	309.2	275.3	**1,057.1**	963.3
Total revenue	**32,734.1**	27,625.6	**1,059.7**	1,061.1

* Includes interest from the Coles Myer Employee Share Plan Trust of $38.0 million (2003 $3.7 million) in the CML Group and CML, comprising $2.7 million received in the first half of the financial year, and $35.3 million received in the second half of the financial year as a result of the restructuring of the Trust by its trustees (refer note 34).

Notes to the Financial Statements

Note 4 Operating Profit

	CML Group		CML	
$ million	2004	2003	2004	2003
Profit from ordinary activities before income tax expense includes the following net gains and expenses:				
Gains:				
Net gain/(loss) on disposal of				
Freehold property	7.8	1.4		
Plant and equipment	(45.0)	(31.2)	(1.8)	(5.7)
Sydney Central Plaza	12.0	5.5		
Businesses and controlled entities	9.7			55.8
	(15.5)	(24.3)	(1.8)	50.1
Expenses:				
Borrowing costs				
Controlled entities			103.5	92.1
Other persons	68.3	86.2	0.2	0.1
Other costs of finance	2.8	0.7		
	71.1	86.9	103.7	92.2
Depreciation				
Freehold buildings	0.7	0.7	-	-
Leasehold improvements	52.1	49.4	1.4	1.2
Plant and equipment	438.1	418.2	23.7	23.5
	490.9	468.3	25.1	24.7
Amortisation				
Co-branded operating rights	3.5			
Goodwill	10.8	7.8		
Computer software	20.1	25.3	0.6	0.7
Stamp duty	3.0	2.8	0.1	0.1
	37.4	35.9	0.7	0.8
Provisions				
Employee entitlements	246.2	254.3	19.3	22.7
Workers' compensation	101.3	101.2	101.3	101.2
Self-insured risks	13.1	14.1		
	360.6	369.6	120.6	123.9
Write-down of non-current assets to recoverable amounts				
Property, plant and equipment	45.9	12.8	2.3	0.1
Goodwill	5.7			
Investments in subsidiaries			13.0	
	51.6	12.8	15.3	0.1
Bad and doubtful debts	4.7	3.8		
Operating lease rentals				
Minimum lease payments	929.2	832.6	24.5	23.3
Contingent rentals	88.7	86.3		
	1,017.9	918.9	24.5	23.3

Notes to the Financial Statements

Note 5 Income Tax

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Prima facie income tax expense on profit from ordinary activities	**(262.4)**	(185.2)	**(97.2)**	(120.0)
(Add)/less tax effect of permanent differences				
Prima facie income tax attributable to tax consolidated group members' operating profit not reported above			**(289.1)**	(59.0)
Non-deductible depreciation and amortisation	**(6.4)**	(2.5)	**(6.3)**	(2.3)
Realisation of unrecognised timing differences	**5.5**	5.5	**0.3**	0.2
Investment property tax depreciation		2.1		
Lease termination payments	**(4.3)**		**(4.3)**	
Other non-deductible expenses	**(6.6)**	(6.6)	**(5.9)**	(1.0)
Profit on redemption of preference shares in controlled entity*			**139.7**	
Property sale adjustments	**5.9**	(0.6)	**5.9**	28.6
Other non-assessable income	**2.7**	0.6	**2.6**	0.3
Difference between accounting and tax profits from partnerships and trusts	**0.9**	1.0	**0.9**	5.2
Income tax expense on current year's profit from ordinary activities	**(264.7)**	(185.7)	**(253.4)**	(148.0)
Share of tax expense allocated to tax consolidated group members			**250.9**	136.7
Over/(under) provision from prior year	**6.6**	(2.0)	**(45.7)**	0.1
Income tax expense	**(258.1)**	(187.7)	**(48.2)**	(11.2)

*In connection with the restructuring of the method of financing a foreign operation, preference shares in a wholly owned controlled entity outside the tax consolidated group were redeemed by
with a wholly owned controlled entity, it has no impact on the results of the CML Group.

This finan
The Commissioner of Taxation has been notified of this decision and a tax sharing and a tax funding agreement between members of the
tax cons
consolidated
as if those tr
transac
subsidiarie
tax sharing arrangement are recognised as a component of income tax expense or revenue.

In the opinion of
several liability of the entities in the tax consolidated group.

The financial effect of the tax consolidation legislation has been recognised in these financial statements with no material impact on the consolidated Statements of Financial Performance or Financial Position. Material impacts on CML, the holding company, are disclosed in the note above.

Notes to the Financial Statements

Note 6 Dividends

$ million	CML Group 2004	CML Group 2003
Ordinary shares		
Final dividend for the year ended 27 July 2003 of 12.5 cents (2002 12.0 cents) per fully paid ordinary share paid on 10 November 2003 (2002 11 November 2002). Fully franked at 30% tax rate (2002 30%).	**151.6**	142.1
Interim dividend for the year ended 25 July 2004 of 14.0 cents (2003 13.5 cents) per fully paid ordinary share paid 10 May 2004 (2003 12 May 2003). Fully franked at 30% tax rate (2003 30%).	**170.3**	160.6
Non-redeemable reset convertible preference shares (ReCAPS)		
Dividend of $3.2589 (2003 $3.2589) per share paid 1 December 2003 (2003 2 December 2002). Fully franked at 30% tax rate (2003 30%).	**22.8**	22.8
Dividend of $3.2589 (2003 $3.2411) per share paid 31 May 2004 (2003 2 June 2003). Fully franked at 30% tax rate (2003 30%).	**22.8**	22.7
Total dividends	**367.5**	348.2
Dividends not recognised at year end		
In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 15.0 cents (2003 12.5 cents) per fully paid ordinary share and a dividend of $3.2589 (2003 $3.2589) per ReCAPS, fully franked based on tax paid at 30%. Aggregate amount of the proposed ordinary dividend expected to be paid on 8 November 2004 (2003 10 November 2003) and the proposed ReCAPS dividend expected to be paid on 30 November 2004 (2003 1 December 2003) out of retained profits at 25 July 2004, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends.	**206.6**	151.6

The franked portions of the final dividends recommended after 25 July 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 31 July 2005.

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Dividend franking account				
This amount represents the balance of the dividend franking account after allowing for current tax paid and provided for and dividends paid during the year based on a tax rate of 30% (2003 30%).	**412.9**	141.4	**412.2**	140.5

During 2003, franking credits of $118.2 million were transferred from wholly-owned entities to the parent entity at the time these entities entered the tax consolidated group.

Notes to the Financial Statements

Note 7 Receivables – Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Trade debtors	**390.9**	309.6	-	0.6
Less: Provision for doubtful debts	**(9.5)**	(9.2)		
	381.4	300.4	-	0.6
Other debtors	**32.3**	46.6	**4.2**	6.2
Less: Provision for doubtful debts	**(1.4)**	(1.0)		(0.3)
	30.9	45.6	**4.2**	5.9
Short-term deposits	**234.4**			
	646.7	346.0	**4.2**	6.5

Short-term deposits are due for maturity within 4 months and pay interest at 5.90%.

Note 8 Other Assets – Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Prepayments	**41.1**	28.1	**3.8**	0.5

Note 9 Receivables – Non-Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Term deposits and advances	**18.1**	23.7	**3.0**	7.0
Loan to Employee Share Plan (note 34)	**29.7**	95.4	**29.7**	95.4
Loans to associated unit trust and partnership	**2.6**	2.4		
Amounts owing by controlled entities			**848.3**	819.0
	50.4	121.5	**881.0**	921.4

Notes to the Financial Statements

Note 10 Investments – Non-Current

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Investments in associates				
Interest in shopping centre unit trust, at fair value (note 33)	**82.5**	76.8		
Interest in partnership (note 33)	**2.0**	2.0		
Investments in controlled entities				
Shares in controlled entities			**4,557.4**	4,570.4
Investments in other entities				
Shares in unlisted corporations	**19.3**	19.3		
Interest in bonds	**9.1**	7.7		
	112.9	105.8	**4,557.4**	4,570.4

Shares in unlisted corporations

The CML Group h
for retail applications.

Interest in bonds

Quoted market value of these investments at balance date was $9.1 million (2003 $7.7 million).

Note 11 Property, Plant and Equipment – Non-Current

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Freehold properties				
Land				
At fair value	**213.7**	202.1	**12.4**	12.4
Buildings				
At fair value	**35.9**	45.5	**0.2**	0.2
Less: Accumulated depreciation	**(9.1)**	(1.8)	**-**	-
	26.8	43.7	**0.2**	0.2
Total freehold properties	**240.5**	245.8	**12.6**	12.6
Leasehold improvements				
At cost	**705.3**	674.5	**14.7**	11.1
Less: Accumulated depreciation	**(333.5)**	(297.4)	**(5.3)**	(4.4)
Total leasehold improvements	**371.8**	377.1	**9.4**	6.7
Investment properties				
At fair value	**77.5**	71.5		
Total properties	**689.8**	694.4	**22.0**	19.3

Notes to the Financial Statements

Note 11 Property, Plant and Equipment – Non-Current (continued)

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Plant and equipment				
At cost	**5,667.7**	5,659.1	**185.8**	194.3
Less: Accumulated depreciation	**(3,326.7)**	(3,241.2)	**(103.9)**	(123.1)
Total plant and equipment	**2,341.0**	2,417.9	**81.9**	71.2
Computer software				
At cost	**160.2**	152.5	**3.4**	3.3
Less: Accumulated amortisation	**(85.5)**	(64.5)	**(1.3)**	(1.1)
Total computer software	**74.7**	88.0	**2.1**	2.2
Capital work in progress, at cost	**290.2**	140.3	**17.1**	4.5
Total property, plant and equipment	**3,395.7**	3,340.6	**123.1**	97.2

Valuation of freehold and investment properties

The basis of v
willing parties in an arm's length transaction. The latest assessments of fair value as at 25 July 2004 are primarily based on independent assessments.

Reconciliations

Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:

CML Group – 2004	**Freehold properties**		**Leasehold**	**Investment**	**Plant and**	**Computer**	**Capital work**	
$ million	**Land**	**Buildings**	**improvements**	**properties**	**equipment**	**software**	**in progress**	**Total**
Carrying amount at the start of the year	202.1	43.7	377.1	71.5	2,417.9	88.0	140.3	3,340.6
Additions	35.6	6.4	50.1	7.4	369.5	19.5	254.5	743.0
Disposals	(28.5)	(12.1)	(5.0)	(21.9)	(64.1)	(0.9)	(0.7)	(133.2)
Acquisitions of entities or operations			0.1		14.8	0.1		15.0
Fair value increments/ (decrements)	4.4	(15.8)		4.3	(5.7)			(12.8)
Write-down to recoverable amounts			(1.2)		(36.6)	(8.0)	(0.1)	(45.9)
Depreciation/ amortisation		(0.7)	(52.1)		(438.1)	(20.1)		(511.0)
Transfers from/(to) another class	0.1	5.3	2.8	16.2	83.3	(3.9)	(103.8)	
Carrying amount at the end of the year	213.7	26.8	371.8	77.5	2,341.0	74.7	290.2	3,395.7

CML – 2004 $ million	Land	Buildings	Leasehold improvements	Investment properties	Plant and equipment	Computer software	Capital work in progress	Total
Carrying amount at the start of the year	12.4	0.2	6.7		71.2	2.2	4.5	97.2
Additions			4.3		36.7	0.5	16.8	58.3
Disposals			(0.4)		(4.0)			(4.4)
Write-down to recoverable amounts					(2.3)			(2.3)
Depreciation/ amortisation			(1.4)		(23.7)	(0.6)		(25.7)
Transfers from/(to) another class			0.2		4.0		(4.2)	
Carrying amount at the end of the year	12.4	0.2	9.4		81.9	2.1	17.1	123.1

Notes to the Financial Statements

Note 12 Deferred Tax Assets – Non-Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Future income tax benefits	**302.7**	221.9	**302.7**	219.4

Potential future income tax benefits of $7.1 million (2003 $7.1 million) attributable to tax losses of $23.8 million have not been recognised as realisation of the losses is not virtually certain.

Note 13 Intangibles – Non-Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Brand names				
At cost	**22.6**	22.6		
Licenses				
At cost	**358.6**	362.6		
Less: Accumulated amortisation	**(27.4)**	(27.4)		
	331.2	335.2		
Co-branded operating rights				
At cost	**103.7**			
Less: Accumulated amortisation	**(3.5)**			
	100.2			
Goodwill				
At cost	**176.6**	177.7		
Less: Accumulated amortisation	**(54.5)**	(41.5)		
	122.1	136.2		
	576.1	494.0		

Note 14 Other Assets – Non-Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Deferred expenditure – stamp duty	**38.5**	34.4	**1.5**	1.5
Less: Accumulated amortisation	**(11.0)**	(8.0)	**(0.3)**	(0.3)
	27.5	26.4	**1.2**	1.2
Other	**2.5**	3.4		
	30.0	29.8	**1.2**	1.2

Note 15 Payables – Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Trade creditors	**2,067.8**	1,896.6	**37.0**	24.3
Other creditors and accruals	**747.9**	579.7	**109.7**	81.8
	2,815.7	2,476.3	**146.7**	106.1

Notes to the Financial Statements

Note 16 Interest Bearing Liabilities – Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Bank overdraft	**7.1**	10.8	-	-
Other loans	**254.4**	-		
	261.5	10.8	-	-

Other loans are predominantly due for repayment within 4 months of balance date with a weighted average interest rate of 6.38%.

Note 17 Tax Liabilities – Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Provision for income tax	**161.6**	13.6	**162.5**	13.8

Note 18 Provisions – Current

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Employee entitlements	**477.1**	465.0	**38.8**	38.4
Self-insured risks	**36.9**	36.3		
Workers' compensation	**48.7**	36.2	**48.7**	36.2
New Zealand onerous contracts	**0.6**	3.3		
	563.3	540.8	**87.5**	74.6

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2004 **$ million**	**Self-insured risks**	**Workers' compensation**	**Onerous contracts**	**Total**
Carrying amount at the start of the year	36.3	36.2	3.3	75.8
Provisions acquired		5.6		5.6
Additional provisions recognised	13.1	101.3		114.4
Payments/utilised	(12.5)	(47.0)	(1.8)	(61.3)
Transfer between current & non-current		(47.4)	(0.9)	(48.3)
Carrying amount at the end of the year	36.9	48.7	0.6	86.2

CML – 2004 **$ million**				
Carrying amount at the start of the year		36.2		36.2
Provisions acquired		5.6		5.6
Additional provisions recognised		101.3		101.3
Payments/utilised		(47.0)		(47.0)
Transfer between current & non-current		(47.4)		(47.4)
Carrying amount at the end of the year		48.7		48.7

Notes to the Financial Statements

Note 19 Interest Bearing Liabilities – Non-Current

	CML Group		CML	
$ million	2004	2003	2004	2003
Foreign currency loans		7.5		
Foreign currency bonds and notes	**320.6**	452.4		
Total foreign currency denominated borrowings	**320.6**	459.9		
Bonds and notes issued under domestic and international facilities	**330.0**	600.0		
Amounts owing to controlled entities			**926.0**	783.6
	650.6	1,059.9	**926.0**	783.6
Net fair value of currency swaps hedging foreign currency borrowings	**62.8**	83.4		
	713.4	1,143.3	**926.0**	783.6

At balance date, all foreign currency borrowings were fully hedged. The CML Group's borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the Negative Pledge), and acceptance by investors of complementary Trust Deeds for public issues of bonds and notes.

The Negative Pledge is the basis of an unsecured borrowing structure, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and
A controlled entity has pledged $80.0 million of assets as security over obligations to a trade creditor. In addition, a pledge is given not to provide security over C

	CML Group	
$ million	2004	2003
Interest bearing liabilities and loans maturity pattern		
2004/2005		409.3
2005/2006	**292.7**	430.5
2006/2007	**167.9**	80.1
2007/2008	**50.0**	90.0
2008/2009	**90.0**	50.0
2009/2010	**50.0**	
	650.6	1,059.9

	CML Group	
$ million	2004	2003
Denomination of long-term foreign currency borrowings		
United States dollars	**27.9**	48.3
Japanese yen	**292.7**	411.6
	320.6	459.9

Notes to the Financial Statements

Note 20 Loans – Non-Current

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Borrowings outstanding at the end of the financial year that were non-interest bearing				
Amounts owing to controlled entities			**1,223.9**	1,557.9

Note 21 Deferred Tax Liabilities – Non-Current

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Deferred income tax	**108.4**	175.1	**108.4**	116.6

Note 22 Provisions – Non-Current

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Employee entitlements	**74.6**	73.3	**6.6**	6.3
Workers' compensation	**201.3**	150.9	**201.3**	150.9
New Zealand onerous contracts	**6.0**	20.2		
	281.9	244.4	**207.9**	157.2

Employee numbers	Number		Number	
Number of employees at balance date*	**89,208**	83,614	**2,544**	2,525

*Calculated on a full-time equivalent basis

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2004 $ million	Workers' compensation	Onerous contracts	Total
Carrying amount at the start of the year	150.9	20.2	171.1
Provisions acquired	3.0		3.0
Provision no longer required due to remeasurement		(15.4)	(15.4)
Foreign exchange differences		0.3	0.3
Transfer between current & non-current	47.4	0.9	48.3
Carrying amount at the end of the year	201.3	6.0	207.3

CML – 2004 $ million	Workers' compensation	Onerous contracts	Total
Carrying amount at the start of the year	150.9		150.9
Provisions acquired	3.0		3.0
Transfer between current & non-current	47.4		47.4
Carrying amount at the end of the year	201.3		201.3

Notes to the Financial Statements

Note 23 Contributed Equity

	CML Group		CML	
$ million	**2004**	2003	**2004**	2003
Ordinary shares				
Fully paid	**1,626.1**	1,529.7	**1,626.1**	1,529.7
Partly paid to one cent	-	-	-	-
Non-redeemable reset convertible preference shares (ReCAPS)	**680.6**	680.6	**680.6**	680.6
	2,306.7	2,210.3	**2,306.7**	2,210.3

	2004		2003	
	No. of shares	**$ million**	No. of shares	$ million
a Movement in shares on issue				
Fully paid ordinary shares				
Balance at the start of the year	**1,212,423,917**	**1,529.7**	1,184,579,882	1,351.7
Issue for acquisition of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.			17,857,143	117.7
Conversion from partly paid shares	**10,000**	-	4,000	-
Exercise of options	**5,038,675**	**37.1**		
Dividend reinvestment plan issue	**7,937,954**	**59.3**	9,982,892	60.3
Balance at the end of the year	**1,225,410,546**	**1,626.1**	1,212,423,917	1,529.7
Partly paid ordinary shares				
Balance at the start of the year	**124,000**	-	128,000	-
Conversion to fully paid shares	**(10,000)**	-	(4,000)	-
Balance at the end of the year	**114,000**	-	124,000	-

b Terms and conditions

Ordinary shares

Ordinary shares entitle the holder to participate in the dividends of the company and the proceeds on winding up of the company, subject to entitlements of the ReCAPS. Fully paid ordinary shares entitle the holder to one vote, except on a poll, where each share is entitled to one vote. Partly paid shares do not have any voting rights, until fully paid (except with respect to any proposal to vary the rights of these shareholders).

At 25 July 2004, there were 114,000 (2003 124,000) partly paid shares on issue, on which a further $1.99 per share is uncalled.

Non-redeemable reset convertible preference shares (ReCAPS)

On 18 D
non-cumulative dividend of at least 6.5% per annum, fixed until 2005. ReCAPS dividends will be paid in priority to any dividends declared on ordinary shares. ReCAPS shareholders are not entitled to vote at any general meetings, except in the following circumstances:

a) on a proposal:
   i) to reduce the share capital of the company;
   ii) that affects rights attached to the ReCAPS;
   iii) to wind up the company;
   iv) for the disposal of the whole of the property, business and undertakings of the company;
b) on a resolution to approve the terms of a buy-back agreement;
c) during a period in which a dividend or part of a dividend on the ReCAPS is in arrears;
d) during the winding up of the company.

In the event of the winding up of the company, ReCAPS will rank ahead of the ordinary shares. On reset dates, the outstanding ReCAPS may be converted into ordinary shares at the option of the holders of the ReCAPS or CML.

Dividend reinvestment plan

The company has a dividend reinvestment plan under which holders of ordinary shares have previously been able to elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares. The plan has been suspended. All future dividends will be paid in cash.

Share buy-back

At 2
of 30.0 million shares.

Notes to the Financial Statements

Note 24 Reserves

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Asset revaluation reserve	**477.7**	485.9	**185.3**	185.3
Foreign currency translation reserve	**(47.5)**	(17.1)		
	430.2	468.8	**185.3**	185.3
Movements during the year:				
Asset revaluation reserve				
Balance at the start of the year	**485.9**	402.4	**185.3**	185.3
Fair value (decrement)/increment of freehold and investment properties and investment in associated entity	**(8.2)**	83.5		
Balance at the end of the year	**477.7**	485.9	**185.3**	185.3
Foreign currency translation reserve				
Balance at the start of the year	**(17.1)**	-		
Net exchange differences on translation of foreign controlled entity	**(30.4)**	(17.1)		
Balance at the end of the year	**(47.5)**	(17.1)		

Nature and purpose of reserves

i) Asset revaluation reserve

The asset revaluation reserve includes the net increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041 "Revaluation of Non-Current Assets".

ii) Foreign currency translation reserve

As an outcome of restructuring the method of financing a self sustaining foreign operation, foreign currency translation losses relating to the CML Group'
in the year ended 25 July 2004.

Note 25 Retained Profits

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Retained profits at the start of the year	**1,097.3**	872.9	**610.1**	420.9
Adjustment resulting from change in accounting policy for providing for dividends (note 2)		149.7		149.7
Adjustment resulting from change in accounting policy for annual leave entitlements (note 2)		(6.6)		(1.2)
Net profit	**616.5**	429.5	**275.9**	388.9
Dividends	**(367.5)**	(348.2)	**(367.5)**	(348.2)
Retained profits at the end of the year	**1,346.3**	1,097.3	**518.5**	610.1

Notes to the Financial Statements

Note 26 Equity

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Total equity at the start of the year	**3,776.4**	3,307.6	**3,005.7**	2,638.5
Adjustment resulting from change in accounting policy for providing for dividends (note 2)		149.7		149.7
Total changes in equity recognised in the Statements of Financial Performance	**577.9**	489.3	**275.9**	387.7
Transactions with owners as owners:				
Contributions of equity	**96.4**	60.3	**96.4**	60.3
Issue of shares for acquisition		117.7		117.7
Dividends	**(367.5)**	(348.2)	**(367.5)**	(348.2)
Total equity at the end of the year	**4,083.2**	3,776.4	**3,010.5**	3,005.7

Note 27 Earnings Per Share

	CML Group 2004	CML Group 2003
Basic earnings per share	**46.9 cents**	32.2 cents
Diluted earnings per share	**47.3 cents**	33.2 cents
Weighted average number of shares ('000s) used as the denominator		
Weighted average number of shares used as the denominator in calculating basic earnings per share	**1,216,260**	1,192,073
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**1,304,470**	1,294,840
Reconciliation of earnings used in calculating earnings per share ($'000s)		
Basic earnings per share		
Net profit	**616,493**	429,490
Dividends on ReCAPS	**(45,600)**	(45,500)
Earnings used in calculating basic earnings per share	**570,893**	383,990
Diluted earnings per share		
Net profit	**616,493**	429,490
Earnings used in calculating diluted earnings per share	**616,493**	429,490

Note 28 Commitments for Expenditure

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
(a) Capital commitments				
Contracted capital expenditure commitments not provided for in this financial report, which principally relate to building and fixture contracts for new stores and shopping centres were as follows:				
Not later than one year	**190.0**	222.1	**4.3**	3.5
Later than one year but not later than five years	**3.4**	12.3		
	193.4	234.4	**4.3**	3.5
(b) Operating leases				
Contracted non-cancellable lease expenditure commitments not provided for in this financial report were as follows:				
Not later than one year	**939.1**	846.9	**16.2**	18.9
Later than one year but not later than five years	**3,422.4**	3,108.9	**57.3**	59.5
Later than five years	**5,023.7**	4,633.6	**104.8**	119.0
	9,385.2	8,589.4	**178.3**	197.4

Notes to the Financial Statements

Note 29 Segments

During 2
Express. The results of the Coles Express business are included in the Food, Liquor and Fuel segment.

$ million	Food, Liquor & Fuel	Kmart & Officeworks	Myer & Megamart	Target	Emerging Businesses	Property & Unallocated	Consolidated
Primary reporting – business segments 2004							
Revenue							
Sales to external customers	21,146.3	4,679.9	3,322.4	2,851.8	266.4		32,266.8
Intersegment sales (eliminated on consolidation)		1.1			24.2		25.3
Total sales	21,146.3	4,681.0	3,322.4	2,851.8	290.6		32,292.1
Other revenue	132.6	51.4	49.0	30.2	7.6	138.9	409.7
Total segment revenue	21,278.9	4,732.4	3,371.4	2,882.0	298.2	138.9	32,701.8
Segment result	678.0[1]	151.0[2]	46.5[3]	150.9	(19.2)	(119.1)[4]	888.1
Net borrowing costs							(13.5)[5]
Profit from ordinary activities before income tax							874.6
Income tax expense							(258.1)
Net profit							616.5*
Segment assets	3,971.4	1,384.8	996.6	804.7	79.6	1,497.5	8,734.6
Tax assets							302.7
Total assets							9,037.3
Segment liabilities	(1,789.7)	(544.4)	(390.9)	(352.1)	(47.0)	(1,560.0)	(4,684.1)
Tax liabilities							(270.0)
Total liabilities							(4,954.1)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	513.3	68.3	67.4	53.2	6.8	164.3	873.3
Depreciation and amortisation expense	286.7	69.9	65.4	51.3	4.4	50.6	528.3
Other non-cash expenses	25.7	4.8	3.3	3.2	(1.0)	73.0	109.0

* The net profit for the year was $616.5 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $15.4 million and the interest received as a result of the restructuring of the Coles Myer Employee Share Plan Trust of $35.3 million (related tax of $10.7 million), the net profit would have been $576.5 million.

1. Includes $14.6 million of relocation costs of the Liquor head office, and $5.0 million of restructuring costs for the Mt Druitt centre.
2. Includes $15.4 million benefit on re-measurement of the Kmart New Zealand onerous lease provision.
3. Includes $14.2 million of restructuring costs for the Mt Druitt centre.
4. Includes supply chain st
   to most segments.
5. Includes interest received of $35.3 million as a result of the restructuring of the Coles Myer Employee Share Plan Trust by its trustees.

Notes to the Financial Statements

Note 29 Segments (continued)

During 2004,
been reported in Emerging Businesses. The 2003 comparatives have been amended accordingly.

$ million	Food & Liquor	Kmart & Officeworks	Myer & Megamart	Target	Emerging Businesses	Property & Unallocated	Consolidated
Primary reporting – business segments 2003							
Revenue							
Sales to external customers	16,557.6	4,368.6	3,239.9	2,646.9	203.6		27,016.6
Intersegment sales (eliminated on consolidation)		0.9			31.5		32.4
Total sales	16,557.6	4,369.5	3,239.9	2,646.9	235.1		27,049.0
Other revenue	44.6	16.0	51.5	14.9	10.0	448.3	585.3
Total segment revenue	16,602.2	4,385.5	3,291.4	2,661.8	245.1	448.3	27,634.3
Segment result	565.5	103.8	9.9	89.9	(9.7)	(79.0)	680.4
Net borrowing costs							(63.2)
Profit from ordinary activities before income tax							617.2
Income tax expense							(187.7)
Net profit							429.5*
Segment assets	3,538.2	1,362.1	1,026.4	793.8	74.0	1,413.6	8,208.1
Tax assets							221.9
Total assets							8,430.0
Segment liabilities	(1,564.3)	(520.3)	(397.3)	(340.5)	(46.6)	(1,595.9)	(4,464.9)
Tax liabilities							(188.7)
Total liabilities							(4,653.6)
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	627.3	116.5	53.4	41.5	11.2	142.4	992.3
Depreciation and amortisation expense	257.2	67.9	68.2	55.7	4.3	50.9	504.2
Other non-cash expenses	59.0	23.7	21.6	2.8	(0.7)	70.8	177.2

*The net profit for the year was $429.5 million. After adjusting for the reduction in profit from changes in accounting policies and estimates of $64.0 million (related tax of $22.3 million), the Kmart New Zealand onerous lease provision re-measurement benefit of $12.8 million and the profit on sale of Sydney Central Plaza of $5.5 million (related tax of $2.7 million), the net profit would have been $455.6 million.

	Sales to external customers		Segment assets		Acquisition of non-current assets	
$ million	**2004**	2003	**2004**	2003	**2004**	2003
Secondary reporting – geographical segments						
Australia	**32,113.4**	26,869.0	**8,419.2**	8,097.5	**869.2**	988.3
New Zealand	**153.4**	147.6	**293.3**	91.3	**2.4**	0.3
Other			**22.1**	19.3	**1.7**	3.7
	32,266.8	27,016.6	**8,734.6**	8,208.1	**873.3**	992.3

Notes to the Financial Statements

Note 29 Segments (continued)

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food, Liquor & Fuel	Retail of grocery, liquor and fuel products
Kmart & Officeworks	Retail of apparel, general merchandise and stationery items
Myer & Megamart	Retail of apparel and general merchandise
Target	Retail of apparel and general merchandise
Emerging Businesses	E-commerce trading, predominantly the Coles Online and Harris Technology businesses
Property & Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Geographical segments

In pr
Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia	The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.
New Zealand	The CML Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding business in Australia. These operations are predominantly based in the North Island.
Asia	Non-trading branch offices located in China.

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Gr
not considered to be material.

Notes to the Financial Statements

Note 30 Auditor's Remuneration

	CML Group		CML	
$'000	**2004**	2003	**2004**	2003
Amounts received or due and receivable by the auditor for:				
Audit	**4,302**	3,956	**620**	600
Other assurance services				
Acquisitions/divestments	**118**	718		
Sales certificates under leases	**293**	213		
Advice on accounting standards	**385**	697	**55**	95
Related party transaction review	**30**	80	**30**	80
U.S. regulatory assistance	**394**	630	**394**	630
Assurance reviews	**118**		**18**	
Other	**149**	265	**15**	35
	1,487	2,603	**512**	840
Taxation advice	**199**	219	**199**	219
Total PricewaterhouseCoopers	**5,988**	6,778	**1,331**	1,659
PwC Consulting*				
Support for Food & Liquor review		400		
Other		93		
Total PwC Consulting*		493		
	5,988	7,271	**1,331**	1,659

* The acquisition of PwC Consulting by IBM was completed on 1 October 2002. From this date CML's auditor PricewaterhouseCoopers and PwC Consulting were organisations independent of each other.

Notes to the Financial Statements

Note 31 Superannuation Funds

The CML Group contributes to a number of superannuation funds that have been established to provide benefits for employees. The principal type of benefit provided by these funds is a lump sum. The members and the CML Group make contributions as specified in the rules of the respective funds.

The CML Group is obliged to ensure that contributions are made to the defined benefit plan at the rate assessed by an actuary, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deed. The obligation of the CML Group to make contributions to the fund at the actuarially determined rate is legally enforceable up to the date on which the CML Group gives notice to suspend or terminate contributions as provided in the agreement governing the plan. The CML Group expenses contributions to the defined benefit plan as they become due and payable and there is no present obligation with respect to future contributions. Accordingly, a liability is not recorded where there is a deficiency of fund assets over accrued benefits.

In respect of all other superannuation funds, the CML Group is obliged to contribute at fixed rates or amounts as set out in the relevant trust deeds, or in accordance with industrial awards, agreements and relevant legislation.

The fund assets at net market value, the accrued benefits, and the vested benefits of CML's defined benefit plan, Coles Myer Superannuation Plan (part of the Mercer Super Trust), were as follows:

As at 30 June	CML	
$ million	**2004**	2003
Net market value of fund assets	**971.1**	829.7
Accrued benefits	**961.5**	859.7
Surplus/(deficiency) of fund assets over accrued benefits	**9.6**	(30.0)
Vested benefits	**941.9**	809.7

Employer contributions to this defined benefit fund during the year amounted to $63.9 million (2003 $61.2 million). Vested benefits are benefits which are not conditional upon continued membership of the fund or any factor, other than resignation from the fund.

Notes to the Financial Statements

Note 32 Particulars in Relation to Controlled Entities

Name of Entity	Legend
Coles Myer Ltd.	a
Bi-Lo Pty. Ltd.	a(1)
Barrier Investments Pty. Ltd.	
CMFL Holdings Pty. Ltd. (in liquidation)	a(1)
Coles KMR Pty. Ltd. (in liquidation)	
Coles Myer Investments Pty. Ltd. (in liquidation)	
CMFL Services Ltd.	a(1)
Financial Network Card Services Pty. Ltd.	a(1)
CMPQ (CML) Pty. Ltd.	a(1)
Coles Myer Ansett Travel Pty. Ltd. (97.5% owned)	
Coles Myer Asia Pty. Ltd.	a(1)
Coles Myer Deposit Services Pty. Ltd.	
Coles Myer Finance Ltd.	
Coles Myer Finance (USA) Ltd.	
Coles Myer International Pty. Ltd.	a(1)
Coles Myer New Zealand Holdings Ltd.	b
CMNZ Finance Ltd.	b
Retail Investments Pty. Ltd.	a(1)
CMNZ Investments Pty. Ltd.	a(1)
Sanco Insurance Pte. Ltd.	c
Coles Myer Logistics Pty. Ltd.	a(1)
Coles Myer Properties Holdings Ltd.	a(1)
Australian Grocery Holdings Pty. Ltd.	a(1)
Clarkson Shopping Centre Pty. Ltd.	a(1)
CMPQ (PEN) Pty. Ltd.	a(1)
CMTI Pty. Ltd.	a(1)
Coles Myer Properties Pty. Ltd.	a(1)
Coles Myer Property Developments Ltd.	a(1)
Fulthom Pty. Ltd.	a(1)
ht (colesmyer) Pty. Ltd.	a(1)
Morley Shopping Centre Pty. Ltd.	a(1)
Myer Melbourne Ltd.	a(1)
Myer Properties W.A. Ltd.	a(1)
Coles Myer Property Investments Pty. Ltd. (in liquidation)	a(1)
Orzo Pty. Ltd.	a(1)
Procurement Online Pty. Ltd.	a(1)
Tooronga Shopping Centre Pty. Ltd.	a(1)
Coles Supermarkets Australia Pty. Ltd.	a(1)
Charlie Carter (Norwest) Pty. Ltd.	a(1)
Eureka Operations Pty. Ltd.	
Newmart Pty. Ltd.	a(1)
Tooronga Holdings Pty. Ltd. (formerly e.services (colesmyer) Pty. Ltd.)	a(1)
e.colesmyer Pty. Ltd.	a(1)
colesmyer.com Pty. Ltd.	a(1)
e.tailing (colesmyer) Pty. Ltd.	a(1)
Coles Online Pty. Ltd.	a(1)
Liquorland Direct Pty. Ltd.	a(1)
Direct Fulfilment Group Pty. Ltd.	a(1)
e.trading (colesmyer) Pty. Ltd.	a(1)
Harris Technology (NZ) Pty. Ltd. (formerly o d (colesmyer) Pty. Ltd.)	a(1)
Multimedia Services Pty. Ltd.	a(1)
now.com.au Pty. Ltd.	a(1)
Grace Bros. Holdings Pty. Ltd.	
Grocery Holdings Pty. Ltd.	a(1)
General Merchandise and Apparel Group Pty. Ltd.	a(1)
Harris Technology Pty. Ltd. (formerly ht.com.au Pty. Ltd.)	a(1)
Katies Fashions (Aust.) Pty. Ltd.	a(1)
G.J. Coles & Coy. Pty. Ltd.	a(1)
Kmart Australia Ltd.	a(1)
Arana Hills Properties Pty. Ltd.	
Tyremaster (Wholesale) Pty. Ltd.	a(1)
W4K. World 4 Kids Pty. Ltd.	a(1)
Liquorland (Australia) Pty. Ltd.	a(1)
Australian Liquor Group Ltd.	
Knox Liquor Australia Pty. Ltd.	
Osmond Hotel Pty. Ltd.	
Outfront Liquor Services Pty. Ltd.	
Guidel Pty. Ltd.	
Sorcha Pty. Ltd.	
Philip Murphy Melbourne Pty. Ltd.	
Philip Murphy Niddrie Pty. Ltd.	
Philip Murphy Toorak Pty. Ltd.	
Philip Murphy Wine and Spirits Pty. Ltd.	
Pallas Newco Pty. Ltd.	a(2)
ALW Newco Pty. Ltd.	a(2)
Pacific Liquor Wholesalers Pty. Ltd.	a(1)
Liquorland (Qld.) Pty. Ltd.	a(1)
Mycar Automotive Pty. Ltd.	a(1)
Myer Stores Ltd.	a(1)
Officeworks Superstores Pty. Ltd.	a(1)
Officeworks Superstores N.Z. Ltd.	b
Viking Direct Pty. Ltd.	
Viking Office Products Pty. Ltd.	
Penneys Pty. Ltd.	a(1)
Price Point Pty. Ltd.	
Charlot Pty. Ltd. (in liquidation)	
Target Australia Pty. Ltd.	a(1)
Fosseys (Australia) Pty. Ltd.	a(1)
Tickoth Pty. Ltd.	
Tyremaster Pty. Ltd.	a(1)
Comnet Pty. Ltd.	a(1)
The Myer Emporium Ltd.	a(1)

Notes to the Financial Statements

Note 32 Particulars in Relation to Controlled Entities (continued)

Name of Entity	Legend
Controlled entities disposed 2003	
Market Street Investment Trust	
Market Street Property Trust	
Controlled entities deregistered 2003	
Australasia Wide Distribution Pty. Ltd.	a(1)
Australian Retail Financial Services (Holdings) Pty. Ltd.	a(1)
Broadway Property Holdings Pty. Ltd.	a(1)
CMPQ (KM) Pty. Ltd.	a(1)
Coles Myer N.S.W. Pty. Ltd.	a(1)
Coles Myer Properties Management Pty. Ltd.	a(1)
Coles Myer Queensland Pty. Ltd.	a(1)
CMPQ (COOP) Pty. Ltd.	a(1)
CMPQ (TWB) Pty. Ltd.	a(1)
CMPQ (NEWCO) Pty. Ltd.	a(1)
Consolidated Realties Pty. Ltd.	a(1)
Eastland Shopping Centre Pty. Ltd.	a(1)
Esare Pty. Ltd.	a(1)
F.N.C.S. Pty. Ltd.	a(1)
Market Street Investments Pty. Ltd.	a(1)
now@colesmyer Pty. Ltd.	a(1)
ofs (colesmyer) Pty. Ltd.	a(1)
Portal Co (colesmyer) Pty. Ltd.	a(1)
Retail Distribution Management Pty. Ltd.	a(1)
Vintage Cellars (Australia) Pty. Ltd.	a(1)

Except wh
Ansett Travel Pty. Ltd. not owned by the CML Group gives rise to outside equity interests of $NIL. The balance date of all controlled entities was 25 July 2004.

Controlled entities carry on business in their countries of incorporation except Coles Myer Asia Pty. Ltd. which carries on business in China.

Legend

(a) These companies, except where subject to a notice of disposal shown below, are party to a Deed of Cross Guarantee, under which each company gua
from the requirements to prepare audited financial reports under the Corporations Act 2001 and Australian Securities and Investments Commission accounting and audit relief Class Orders:
(1) these companies and CML are party to a Deed of Cross Guarantee dated 23 September 1992.
(2) these companies were added to the Deed of Cross Guarantee by the execution of an Assumption Deed dated 22 July 2003.

(b) Incorporated in New Zealand.

(c) Incorporated in Singapore.

Notes to the Financial Statements

Note 32 Particulars in Relation to Controlled Entities (continued)

The Statement of Financial Performance and Financial Position below represent companies which are party to the Deed of Cross Guarantee. These co
of Australian Securities and Investments Commission accounting and audit relief Class Orders.

$ million	2004	2003
Consolidated Statement of Financial Performance		
Profit from ordinary activities*	**1,254.7**	463.6
Income tax expense	**(312.8)**	(124.1)
Net profit	**941.9**	339.5
Net decrease in asset revaluation reserve	**(8.2)**	(2.3)
Adjustment resulting from change in accounting policy for annual leave entitlements (note 2)		(6.6)
Total revenues, expenses and valuation adjustments attributable to members of the controlled entity recognised directly in equity	**(8.2)**	(8.9)
Total changes in equity other than those resulting from transactions with owners as owners	**933.7**	330.6
Consolidated Statement of Financial Position		
Current assets		
Cash	**304.1**	278.8
Receivables	**353.5**	330.5
Inventories	**2,894.1**	2,782.1
Other	**39.3**	27.4
Total current assets	**3,591.0**	3,418.8
Non-current assets		
Receivables	**50.4**	114.3
Investments	**898.8**	1,555.1
Property, plant and equipment	**3,367.0**	3,313.0
Deferred tax assets	**302.7**	221.9
Intangibles	**473.6**	388.3
Other	**26.1**	27.3
Total non-current assets	**5,118.6**	5,619.9
Total assets	**8,709.6**	9,038.7
Current liabilities		
Payables	**2,687.5**	2,460.9
Interest bearing liabilities	**3.5**	8.4
Provisions	**704.5**	535.7
Total current liabilities	**3,395.5**	3,005.0
Non-current liabilities		
Interest bearing liabilities	**1,264.9**	2,687.4
Tax liabilities	**163.1**	173.8
Provisions	**275.4**	223.6
Other	**48.4**	49.2
Total non-current liabilities	**1,751.8**	3,134.0
Total liabilities	**5,147.3**	6,139.0
Net assets	**3,562.3**	2,899.7
Equity		
Contributed equity	**2,306.7**	2,210.4
Reserves	**398.2**	406.4
Retained profits	**857.4**	282.9
Total equity	**3,562.3**	2,899.7
Total equity at the start of the year	**2,899.7**	2,589.6
Adjustment resulting from change in accounting policy for providing for dividends (note 2)		149.7
Total changes in equity recognised in the Statement of Financial Performance	**933.7**	330.6
Transactions with owners as owners:		
Contributions of equity	**96.4**	60.3
Issue of shares for acquisition		117.7
Dividends	**(367.5)**	(348.2)
Total equity at the end of the year	**3,562.3**	2,899.7

* Included in the 2004 result is a profit on redemption of preference shares in a wholly owned controlled entity of $465.6 million. This occurred in connection with the restructuring of the method of financing a foreign operation. As this transaction is with a wholly owned controlled entity, it has no impact on the results of the CML Group.

Notes to the Financial Statements

Note 33 Interests in Associated Entities

	Investment		Ownership interest			
	2004 $ million	2003 $ million	**2004 %**	2003 %	**Principal activity**	**Balance date**
Unit Trust						
CMS General Trust	**82.5**	76.8	**50**	50	Property ownership	30 June
Partnership						
FlyBuys Partnership	**2.0**	2.0	**50**	50	Loyalty program	31 December
Proprietary company						
Quids Technology Pty. Ltd.	-	-	**50**	50	Software development	30 June

Note 34 Employee Share and Option Plans

CML
Plan Trust (the Trust). The Trust acquired CML fully paid ordinary shares (shares) and then invited eligible employees to purchase them. At CML's discretion employees who had worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months casually, were eligible to purchase shares on the following bases:

- Shares were purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust
- Employees pay for the shares by applying dividends on the shares and making voluntary payments
- No interest is charged on the outstanding purchase price
- Employees who left the CML Group within three years of acquiring shares under the Plan forfeited their shareholding
- A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee depended on the employee's position and performance within the CML Group. At balance date, the following shares were on issue:

		Price	No. of shares offered	No. of employees		Total shares on issue	
Issue date	**Type**	**$**	**per employee**	**2004**	2003	**2004**	2003
6 May 1994	G	4.93	200 to 2,500	**16,321**	17,920	**10,086,800**	11,138,550
15 June 1995	P	4.78	50 to 2,000	**1,463**	1,642	**305,150**	336,000
12 January 1996	P	4.54	50 to 2,500	**1,656**	1,839	**355,420**	395,630
14 August 1996	P	4.61	100 to 1,100	**818**	905	**296,215**	330,785
						11,043,585	12,200,965

G = General issue P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust.

CM rust,
may be issued to executives at CML's discretion. Options are issued for $NIL consideration. Each option is over one share. Options have no voting rights until exercised. The holders of options are entitled to participate in bonus share issues. Where options are over issued shares held by the Trust, the Trust's consent is required to make the necessary shares available.

During 2004 the trustees restructured the Trust. The trustees disposed of eleven million CML shares. At balance date the Trust held a residual balance of 1,765,071 (2003 13,200,321) shares. This residual balance is held in reserve for the exercise of certain options issued under the Coles Myer Executive Share Option Plan. The exercise of all other options will be satisfied by the issue of new shares by CML.

The Trust used
to pa rust
(refer note 9).

The market value of CML ordinary shares at balance date was $9.16.

Notes to the Financial Statements

Note 34 Employee Share and Option Plans (continued)

Details of options granted under the Coles Myer Executive Share Option Plan to 25 July 2004 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions (page 39)	No. of options at 27 July 2003	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options at 25 July 2004	No. of vested options at 25 July 2004
Jul 99	Oct 05	4.50	1	66,000	-	22,000	-	44,000	44,000
Jul 99	Oct 06	4.50	1	66,000	-	-	-	66,000	66,000
Jul 99	Oct 07	4.50	1	85,000	-	-	-	85,000	85,000
Nov 99	Nov 06	8.25	2	950,000	-	-	950,000	-	-
May 00	Oct 06	4.50	3	96,000	-	-	96,000	-	-
May 00	Oct 07	4.50	3	96,000	-	-	96,000	-	-
May 00	Oct 08	4.50	3	96,000	-	-	96,000	-	-
Jun 00	Jun 07	6.46	4	3,231,000	-	-	501,000	2,730,000	-
Nov 00	Jul 06	7.28	NIL	4,000,000	-	4,000,000	-	-	-
Aug 01	**	6.21	NIL	2,000,000	-	500,000	-	1,500,000	-
Sep 01	**	6.28	NIL	1,500,000	-	-	-	1,500,000	600,000
Sep 01	Sep 07	6.33	5	2,500,000	-	-	-	2,500,000	1,000,000
Oct 01	Apr 07	4.50	NIL	66,000	-	-	-	66,000	66,000
Oct 01	Apr 08	4.50	NIL	66,000	-	-	-	66,000	66,000
Oct 01	Apr 09	4.50	NIL	68,000	-	-	-	68,000	68,000
Mar 02	Dec 06*	7.66	5	18,133,000	-	675,163	1,113,841	16,343,996	6,378,837
Jun 02	Dec 06*	8.32	5	430,000	-	-	-	430,000	172,000
Jun 02	Dec 06*	7.66	NIL	12,142,000	-	329,930	1,081,451	10,730,619	4,195,600
Jun 02	Dec 07*	6.44	5	2,500,000	-	-	-	2,500,000	-
Jul 02	May 07*	8.26	5	400,000	-	-	-	400,000	-
Jul 02	May 07*	8.26	NIL	270,000	-	12,000	-	258,000	96,000
Dec 02	Dec 07*	6.59	5	510,000	-	14,000	56,000	440,000	-
Dec 02	Dec 07*	5.88	5	1,720,000	-	-	-	1,720,000	-
Dec 02	Dec 07*	6.59	NIL	120,000	-	7,582	22,418	90,000	-
Feb 03	Dec 07*	6.59	5	690,000	-	-	220,000	470,000	-
Feb 03	Dec 07*	6.59	NIL	90,000	-	-	-	90,000	-
May 03	May 08*	6.42	5	1,290,000	-	-	-	1,290,000	-
May 03	May 08*	6.42	NIL	120,000	-	-	-	120,000	-
Jun 03	May 08*	6.42	5	720,000	-	-	-	720,000	-
Jun 03	May 08*	6.42	NIL	300,000	-	-	24,608	275,392	-
Aug 03	Nov 08*	7.28	5	-	2,500,000	-	-	2,500,000	-
Aug 03	Nov 08*	7.28	6	-	500,000	-	-	500,000	-
Oct 03	Nov 08*	7.26	5	-	1,583,000	-	100,000	1,483,000	-
Oct 03	Nov 08*	7.26	NIL	-	390,000	-	-	390,000	-
Nov 03	**	7.53	7	-	1,500,000	-	-	1,500,000	-
Dec 03	Nov 08*	7.12	5	-	430,000	-	-	430,000	-
Jan 04	Nov 08*	7.26	5	-	1,100,000	-	-	1,100,000	-
Jan 04	Nov 08*	7.26	NIL	-	420,000	-	-	420,000	-
Apr 04	May 09*	7.43	5	-	540,000	-	100,000	440,000	-
Apr 04	May 09*	7.43	NIL	-	120,000	-	-	120,000	-
Jul 04	May 09*	7.43	5	-	770,000	-	-	770,000	-
Jul 04	May 09*	7.43	NIL	-	180,000	-	-	180,000	-
Jul 04	Nov 09*	8.43	5	-	210,000	-	-	210,000	-
Total				54,321,000	10,243,000	5,560,675	4,457,318	54,546,007	12,837,437

* ** See legend on page 38

Notes to the Financial Statements

Note 34 Employee Share and Option Plans (continued)

At 27 July 2003, there were 4,649,000 vested options. During 2003, 5,660,000 options were issued with exercise prices between $5.88 and $6.59 (weighted average $6.30), 819,000 options were exercised with prices between $NIL and $6.21 (weighted average $4.45), and 4,436,000 options lapsed with exercise prices between $6.46 and $8.26 (weighted average $7.55).

Options exercised during the financial year and the number of shares provided to executives on the exercise of options:

Exercise date+	Fair value of shares at issue date+	2004 Number	2003 Number
September 2002	$5.87		80,000
November 2002	$6.25		80,000
January 2003	$6.35		40,000
February 2003	$5.68		23,000
June 2003	$7.12		540,000
July 2003	$7.10		56,000
September 2003	$7.74	**500,000**	
October 2003	$7.69	**22,000**	
December 2003	$7.53	**7,582**	
March 2004	$8.10	**340,940**	
April 2004	$8.33	**159,800**	
May 2004	$8.41	**137,600**	
June 2004	$8.46	**97,746**	
July 2004	$8.70	**4,295,007**	
Total		**5,560,675**	819,000

Aggregate proceeds received by the Trust from employees on the exercise of options over issued shares was $3,204,000 (2003 $3,640,500), and the fair value of those shares at issue date was $4,039,180 (2003 $5,594,840).

Aggregate proceeds received by CML from employees on the exercise of options over unissued shares was $37,060,328 (2003 $Nil), and the fair value of those shares at issue date was $43,485,748 (2003 $Nil).

Legend:

* Expiry date is shown as the expected month only. The actual last exercise date is 60 days after the announcement of the results of the CML Group.

** Cessation of employment + 1 year.

\+ Exercis
each issue date for that month.

Notes to the Financial Statements

Note 34 Employee Share and Option Plans (continued)

The performance hurdle conditions attaching to each tranche of options are as follows:

1 Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001 and 2002; or

To
must equa
Exchange (ASX).

The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable.

2 TSR over any one of the periods 1 March 1999 to 28 February 2002, 28 February 2003, or 29 February 2004 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

The hurdles were not met and the options lapsed during 2004.

3 Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2001, 2002 and 2003; or

T
median return over the same period of a set list of top 100 industrial companies listed on the ASX.

The hurdles were not met and the options lapsed during 2004.

4 TSR over any one of the periods 1 March 2000 to 28 February 2003, 29 February 2004, or 28 February 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

5 TSR must eq
(EPSG) expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

6 TSR mA
compound annual growth rate must equal or exceed 15% over the relevant period.

7 TSR must exc
growth rate must equal or exceed 12.5% over the relevant period.

For hurdles 5, 6 and 7, the options will progressively vest according to the level of TSR or EPSG achieved each year. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be retested in following years.

The directors have discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity or which would lead to an incorrect comparison.

Notes to the Financial Statements

Note 35 Director and Executive Disclosures

AASB 1046 "Director and Executive Disclosures by Disclosing Entities" has been applied for the first time in 2004. These disclosures are in more detail than previously required.

Directors
The following persons were directors of CML during the financial year:

Chairman – non-executive
Richard Allert

Executive director
John Fletcher

Non-executive directors
Patricia Akopiantz
Keith Barton
Richard Charlton (retired 26 November 2003)
William Gurry
Anthony Hodgson
Mark Leibler
Sandra McPhee
Martyn Myer
Michael Wemms

Executives (other than executive director, John Fletcher) with the greatest authority for strategic direction and management.
The following persons were the executives with the greatest authority for the strategic direction and management of the CML Group (specified executives) during the financial year:

Steven Cain	Group Managing Director, Food, Liquor and Fuel (appointed 11 August 2003)
Larry Davis	Managing Director, Target
Tim Hammon	Chief Officer, Corporate & Property Services
Fraser MacKenzie	Chief Financial Officer
Dawn Robertson	Managing Director, Myer
Hani Zayadi	Managing Director, Kmart

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

The remuneration of non-executive directors reflects the size and complexity of the CML Group as well as the additional compliance issues arising from its multiple stock exchange listings. Committee fees are included in non-executive remuneration.

Emoluments for the executive director and senior executives in the CML Group are designed to drive performance over both the short and long-term. The CML Group's remuneration structure provides rewards for increasing shareholder value and the achievement of financial targets and business strategies.

Emoluments are structured to attract, retain and motivate high calibre directors and senior executives who are best able to enhance the CML Group performance. Remuneration packages for specified executives recruited from overseas are structured such that they are competitive with their home country.

The senior executive remuneration structure has three components:

1. Fixed compensation

The annual review of senior executives' remuneration packages takes account of market comparisons for similar sized roles in other major corporations, performance of the incumbent, the appropriate mix of skills and experience and the performance of individual business groups and of the total CML Group. Appropriate advice is obtained from external consultants as to market and economic conditions as well as current directions in senior executive remuneration in Australia and overseas.

2. Senior Executive Incentive Scheme

The Senior Executive Incentive Scheme is based directly on the successful achievement of individual business unit, business group and the CML Group performance targets over the financial year and is paid annually as cash. Performance targets include financial (eg. profitability and comparative store growth) and non-financial measures (eg. safety).

For Retail Support executives, their performance targets also include key strategic deliverables relating to their functional area of responsibility. Executives need to be employed with the CML Group at the completion of the financial year to which the incentive relates, to be eligible to receive any payment.

3. Executive Share Option Plan

CML's Executive Share Option Plan is designed to reward senior executives for the creation of sustainable shareholder wealth over a 2-5 year period. The plan is currently based on market priced options, the exercise of which is linked to the achievement of performance hurdles. The performance hurdles are based on the achievement of relative total shareholder return in the top 50 industrials or minimum earnings per share growth expressed as a compound annual growth rate (refer note 34).

Senior executive remuneration packages are based on established, long-standing work value assessments to provide a robust, systematic approach to determining remuneration packages, which are market competitive with similar sized roles in other major Australian corporations. Whole-of-job comparison is also undertaken to ensure packages are fair and reasonable as well as being financially responsible.

The nature and amount of each component of the emoluments are reviewed annually by the Board Nomination and Remuneration Committee in respect of both the performance of the CML Group and industry best practice. The Board Nomination and Remuneration Committee is responsible for reviewing and making recommendations to the Board in respect to the emoluments of non-executive directors, the managing director and chief executive officer and senior executives reporting to the managing director and chief executive officer.

Contracts for the managing director and chief executive officer, John Fletcher, and specified executives generally provide for 12 months notice by both the Company and the executive. Mr MacKenzie is employed on a contract which provides that if his employment is terminated prior to 30 April 2007 he will receive payment up to but not beyond that date. After 30 April 2007 Mr MacKenzie's contractual notice period will be 12 months. Mr MacKenzie is required to provide the Company with 6 months notice. If the employment of Ms Robertson is terminated within three years of the date she commenced employment (May 2002), she will receive a payment of twelve months salary in addition to the twelve months notice period.

Notes to the Financial Statements

Note 35 Director and Executive Disclosures (continued)

Details of remuneration

Deta

$	Primary			Post Employment		
	Salary & Fees	Bonus	Non-monetary[1]	Superannuation Contribution	Retirement Benefit[2]	Cost to the Company
Patricia Akopiantz	116,450	-	-	9,956	102,771	229,177
Richard Allert	313,325	-	-	27,675	239,078	580,078
Keith Barton	130,894	-	-	11,256	-	142,150
Richard Charlton	37,786	-	-	3,225	4,182	45,193
William Gurry	108,325	-	-	9,225	52,310	169,860
John Fletcher[3]	2,288,953	2,412,705	2,956	8,250	-	4,712,864
Anthony Hodgson	151,536	-	-	13,114	-	164,650
Mark Leibler[4]	116,450	-	-	-	19,590	136,040
Sandra McPhee	130,894	-	-	11,256	-	142,150
Martyn Myer	116,450	-	-	9,956	14,930	141,336
Michael Wemms	138,348	-	-	11,927	-	150,275
Total	3,649,411	2,412,705	2,956	115,840	432,861	6,613,773

1. Non-monetary items include costs relating to motor vehicles.
2. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received. In prior years retirement benefits have been disclosed when paid. For 2004, retirement benefits have been presented on an accruals basis in accordance with AASB 1046. Mr Charlton received a payment of $346 t accrued during 2004 through to the date of his retirement.
3. Including option amortisation of $1,256,131, Mr Fletcher's remuneration is $5,968,995. Options have been valued by independent valuers using the Black-Scholes option pricing model. In accordance with AASB 1046, performance conditions are excluded from the valuation. Where options are subject to performance conditions, the disclosure reflects included for disclosure purposes only. It is not included in the Statements of Financial Performance as it does not result in a cost to the CML Group.
4. Mr Leibler's fees are paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly, superannuation contributions are not deducted. The fees are also subject to GST.

The nature and details of employment arrangements with specified executives are set out in the following remuneration table.

$	Primary							
	Salary & Fees	Bonus	Non-monetary[1]	Super-annuation Contribution[2]	Other Benefits[3]	Cost to the Company	Option Amortisation[4]	Total
Steven Cain	1,414,123	1,159,110	-	-	500,000	3,073,233	1,328,285	4,401,518
Larry Davis	1,052,878	835,232	99,786	-	-	1,987,896	443,686	2,431,582
Tim Hammon	768,988	800,037	-	11,050	-	1,580,075	421,360	2,001,435
Fraser MacKenzie	717,904	725,960	-	11,967	-	1,455,831	356,573	1,812,404
Dawn Robertson	1,439,585	806,032	205,139	-	276,345	2,727,101	1,150,818	3,877,919
Hani Zayadi	1,355,292	799,726	208,934	-	146,771	2,510,723	489,240	2,999,963
Total	6,748,770	5,126,097	513,859	23,017	923,116	13,334,859	4,189,962	17,524,821

1. Non-monetary items include cos of the executive.
2. Superannuation contributions are not required for overseas nationals who hold certain business visas.
3. Other benefits include sign-on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. For 2004, other benefits have been presented on an accruals basis in accordance with AASB 1046. In prior years, other benefits were disclosed when the executive became entit Robertson, and an additional $146,771 would have been disclosed in both 2002 and 2003 for Mr Zayadi.
4. Options have been valued by independent valuers using the Black-Scholes option pricing model. In accordance with AASB 1046, performance conditions are excluded from the valuation. Where options are subject to performance conditions, the disclosure reflects the maximum achievable allocation. The option value is amortised over the vesting period of the option. Option amortisation is included for disclosure purposes only. It is not included in the Statements of Financial Performance as it does not result in a cost to the CML Group.

Notes to the Financial Statements

Note 35 Director and Executive Disclosures (continued)

Options provided as remuneration

Details of options over ordinary shares of CML provided as remuneration to each director of CML and each of the specified executives of the CML Group are set out below. Further information on options is set out in note 34.

	Exercise Price	Balance at 27 July 2003	Granted during the year	Value of option granted	Exercised	Market price at date of exercise[4]	Lapsed during the year	Balance at 25 July 2004	Vested during the year	Vested at 25 July 2004[5]
John Fletcher	$6.33	2,500,000	-	-	-	-	-	2,500,000	1,000,000	1,000,000
	$7.53	-	1,500,000[1]	$1.17	-	-	-	1,500,000	-	-
Steven Cain	$7.28	-	2,500,000[2]	$1.36	-	-	-	2,500,000	-	-
	$7.28	-	500,000[3]	$1.36	-	-	-	500,000	-	-
Larry Davis	$6.28	1,500,000	-	-	-	-	-	1,500,000[6]	300,000	600,000
Tim Hammon	$4.50	67,000	-	-	22,000	$7.69	-	45,000	-	45,000
	$4.50	48,000	-	-	-	-	48,000	-	-	-
	$6.46	115,000	-	-	-	-	-	115,000	-	-
	$4.50	100,000	-	-	-	-	-	100,000[6]	34,000	100,000
	$7.66	745,000	-	-	-	-	-	745,000	298,000	298,000
Fraser MacKenzie	$5.88	860,000	-	-	-	-	-	860,000	-	-
Dawn Robertson	$6.44	2,500,000	-	-	-	-	-	2,500,000	-	-
Hani Zayadi	$6.21	2,000,000	-	-	500,000	$7.74	-	1,500,000[6]	500,000	-
Total		10,435,000	4,500,000		522,000		48,000	14,365,000	2,132,000	2,043,000

1. Options granted are exerd
2. Options granted are exercisable ind
   the CML Group for the year ending July 2008.
3. Options granted are exercisable ind
   the CML Group for the year ending July 2008.
4. Options exercised have been fully paid.
5. Vested options are fully exercisable.
6. Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

Notes to the Financial Statements

Note 35 Director and Executive Disclosures (continued)

Directors' and specified executives' share holdings

The numbers of ordinary shares in CML held during the year by each director of CML and each of the specified executives of the CML Group, including their personally-related entities, are set out below.

	Balance at 27 July 2003	Options Exercised	Net Change Other	Balance at 25 July 2004
Directors				
Patricia Akopiantz	3,144	-	109	3,253
Richard Allert	29,961	-	45	30,006
Keith Barton	-	-	10,200	10,200
Richard Charlton[1]	10,594	-	10	10,604
John Fletcher	28,061	-	38	28,099
William Gurry	102,500	-	3,669	106,169
Anthony Hodgson	6,000	-	-	6,000
Mark Leibler	45,600	-	-	45,600
Sandra McPhee[2]	-	-	4,139	4,139
Martyn Myer	52,013	-	(2,573)	49,440
Michael Wemms	-	-	208	208
Specified Executives				
Steven Cain	-	-	-	-
Larry Davis	-	-	-	-
Tim Hammon	628	22,000	(21,977)	651
Fraser MacKenzie	3,000	-	-	3,000
Dawn Robertson	-	-	-	-
Hani Zayadi	-	500,000	(500,000)	-
Total	281,501	522,000	(506,132)	297,369

Specified executives do not hold any ReCAPS.

	Balance at 27 July 2003	Balance at 25 July 2004
Directors		
Patricia Akopiantz	-	-
Richard Allert	-	-
Keith Barton	300	300
Richard Charlton[1]	-	-
John Fletcher	120	120
William Gurry	-	-
Anthony Hodgson	-	-
Mark Leibler	-	-
Sandra McPhee[2]	-	-
Martyn Myer	900	900
Michael Wemms	-	-
Total	1,320	1,320

1. Mr Charlton retired on 26 November 2003. At this time, Mr Charlton held 10,604 ordinary shares in CML and NIL ReCAPS.
2. Ms McPhee also holds 3,400 (2003 3,400) endowment warrants.

Note 35 Director and Executive Disclosures (continued)

Other transactions with directors and specified executives

The CML Group has a comprehensive statement of Corporate Governance principles. This Statement incorporates detailed policies in respect to director-related party transactions. The major elements of the policy are:

- Directors must advise the Company of all director-related entities.
- Where there are total transactions between the CML Group and a director's related entities exceeding $1 million in any month, then the director must supply CML with details of these transactions.
- The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/Governance Committee prior to committing the CML Group:
  - Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed $5 million in any one year,
  - All agreements to lease and/or leases of property, and
  - All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.
- In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML's external auditor. No such review occurred in 2004.
- All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

All transactions were on terms and conditions that were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

Retirement agreement

On 27 March 2003, CML announced that non-executive directors appointed after that date will not receive retirement benefits. CML has an agreement with those non-executive directors appointed prior to 27 March 2003 for the provision of an allowance to be paid to each director on his or her retirement or death.

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on 21 November 1989. The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received.

Mr M.K. Myer

The CML Group had transactions with Armidale No 2 Property Syndicate, a director related party of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in Armidale No 2 Property Syndicate, an entity controlled by his brother.

The type of transaction between the director-related entity and the CML Group was:

Leasing property by Armidale No 2 Property Syndicate to the CML Group in the normal day-to-day conduct of its business $906,400 net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL.

The CML Group has entered into an agreement to lease a property from a related party of Mr M.K. Myer. Mr M.K. Myer has no financial interest in the related party. The lease is anticipated to commence in the 2005 financial year.

Other directorships

Some directors of CML are also directors of public companies, which have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial or operating policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1046.

Indemnity of officers

Article 70 of CML's Constitution obliges CML to indemnify, to the full extent the law permits, each person to whom the article applies for all losses and liabilities incurred by them as an officer of CML or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a director or secretary and to any officer or former officer of CML or related body corporate as the directors decide in each case.

The article does not limit the power of CML to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before 15 April 1994. The article does not confer rights on a person who ceased to be a director or secretary before 20 November 1997.

CML has also entered into a Good Faith Protection and Access Deed (the Deed) with its directors following shareholder approval to do so at the 18 November 1999 Annual General Meeting. On 21 October, 2003, CML entered into a Deed with Messrs Barton, Hodgson and Wemms and Ms McPhee.

Additionally, on 21 October 2003, CML entered into a supplemental deed with each of Messrs Allert, Charlton, Fletcher, Liebler, Myer and Gurry and Ms Akopiantz which contained a number of supplemental provisions to update the Deed for developments in the law and to ensure consistency with the form of the Deed entered into with directors appointed during the 2003 year. The Deeds provide for indemnification of the directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No director or officer of CML has received the benefit of an indemnity from the Company during or since the end of the year.

CML maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

Notes to the Financial Statements

Note 36 Contingent Liabilities

$ million	CML Group 2004	CML Group 2003	CML 2004	CML 2003
Contingent liabilities at balance date, not otherwise provided for in this financial report, were as follows:				
Guarantees				
Trading guarantees	**340.2**	255.0	**261.2**	206.7

CML has

CML has guaran ,
thereby eliminating the need to prepare financial reports for those entities.

Other

CML has entered into an agreement with the Coles Myer Employee Share Plan Trust to provide funds for the purchase of CML shares, allot new shares in CML and make contributions to ensure the solvency of the Trust (refer note 34).

Certain companie
of directors that any liabilities arising from such legal action would not have a material adverse effect on the CML Group.

The Australian Competition and Consumer Commission has commenced proceedings against Liquorland Australia Pty. Ltd. alleging contraventions of the Trade Practices Act. Liquorland Australia Pty. Ltd. has denied liability and is defending the action. It is not possible to estimate the potential outcome of this claim at this time.

Notes to the Financial Statements

Note 37 Related Party Transactions

Directors and specified executives

Disclosures relating to directors and specified executives are set out in note 35.

Transactions with entities in the wholly owned group

CML is the ultimate chief entity in the CML Group.

CML advanced and
during the current and previous financial years. These transactions were on normal commercial terms and conditions.

Dividends, interest and le
10 and 32. Amounts owing by/to controlled entities are disclosed in notes 9 and 20.

Transactions with other related parties

The aggre

Lease cial
terms and conditions. Balance of amounts payable by the CML Group (current) at balance date $NIL (2003 $NIL).

D rust Deed and
Partnership Agreements.

The CML Group's cost of participation with an associated entity in a customer loyalty program $43,726,000 (2003 $29,526,537) in accordance with a service agreement. Balance of amounts payable by the CML Group (current) at balance date $10,488,000 (2003 $7,845,878).

The sale of gift vouchers to an associated entity on normal commercial terms and conditions $18,000,000 (2003 $21,750,000). Balance of amounts receivable from an associated entity by the CML Group (current) at balance date $NIL (2003 $NIL).

Details of associated entities are disclosed in notes 10 and 33.

Notes to the Financial Statements

Note 38 Financial Instruments

Derivatives

A derivative fi
Derivatives a
of cross currency swaps and forward contracts to eliminate exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses all of the derivative classes detailed below, that is, interest rate swaps, options, forward rate agreements and futures. Exposures arising from merchandise imports of the CML Group are managed by the use of currency options and forward exchange contracts.

At balance date, all derivative financial instruments held by the CML Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affect
risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The CML Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to substantially eliminate credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the CML Group to grant or to seek collateral when entering into derivative transactions.

Derivatives are generally separated into three classes:

a Swaps

Interest rate swap transactions undertaken by the CML Group generally involve the exchange of fixed and floating interest payment obligations, bas
to re-exchange
swap period.

Unde ed intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At balance date, the fixed interest rates varied from 1.1% to 7.4%. The terms and notional principal amounts of the CML Group's outstanding contracts at balance date were:

	Average rate		CML Group	
	2004 %	2003 %	**2004 $ million**	2003 $ million
Less than one year	**5.90**	5.10	**525.0**	628.1
One to two years	**4.13**	5.33	**775.4**	525.0
Two to three years	**4.99**	3.98	**187.5**	773.5
Three to four years	**5.64**	4.96	**140.0**	187.5
Four to five years		5.64		140.0
			1,627.9	2,254.1

Notes to the Financial Statements

Note 38 Financial Instruments (continued)

b Futures and forward contracts

Interest rate futures and forward rate agreements

Futures contracts and forward rate agreements undertaken by the CML Group are for delayed delivery of cash or financial instruments in which the seller agrees to settle at a specified price or yield. The terms and notional amounts of the CML Group's outstanding contracts at balance date were:

	Average rate		CML Group	
	2004	2003	**2004**	2003
	%	%	**$ million**	$ million
Less than 3 months		4.46		450.0
3 to 12 months		4.23		250.0
				700.0

Currency contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a predetermined exchange rate to hedge its foreign currency assets, borrowings and purchases of goods and services. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group's major outstanding contracts at balance date were:

	Average US$ rate		CML Group	
	2004	2003	**2004**	2003
			$ million	$ million
United States Dollars				
Less than 3 months	**0.71**	0.65	**232.2**	74.8
3 to 12 months	**0.70**	0.63	**4.3**	3.9
			236.5	78.7

	Average NZ$ rate		CML Group	
	2004	2003	**2004**	2003
			$ million	$ million
New Zealand Dollars				
Less than 3 months	**1.11**		**(3.1)**	

	Average GBP rate		CML Group	
	2004	2003	**2004**	2003
			$ million	$ million
Pounds Sterling				
Less than 3 months	**0.39**		**1.2**	

	Average HK$ rate		CML Group	
	2004	2003	**2004**	2003
			$ million	$ million
Hong Kong Dollars				
Less than 3 months	**5.36**	5.18	**0.1**	0.2

	Average Euro rate		CML Group	
	2004	2003	**2004**	2003
			$ million	$ million
Euro				
Less than 3 months	**0.58**	0.58	**9.2**	2.8
3 to 12 months	**0.57**	0.57	**0.1**	0.2
			9.3	3.0
			244.0	81.9

Notes to the Financial Statements

Note 38 Financial Instruments (continued)

c Options

Options are contracts that grant the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price and within a specified period. They require the seller to pay the purchaser at specified future dates, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, based on a notional principal. The CML Group regularly uses foreign currency options to hedge amounts payable in respect of foreign currency purchases of goods and services.

Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group's major outstanding foreign currency option contracts at balance date were:

	Average US$ rate		**CML Group**	
	2004	2003	**2004 $ million**	2003 $ million
United States Dollars				
Less than 3 months	**0.73**	0.65	**38.1**	53.9
3 to 12 months	**0.71**	0.68	**3.1**	0.4
			41.2	54.3

	Average HK$ rate		**CML Group**	
	2004	2003	**2004 $ million**	2003 $ million
Hong Kong Dollars				
Less than 3 months		5.79		-
			41.2	54.3

The
immaterial at balance date (2003 immaterial).

Notes to the Financial Statements

Note 38 Financial Instruments (continued)

Interest rate risk
The CML Group's exposure to interest rate risk and the effective interest rates on financial instruments were:

At 25 July 2004	Weighted average effective interest rate %	Floating interest rate $ million	Fixed interest rate maturing in: 1 year or less $ million	1 to 5 years $ million	Non interest bearing $ million	Total $ million
Assets						
Cash and deposits	5.52	1,083.4				1,083.4
Trade and other debtors					433.0	433.0
Employee Share Plan	4.92	29.7				29.7
Government and semi-government stocks and bonds	6.29		5.5	3.6		9.1
Shares and investments in unit trusts and partnerships					103.8	103.8
Total financial assets		1,113.1	5.5	3.6	536.8	1,659.0
Liabilities						
Trade creditors and accruals					2,815.7	2,815.7
Medium term notes - domestic currency	7.03		350.0			350.0
Medium term notes - foreign currency	1.00	66.1		254.5		320.6
Other foreign currency loans	6.25	234.4				234.4
Overdrafts	8.95	7.1				7.1
Interest rate swaps*	4.66	(35.5)	175.0	(139.5)		
Cross currency swaps	5.82	62.8				62.8
Employee entitlements					551.7	551.7
Total financial liabilities		334.9	525.0	115.0	3,367.4	4,342.3
At 27 July 2003						
Assets						
Cash and deposits	4.53	905.5				905.5
Trade and other debtors					372.1	372.1
Employee Share Plan	2.43	95.4				95.4
Government and semi-government stocks and bonds	7.05		4.6	3.1		7.7
Shares and investments in unit trusts and partnerships					98.1	98.1
Total financial assets		1,000.9	4.6	3.1	470.2	1,478.8
Liabilities						
Trade creditors and accruals					2,476.3	2,476.3
Medium term notes - domestic currency	6.64		250.0	350.0		600.0
Medium term notes - foreign currency	1.28	118.5	81.3	252.6		452.4
Other foreign currency loans	5.70		7.5			7.5
Overdrafts	8.45	10.8				10.8
Interest rate swaps*	4.61	30.8	(68.2)	37.4		
Cross currency swaps	5.37	154.0	(70.6)			83.4
Employee entitlements					538.3	538.3
Total financial liabilities		314.1	200.0	640.0	3,014.6	4,168.7

*Notional principal amounts

Notes to the Financial Statements

Note 38 Financial Instruments (continued)

Net fair values

The net fair values of the CML Group's unlisted financial instruments at balance date, where carrying values do not approximate net fair values, were:

	Carrying amount		Net fair value*	
$ million	**2004**	2003	**2004**	2003
Assets				
Favourable swap contracts	**2.6**	6.2	**9.9**	16.9
Liabilities				
Loans	**910.8**	1,067.1	**918.8**	1,088.4
Unfavourable swap contracts	**67.3**	89.1	**70.1**	100.7
	978.1	1,156.2	**988.9**	1,189.1

Net fair values of government and semi-government stocks and bonds are included in note 10.

* Net fair values of financial instruments were determined on the following bases:

- Financial instruments traded in an organised financial market - current quoted market bid price for an asset or offer price for a liability adjusted for any transaction costs necessary to realise the assets or settle the liability;
- Fixed rate loans - current risk adjusted market rates; and
- Interest rate swaps and forward foreign exchange contracts - by discounting expected future cash flows using the current interest rate for assets and liabilities with similar risk profiles, or where a market exists, the market price.

There is an element of subjectivity involved in the calculation of net fair value. Accordingly, the fair value estimates above are not necessarily the amounts the CML Group could have realised at balance date.

Credit risk

The carrying amounts of financial assets included in the consolidated financial statements represent the CML Group's exposure to credit risk in relation to these assets. The credit exposure of interest rate swaps and forward foreign exchange contracts is represented by the net fair value of the contracts, as disclosed.

The CML Group does not have any significant exposure to any individual counterparty or major concentrations of credit risk that arise from the CML Group's financial instruments.

Directors' Declaration and Independent Audit Report

Directors' Declaration

The directors declare that

a) the financial statements and notes set out on pages 2 to 51 are in accordance with the Corporations Act 2001 and:

1) comply with the Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

2) give a true and fair view of CML's and the CML Group's financial position as at 25 July 2004 and of their performance for the 52 weeks ended on that date.

b) in the opinion of the directors:

1) the financial statements and notes are in accordance with the Corporations Act 2001; and

2) there are reasonable grounds to believe that CML will be able to pay its debts as and when they become due and payable; and

3) the members of the Closed Group identified in note 32 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

This declaration is made in accordance with a resolution of the directors.



Richard Allert
Chairman

John Fletcher
Managing Director and Chief Executive Officer

Melbourne, 22 September 2004

Independent Audit Report to the Members of Coles Myer Ltd.

PRICEWATERHOUSECOOPERS

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of Coles Myer Ltd. and the Coles Myer Ltd. Group (defined below) for the financial year ended 25 July 2004 included on Coles Myer Ltd.'s web site. The company's directors are responsible for the integrity of the Coles Myer Ltd. web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Audit opinion

In our opinion, the financial report of Coles Myer Ltd.:

- gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Coles Myer Ltd. and the Coles Myer Ltd. Group (defined below) as at 25 July 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Coles Myer Ltd. (the company) and the Coles Myer Ltd. Group (the consolidated entity), for the year ended 25 July 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the annual report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Dale McKee
Partner

Melbourne, 22 September 2004

Business Directory

Coles Myer Ltd.
Registered Office
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787
www.colesmyer.com
Email info@colesmyer.com

Emerging Businesses
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Corporate and Retail Support
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Food & Liquor
Coles Supermarkets
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 5111
Facsimile: (03) 9829 6787

Bi-Lo
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 5111
Facsimile: (03) 9829 5990

Coles Myer Liquor Group
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Coles Express
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 3111
Facsimile: (03) 9829 6787

Myer
295 Lonsdale Street
Melbourne Vic 3000
Telephone: (03) 9661 1111
Facsimile: (03) 9661 3770

Target
12-14 Thompson Road
North Geelong Vic 3215
Telephone: (03) 5246 2000
Facsimile: (03) 5246 2257

Kmart
800 Toorak Road
Tooronga Vic 3146
Telephone: (03) 9829 4111
Facsimile: (03) 9829 6787

Officeworks
Virginia Park 1 South Drive
236-262 East Boundary Road
Bentleigh East Vic 3165
Telephone: (03) 8575 1900
Facsimile: (03) 8575 1999